As filed with the Securities and Exchange Commission on October 4, 2010
Registration No. 333-167977
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RIDGEBURY TANKERS LTD
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	98-0656615
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

625 Ridgebury Road
Ridgefield, Connecticut 06877
(203) 748-4784
(Address and telephone number of Registrant’s principal executive offices)

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200
(Name, address and telephone number of agent for service)

Copies to:

Lawrence Rutkowski, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Alexander A. Gendzier, Esq. Jones Day 222 East 41st Street New York, New York 10017-6702 (212) 326-7821 (telephone number) (212) 755-7306 (facsimile number)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee(2)
Common Shares, $0.01 par value per share	$340,800,000	$24,299.04(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Includes common shares that may be sold pursuant to the underwriters’ over-allotment option.

(3)	All of this amount was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2010

Preliminary Prospectus

           Shares

          Common Shares

We are offering           of our common shares. This is our initial public offering and no public market currently exists for our common shares. We expect the initial public offering price of our common shares to be between $      and $      per common share.

We have applied to have our common shares listed for trading on the Nasdaq Global Market under the trading symbol “RDGE.”

Investing in our common shares involves risks.  Please read “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions(1)(2)	$	$
Proceeds to the Company Before Expenses	$	$

(1)	Excludes a financial advisory fee payable by us solely to Jefferies & Company, Inc. of 0.80% of the initial public offering price per common share. See “Underwriting.”

(2)	No underwriting discount or commission or financial advisory fee will be paid by Mr. Burke or his family in connection with $5.8 million of common shares purchased by them in our directed share program.

Delivery of the common shares is expected to be made on or about          , 2010. We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional           of our common shares to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions and financial advisory fee payable by us will be $      and the total proceeds to us, before expenses, will be $     .

Jefferies & Company	UBS Investment Bank	Wells Fargo Securities

RBC Capital Markets

BB&T Capital Markets	DVB Capital Markets	FBR Capital Markets	Morgan Keegan & Company, Inc.

Prospectus dated          , 2010

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

The information presented in this prospectus assumes (1) an initial public offering price of          per common share, which is the mid-point of the estimated range of the price set forth on the cover page of this prospectus, and (2) that the underwriters will not exercise their overallotment option. The information in this prospectus gives effect to a          :1 common stock split (in the form of a dividend of           common shares), which will take effect prior to the completion of this offering. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

i

Prospectus Summary

This summary provides a brief overview of the key aspects of this offering and our business. Before investing in our common shares, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and our balance sheet and related notes, for a more complete understanding of our business and this offering. Unless we specify otherwise, all references in this prospectus to “we,” “our,” “us” and the “Company” refer to Ridgebury Tankers Ltd and its future vessel-owning subsidiaries with respect to its initial fleet. The glossary contained in Annex A of this prospectus provides definitions of certain terms that are commonly used in the shipping industry.

Our Company

We were incorporated under Marshall Islands law in February 2010, by our founder, Mr. Robert Burke. We are primarily focused on acquiring and deploying Suezmax tankers in spot market-related vessel pools, in the spot charter markets or under spot market indexed time charters. We believe that Suezmax tankers are versatile because they are capable of trading on both short- and long-haul routes and to a wide variety of ports. For these reasons, we aim to opportunistically grow our fleet through timely and selective acquisitions of Suezmax tankers. Although we expect our fleet to initially be comprised of Suezmax tankers, we will evaluate all classes of tankers for potential future acquisitions.

We intend to focus primarily on the spot market because we believe that spot charters will (i) provide us with better flexibility than time charters to adjust to changing market conditions; (ii) better position us to capitalize on improvements in the freight rate market; and (iii) allow us to achieve higher returns, because according to Drewry Shipping Consultants Ltd., or Drewry, during the period from 2000 through June 2010, spot market rates for Suezmax tankers have been higher on average than one-year time charter rates and therefore have historically provided higher average returns. However, we cannot guarantee that our focus on the spot market will result in our achieving higher returns or that the freight rate market will improve.

We expect that our initial fleet will consist of four Suezmax tankers. We intend to use the net proceeds of this offering to acquire these vessels from Teekay Corporation, or Teekay, for a purchase price of approximately $75.0 million per tanker, or approximately $300.0 million in the aggregate. We expect to take delivery of all of these vessels within 60 days of the closing of this offering, and we will not generate revenue from each vessel until after the delivery of such vessel to us. Pursuant to our pool entry letter agreement with Heidmar Inc., or Heidmar, and consented to by Blue Fin Tankers, Inc., or the Blue Fin Tankers Pool, we have agreed to operate our initial vessels in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum of three years. Please see “—Our Pool Arrangements” and “Business—Our Charters and Pool Arrangements.”

We will contract with third-party managers for the technical management of our vessels. Initially, we intend to retain Bernhard Schulte Shipmanagement, or Schulte, to provide the technical management of our vessels. Schulte manages approximately 600 vessels and has significant experience in the tanker sector. Please see “—Our Technical Management Agreements” and “Business—Our Technical Manager and Management Agreements.”

We intend to distribute to our shareholders on a quarterly basis an aggregate amount of cash that is expected to be substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine, in the manner discussed under the caption “Dividend Policy.” Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet.

Our Initial Fleet

We expect that our initial fleet will consist of four Suezmax tankers, each of which were constructed by Bohai Shipbuilding Heavy Industries Co., Ltd., or Bohai. We have entered into memoranda of agreement with Teekay to acquire these four vessels, which we expect will be delivered to us within 60 days of the closing of this offering. Pursuant to the memoranda of agreement, we expect the seller to agree to endeavor to deliver these vessels as early as possible within the 60-day period. The following table sets forth additional information about the vessels in our initial fleet:

Vessel Name	Vessel Type	DWT	Year Built
Tianlong Spirit (to be renamed Ridgebury John B)	Suezmax	159,021	2009
Jiaolong Spirit (to be renamed Ridgebury Lindy A)	Suezmax	159,021	2009
Shenlong Spirit (to be renamed Ridgebury Nicholas A)	Suezmax	159,021	2009
Dilong Spirit (to be renamed Ridgebury Natasha V)	Suezmax	159,021	2009

Although we expect our fleet to initially be comprised of Suezmax tankers, we will evaluate all classes of tankers for potential future acquisitions.

Our Pool Arrangements

Pursuant to our pool entry letter agreement with Heidmar and consented to by the Blue Fin Tankers Pool, we have agreed to operate our initial vessels in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum of three years. The Blue Fin Tankers Pool is managed by Heidmar and currently operates a fleet of 18 Suezmax tankers, with nine different pool partners, including established shipowners that pool their vessels in order to achieve better market coverage and efficiencies. In addition, with an average age of less than five years at the end of April 2010 based on information provided to us by Heidmar (relying on sources available to them), we believe the vessels that operate in the Blue Fin Tankers Pool are younger on average than those that comprise other large Suezmax pools. Additionally, we have agreed to employ any other Suezmax tankers that we may acquire in the Blue Fin Tankers Pool for a period of three years and any other non-Suezmax tankers we may acquire in an applicable tanker pool operated by Heidmar or its subsidiaries for a minimum of three years. Our vessels must satisfy the vetting requirement of the oil majors before they may be employed in the Blue Fin Tankers Pool or any other Heidmar managed pool. We expect the vetting process for each vessel to take 30 to 60 days from the date of delivery of each such vessel. Heidmar has agreed, pursuant to a commercial management agreement, to manage the chartering of our vessels in the spot market prior to their employment in the Blue Fin Tankers Pool. We will pay Heidmar an initial management fee of $387 per day per vessel, including any off-hire periods, and a commission of 1.25% on all gross freight, demurrage, dead freight and miscellaneous revenue receipts paid in respect of our vessels, which fee and commission are deducted from our share of pool revenue. Under the commercial management agreement pursuant to which Heidmar will charter our vessels prior to the operation of our vessels in the Blue Fin Tankers Pool, this commission will be 1.5% and our initial management fee will be equal to that charged for management of vessels in the Blue Fin Tankers Pool. See “Business—Terms of the Blue Fin Tankers Pool Agreement.”

Our Technical Management Agreements

Initially, we intend to retain Schulte to provide the technical management of our vessels. Schulte manages approximately 600 vessels and has significant experience in the tanker sector. We expect our technical management agreements to provide Schulte a management fee of approximately $130,000 per vessel per year, or approximately $10,833 per vessel per month, increased annually for inflation, and a crew management fee of approximately $125,842 per vessel per month plus an additional amount of approximately $6,083 per vessel per month for provisions. See “Business—Our Technical Manager and Management Agreements.”

Tanker Industry Trends

Based on information provided by Drewry, we believe, but cannot guarantee, that the following industry trends create growth opportunities for us as an owner and operator of tankers and, in some cases, Suezmax tankers in particular:

•	the global economic downturn and limited availability of vessel financing, among other things, have resulted in tanker values near their recent historic lows, although these values are currently rising;

•	recovery in oil and refined petroleum product consumption driven by a rebound in global economic activity and industrial production, which has resulted in increasing demand for tankers;

•	increased aggregate seaborne transportation distances, due in large part to growing economies in China and India, limitations on expansion of existing refinery capacity, marginal refinery profitability in certain developed countries, and lower cost refinery capacity becoming increasingly located in developing countries further from end consumers, benefiting demand for and utilization of large tankers, such as Suezmax tankers;

•	International Maritime Organization, or IMO, regulations mandating a phase-out by the end of 2010, or 2015 by exemption of a tanker’s flag state under certain conditions, of single-hull tankers, which made up approximately 8% of the world’s tanker supply in July 2010, benefiting demand for and utilization of double-hull tankers, such as the vessels we intend to acquire and operate; and

•	charterers’ concerns about environmental and safety standards, which shifts their preference toward modern tankers operated by reputable ship operators.

Competitive Strengths

We believe that the experience of our corporate management team and the principles on which we plan to operate our business will enhance our ability to successfully compete in the tanker industry, although there can be no guarantee we will be able to do so. A summary of what we believe are our competitive strengths is set forth below. Please see “Business — Competitive Strengths” for additional information.

•	Experienced Corporate Management. We believe that our management team has significant experience in the international shipping industry, including in the tanker sector. In particular, Mr. Burke, our Chief Executive Officer, has been involved in the shipping industry for over 30 years, in a variety of capacities, Mr. Burke began his career by serving as an officer aboard tankers for three years following his graduation from the U.S. Merchant Marine Academy in Kings Point, New York. He has since been a lender to and an investor in a variety of shipping companies. He invested in the debt and equity of shipping companies as Managing Director and, later, as head of GE Capital Corporation’s Ship Finance Division and invested as a principal in shipping companies as founder of a private equity fund. Most recently, in 2006, Mr. Burke arranged to purchase and served as Chief Executive Officer of Chembulk Tankers LLC, a company specializing in the ownership and operation of chemical tankers with a fleet of 19 chemical tankers. Collectively, over the last 30 years, our management team has been involved in the purchase and sale of over 50 vessels. As a result of these decades of experience, we believe that our management team has built strong relationships within the shipping industry, and developed strong operational and target evaluation capabilities.

•	Alignment of Management and Shareholder Interests. We believe that our corporate structure and the structure of our management’s compensation aligns our management’s interests with those of our shareholders. Our founder and Chief Executive Officer, as well as members of his family, will purchase approximately $5.8 million of our common shares in this offering at a price per share equal to the public offering price. Both Mr. Burke and Mr. Kevin Bavolar, our Chief Financial Officer, will enter into five-year employment agreements, at what we believe are current market rate salaries. The employment agreements and our incentive stock plan will be the only transactions between us and our management, and the terms of these agreements will be filed. We believe that this compensation structure eliminates many of the potential conflicts between our management’s interests and those of our shareholders, and should reduce our costs to the benefit of our shareholders. To ensure that there are few conflicts of interest between us and our management, we do not intend to have (i) any “poison pills,” dual classes of stock or any other anti-

takeover provisions in our governing documents, (ii) sale and purchase fees paid to Company or management affiliates for sales or purchases of vessels, (iii) technical management fees paid to affiliates of management or the Company, commercial management fees or commissions paid to affiliates of management or the Company, (iv) vessels sold to us or purchased by us from our affiliates or those of our management or (v) other fees paid to management or management affiliates that are common in the shipping industry.

•	Our Focus on Suezmax Tankers. Initially, we intend to focus on the Suezmax segment of the tanker shipping industry. We believe that Suezmax tankers are the workhorse of ocean crude oil transportation and, according to Drewry, demand for them is increasing in areas with increased crude oil output such as the Middle East, West Africa and Caspian/Black Sea regions. Suezmax tankers are nearly twice the size of Aframax vessels, yet are able to compete on nearly all of the same trade routes as Aframax vessels. Compared to larger Very Large Crude Carriers, or VLCCs, Suezmax tankers have significantly more trading-lane options and, therefore, fewer ballast voyages. Due to these factors, the charterhire earned from Suezmax tankers typically reflects changes in the demand for and cost of transportation of crude oil without the attendant volatility of VLCCs.

•	Employment of Our Initial Fleet in the Blue Fin Tankers Pool. Following an initial oil major vetting period, we expect to operate the vessels that will comprise our initial fleet in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum period of three years. We believe that our participation in the Blue Fin Tankers Pool gives us marketing and efficiency advantages similar to those of more established owners in the pool, including access to the same long-term relationships, charters and private cargoes with oil majors and traders as those enjoyed by the other pool participants. In addition, because we will be scheduled to receive regular, monthly distributions from the pool of a share of the pool’s monthly earnings for our vessels then operating in the pool, we will not be subject to receiving charterhire at irregular intervals in the spot market, which we believe will help to reduce the effect of fluctuations in cash flow related to individual spot charters.

•	Modern, high-quality fleet of tankers. Our vessel acquisition strategy will target modern double-hull tankers built in shipyards that we believe have a reputation for constructing high-quality vessels and whose construction management has been performed to high standards by reputable owners. For example, the four vessels that will comprise our initial fleet were built at Bohai, which is well-regarded among the major Chinese shipyards. The vessels were built under the direct supervision of Teekay, which provided a large construction oversight team on-site at the shipyard, and were outfitted with mechanical components and equipment supplied by well-established manufacturers, many of which are Japanese or European. We believe that owning a modern, high-quality fleet of double-hull tankers is more attractive to charterers, reduces operating costs and fuel consumption and will allow our fleet to be more reliable, which we expect will improve utilization.

Business Strategy

Our strategy is to seek to assemble a fleet of modern, high-quality tankers, initially consisting of Suezmax tankers, for employment in the spot market, including in spot market-related vessel pools, and to grow our business through accretive vessel acquisitions. As detailed below, our strategy largely relies on blending certain complementary elements of vessel employment with a capital structure that supports our growth and operations. We believe that by relying primarily on equity financing to refinance any debt we incur for the acquisition of our initial fleet and any future vessel acquisitions, we will be in a better position to withstand the volatility of the spot market and will have more cash available to pay dividends than if we relied primarily on maintaining outstanding debt financing since cash flows from operations can be used to pay dividends as opposed to debt and related interest payments. Key elements of our business strategy include:

•	Strategically expanding the size of our fleet. We will seek to opportunistically acquire modern, high-quality Suezmax tankers and other types of tankers as we may determine, through timely and selective acquisitions of vessels in a manner that is accretive to our earnings per share and therefore to our ability to pay dividends per share. We intend to initially focus on Suezmax tankers, although we will evaluate all classes of tankers for potential acquisition. We believe that while asset values in the tanker industry have been trending upward from their recent historical lows, current tanker values present us with opportunities to grow our fleet at favorable prices.

•	Deploying our vessels in the Blue Fin Tankers Pool. We seek to provide shareholders with the opportunity to invest in a company with a strategic focus on the tanker spot market for Suezmax tankers by deploying the vessels in our initial fleet in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count). We believe that employment of our vessels in the Blue Fin Tankers Pool following the required vetting process by oil majors will allow us to capture the trends of the Suezmax freight rate market. Additionally, we believe our financial strategy to maintain a low level of debt and our receipt of a share of the net pool revenues earned across a large fleet of vessels will allow us to withstand volatility in spot market rates, as our fixed costs will be at a relatively low level compared to more highly-leveraged companies, although there can be no guarantee to that effect.

•	Distributing our net operating cash flow to shareholders through quarterly dividends. We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine are required or advisable. Please see “Dividend Policy.”

•	Maintaining low leverage to build a strong balance sheet. While we may finance a portion of the purchase price of our initial vessels and plan to finance future vessel acquisitions with borrowings under our credit facility, we intend to maintain a low level of debt by refinancing borrowings with future equity issuances. However, there can be no assurances that market conditions will allow us to issue equity at attractive prices (or at all) to refinance such borrowings. We believe that having borrowing capacity under our credit facility and a strong balance sheet with little or no debt will enable us to move quickly in acquiring vessels as opportunities arise as it will allow us to draw down on our credit facility if and as we identify vessel acquisition opportunities. Furthermore, we believe that having low leverage allows us to better withstand volatility in spot market rates, as our fixed costs will be at a relatively low level compared to more highly-leveraged companies.

Our Dividend Policy

We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine are required or advisable. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet. Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect the reserves to consist of reserves for drydocking expenses (which we currently estimate at $400,000 per vessel per year), vessel upgrades, other maintenance capital expenditures and our other cash needs. Our board of directors will also take into account contingent liabilities, the terms of our credit facility, the minimum capital reserve requirements of our pool arrangement and the requirements of Marshall Islands law in determining the amount of dividends that we may pay. As we intend to primarily finance acquisitions through the use of equity, except on an interim basis when we may draw down on our credit facility, and to generally maintain low leverage, we expect our cash flow to be sufficient to support quarterly dividends. We believe that by focusing on the tanker spot market and intending to pay quarterly dividends, we will provide equity investors with the opportunity to gain exposure to the trends of the Suezmax segment of the tanker industry, which we believe will in turn enhance our ability to conduct future equity offerings.

If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we will calculate the dividend per share as our net operating cash flow less reserves for the quarter, after taking into account the factors described above, divided by the weighted average number of common shares outstanding over that quarter. The aggregate dividend paid will be the dividend per share, calculated as described above, multiplied by the number of common shares outstanding as of the dividend record date, which is likely to be equal to the number of common shares outstanding at the end of the relevant quarter. For an illustration of the amount of cash that we may have available to pay dividends during the first full year of operations after we acquire our initial fleet, please see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indicative Analysis of Variability of Net Operating Cash Flow.” The declaration and payment of dividends will be at the discretion of our board of directors and subject to the terms of our credit facility, the minimum capital reserve requirements of our pool arrangement and the requirements of Marshall Islands law, and we cannot assure you that we will not change our dividend policy to reduce or eliminate our dividend. Please see “Dividend Policy” and “Risk Factors.”

Our Credit Facility

We have entered into a commitment letter with DVB Bank SE, or our lender, to obtain a $100 million senior secured credit facility, or our credit facility. We expect to use money borrowed under our credit facility to complete the acquisition of our initial fleet in the event that proceeds from this offering are not sufficient to complete such acquisition and/or to fund future vessel acquisitions. We intend to refinance all or a portion of the money that we borrow under our credit facility with the proceeds of future equity offerings in order to maintain a strong balance sheet with little or no debt. However, there can be no assurance that market conditions will allow us to issue equity at attractive prices (or at all) in order to refinance outstanding borrowings.

Under the terms of the commitment letter we have entered into, we expect that our credit facility will have a facility limit of $100 million and a maturity date of two years from the date on which definitive documentation for the facility is executed. Borrowings under the facility will bear interest at Actual Interbank Market Rate plus an applicable margin of 3.10% per annum. We will be permitted to drawdown on our credit facility from the date the definitive loan documents are executed until the earlier of the full utilization of the facility or April 30, 2012. We expect to maintain the right to cancel our commitments under our credit facility until October 31, 2010. The availability to us of our credit facility will be subject to execution of definitive loan documents, which will in turn be subject to delivery of legal opinions, survey reports and other documentation requirements in respect of each of the vessels and other customary conditions precedent. For further details on our credit facility, please see “Description of Credit Facility.”

Corporate Information

We are a Marshall Islands corporation with principal executive offices located at 625 Ridgebury Road, Ridgefield, Connecticut 06877. Our telephone number at that address is (203) 748-4784. After closing, we expect to maintain a website on the internet at http://www.ridgeburytankers.com. The information on our website will not be incorporated by reference into, and will not constitute a part of, this prospectus. We will own our vessels through separate wholly-owned subsidiaries that are incorporated in the Marshall Islands or other jurisdictions generally acceptable to lenders in the shipping industry.

The Offering

This summary highlights information contained in this prospectus. Before investing in our common shares, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and related notes, for a more complete understanding of our business and this offering.

Common shares offered	common shares

Offering price per share	$

Over-allotment option	common shares

Common shares outstanding after this offering	common shares, or common shares if the over-allotment option is exercised in full

Use of Proceeds

The net proceeds from the sale of the common shares are expected to be approximately $      million, after deducting assumed underwriting discounts, commissions and fees and estimated offering expenses payable by us. We expect to use approximately $300.0 million of the net proceeds of this offering to fund the purchase of the vessels that will comprise our initial fleet, $3.0 million to pay the commitment fee in respect of our credit facility, $1.4 to $1.6 million for the reimbursement of certain expenditures incurred by our Chief Executive Officer and Chief Financial Officer in connection with this offering and the remainder of the net proceeds for working capital purposes. Should the net proceeds of this offering be insufficient to purchase all of the vessels intended to comprise our initial fleet, we may draw down on our credit facility in order to complete such purchase. We expect that the purchase price for each of the vessels that will comprise our initial fleet will be made in two installments: 10% of the purchase price per vessel paid as a deposit concurrently with the closing of this offering and 90% of the purchase price per vessel paid at the time of delivery of each vessel. During this period, we may temporarily invest portions of the net proceeds in U.S. treasury securities. Please see “Use of Proceeds.” If we cannot complete the purchase of any or all of the vessels intended to comprise our initial fleet, our management will have the discretion to apply the net proceeds of this offering to the acquisition of other vessels and/or for general corporate purposes.

Dividends

We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter after reserves as our board of directors may from time to time determine are required or advisable. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet. Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect the reserves to consist of reserves for drydocking expenses (which we currently estimate at $400,000 per vessel per year), vessel upgrades and other maintenance capital expenditures and our other cash needs. Our board of directors will also take into account contingent liabilities, the terms of our credit facility, the minimum capital requirements of our pool arrangement and the requirements of Marshall Islands law in determining the amount of dividends that we may pay. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we will calculate the dividend per share as our net operating cash flow less reserves for the quarter, after taking into account the factors described above, divided by the weighted average number of common shares outstanding over that quarter. The aggregate dividend paid will be the dividend per share, calculated as described above, multiplied by the number of common shares outstanding as of the dividend record date, which is likely to be equal to the number of common shares outstanding at the end of the relevant quarter. For an illustration of the amount of cash that we may have available to pay dividends during the first full year of operations after we acquire our initial fleet, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indicative Analysis of Variability of Net Operating Cash Flow.” The declaration and payment of dividends will be at the discretion of our board of directors and subject to the terms of our credit facility, the minimum capital requirements of our pool arrangement and the requirements of Marshall Islands law, and we cannot assure you that we will not change our dividend policy to reduce or eliminate our dividend. Please see “Dividend Policy” for a more detailed description of our dividend policy and “Risk Factors” for various factors that could reduce or eliminate our ability to pay dividends, including those factors set forth under “Risk Factors—We may be unable to pay dividends.”

Tax Considerations

In the opinion of Seward & Kissel LLP, our distributions will constitute dividends to the extent of our current or accumulated earnings and profits. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the investor’s tax basis in such investor’s common shares and thereafter as capital gain. Under current law, if we were to pay any dividends in 2010, we anticipate that any such dividends would be treated as “qualified dividend income” to U.S. non-corporate shareholders taxable at preferential tax rates (through 2010), provided that the shareholder satisfies certain holding period and other requirements. Any dividends that we pay thereafter or that are not eligible for these preferential tax rates will be taxable as ordinary income in the absence of new legislation extending the term of the preferential tax rates. It should be noted that we do not currently anticipate that we will pay any dividends prior to January 1, 2011.

Listing

We have applied to have our common shares approved for listing on the Nasdaq Global Market under the symbol “RDGE.”

Risk Factors

Investments in our securities involve a high degree of risk. You should carefully consider the risks described under “Risk Factors” together with all the other information included in this prospectus before deciding to invest in our common shares.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels operating in tanker pools, as well as our ability to recharter any non-pooled vessels we may have in the future. Our ability to sell our vessels upon the expiration or termination of their pooling or chartering agreements may also be adversely affected. Any renewal or replacement pooling arrangements or charters that we enter into may not generate revenues sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity. According to Drewry, in 2010 to date, newbuilding orders for oil tankers have increased from their relatively low levels in 2009.

The factors that influence demand for tanker capacity include:

•	supply of and demand for oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and acts of God and natural disasters, including hurricanes and typhoons;

•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	the scrapping rate of older tankers;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the price of steel and vessel equipment;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.

We will be exposed to the cyclicality and volatility of the spot charter market.

We expect to employ the vessels that will comprise our initial fleet in the Blue Fin Tankers Pool and will be focused on acquiring and deploying additional tankers in, or based on, the spot charter markets. As a result, we expect to be exposed to the cyclicality and volatility of the spot charter market. We do not expect to have sufficient long-term, fixed-rate time charters to mitigate the adverse effects of downturns in the spot market.

The spot charter market fluctuates significantly based on the supply of and demand for tanker capacity, as discussed in the preceding risk factor, and the revenues the pool generates will be dependent on the spot charter market for Suezmax tankers. For example, according to Drewry, in the twelve-month period ending August 31, 2010, spot rates per vessel per day for Suezmax tankers reached a low of $7,200 per day in August 2009 and a high of $33,000 per day in May 2010. According to Drewry, the average spot rate per vessel per day for Suezmax tankers in August 2010 was $10,000 per day. During the period from January 2000 to August 2010, Suezmax tanker spot rates averaged $37,430 per day, reaching a market low of $6,700 per day in July 2009 and a market high of $127,300 in November 2004. In the past, there have been periods when spot rates have declined below the operating cost of vessels. If spot charter rates decline, the pool’s revenue will also decline, and as a result, we may not receive revenues from the pool sufficient for us to operate our vessels profitably. If we are not profitable, we may not be able to meet our obligations, including making payments on any future indebtedness, or paying dividends. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We cannot assure you that we will be able to successfully enter into profitable pooling arrangements or charter our vessels in the future at rates sufficient to allow us to meet our obligations, pay dividends to our shareholders or remain profitable.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We plan to operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States. This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels will trade in the spot market. This seasonality could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our vessels and their cargoes will be subject to the inherent operational risks of the tanker industry and we may experience negative consequences, including unexpected damages, costs, delays or the total loss of our vessels or their cargoes, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited, and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.

We will be subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition.

Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended), generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels will be affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our vessel insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

Recent changes in environmental and other governmental requirements may adversely affect our operations.

In December 2009, the U.S. Environmental Protection Agency finalized new nitrogen oxide emissions control standards and reduced sulfur content fuel standards applicable to newly built large marine (“Category 3”) engines, which we expect will be applicable to certain of the newer vessels we acquire. Category 3 engines are diesel engines that typically range in size from 3,000 to 100,000 horsepower, and are used for propulsion power on certain vessels such as container ships, oil tankers, bulk carriers, and cruise ships. As of July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California’s coastline. As of January 1, 2012, these limits will both drop to 0.1% sulfur content. In addition, as of January 1, 2010, the EU introduced a 0.1% maximum sulfur requirement for fuels used by vessels at berth in EU ports. Although we will take steps to ensure our vessels comply with these air emission regulations, enforcement of these industry-wide regulations by the U.S. Coast Guard, EPA or EU authorities and appropriate compliance measures could result in material operational restrictions in the use of our vessels, which could have a material adverse effect on our business, results of operations and financial condition.

Greenhouse gas restrictions may adversely impact our operations.

A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with such measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, any of which could have a material adverse effect on our business, results of operations and financial condition.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business, results of operations and cash flows.

We intend to conduct most of our operations outside of the United States, and our business, results of operations and cash flows may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008, and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Changes in fuel, or bunkers, prices may adversely affect profits.

The cost of fuel, or bunkers, will be a significant, if not the largest, expense in our shipping operations for our vessels employed on the spot market, and can have a significant impact on pool earnings. In addition, if we decide to employ our vessels on time charter, the charterer would be generally responsible for the cost of fuel; however, such cost may affect the charter rates we would be able to negotiate for our vessels. Accordingly, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in mid-2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings.

If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped, phased-out or lost, tanker capacity will increase. In addition, according to Drewry, as of August 31, 2010, the newbuilding orderbook, which extends to 2015, equaled approximately 36.8% of the existing world tanker fleet and the current orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and the market values of our vessels could materially decline. A reduction in charter rates and vessel values may have a material adverse effect on our results of operations and available cash.

If the book value of one of our vessels is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our financial results. Also, complying with certain covenants in our proposed credit facility will depend on the market value of our fleet, and complying with covenants in any other credit facility we may enter into may also depend on such market value. If the market value of our fleet declines, we may not be in compliance with these provisions of our credit facility and any other credit facility we may enter into, and we may not be able to refinance any debt we have outstanding under these facilities or obtain additional financing under our credit facility or any other credit facility. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. For example, in November 2008, the M/V Sirius Star, a tanker not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million at the time of its capture. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was categorized in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, including the payment of any ransom we may be forced to make, which could have a material adverse effect on us. In addition, any of these events may result in a loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest or attachment lifted, which would have a negative effect on our cash flows and our ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at government-dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and cash flows.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Masters, officers and crews man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Over the last two years, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry has been highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain credit or draw down upon our borrowing capacity, our liquidity could be adversely affected and we may not be able to implement our growth strategy. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, and could cause the market price of our common shares to decline.

Company Specific Risk Factors

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers for acquisitions at attractive prices, which may not be possible if asset prices rise too quickly;

•	manage relationships with customers and suppliers;

•	integrate any acquired tankers successfully with our then-existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify additional new markets;

•	improve our operating, financial and accounting systems and controls; and

•	obtain required financing for our existing and new operations.

Additionally, although the secondhand sale and purchase market for tankers has traditionally been relatively liquid, according to Drewry, in the first half of 2010, activity has picked up to the extent that reported sales in the first six months of the year were equivalent to total sales in 2009, and there has been a corresponding increase in the value of all classes of oil tankers since the start of 2010. Few VLCC, Suezmax, Aframax or Panamax crude tankers were sold during that time, and even fewer of these vessels were modern. Please see “The International Oil Tanker Shipping Industry—The Charter Market.” Because we anticipate that our fleet will be comprised primarily of Suezmax tankers (although we intend to evaluate all classes of crude tanker vessels for potential future acquisitions), should the secondhand tanker market remain relatively illiquid, we may have to purchase some or all of our fleet as newbuilding vessels. This could increase the purchase cost of our fleet and delay the growth of our fleet, as orders for newbuilding vessels typically take 14 to 36 months to fulfill. Please see “—Company Specific Risk Factors—We will need to make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for dividends to our shareholders. Any failure to fund our capital expenditure requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.”

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Moreover, we plan to finance potential future expansions of our fleet primarily through equity financing, which we expect will mainly consist of issuances of additional common shares. We also intend to enter into our credit facility, which will provide financing to fund vessel acquisitions. While we intend to refinance any borrowings under our credit facility with future equity issuances, there can be no assurance that market conditions will allow us to issue equity at attractive prices (or at all). To the extent we have outstanding borrowings under our credit facility we may need to use a significant portion of our cash flow to service our debt. If we are unable to complete equity issuances at prices that we deem acceptable, our cash on hand is insufficient or we cannot enter into our credit facility on favorable terms or access available borrowings under our credit facility, we may need to revise our growth plan or consider alternative forms of financing. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

The revenues we earn will be dependent on the success and profitability of the spot market-related vessel pools in which our initial vessels operate.

The profitability of our vessels operating in vessel pools will depend upon the pool managers’ ability to successfully implement a profitable chartering strategy, which will include, among other things, obtaining favorable charters, contracts of affreightment or other short-term contracts, and employing vessels in the pool efficiently in order to service those charters. The pool’s profitability will also depend on minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, should an incident occur that negatively affects the pool’s revenues or should the pool underperform, then our success and profitability will be impacted as a result. The pool manager will exercise control and discretion over the operation of the pool, and our success and profitability will depend on the success of the pool. Should we operate our vessels directly in the spot market, our commercial manager will face many similar concerns.

We may be required to seek replacement vessels for our initial fleet and incur additional costs if we do not consummate this offering prior to the deadlines contained in the memoranda of agreement for such vessels.

Under each of the memoranda of agreement for the secondhand vessels in our initial fleet, a condition precedent to completing the acquisition of the vessels is the consummation of our initial public offering prior to October 29, 2010. If the closing of this offering does not occur prior to such date, we intend to seek from Teekay extensions of such dates until this offering may be consummated. Teekay is under no obligation to grant an extension on the same terms as currently in the memoranda of agreement or at all. If we believe such extensions are unobtainable, we may seek replacement vessels for the vessels in our initial fleet, however we may not be able to find suitable replacement vessels without significant delay or additional costs.

Delays in deliveries of the vessels that will comprise our initial fleet or any additional vessels we may acquire in the future, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of vessels for our fleet could harm our operating results.

We expect to purchase the vessels that will comprise our initial fleet and take delivery of these vessels within 60 days of the closing of this offering. We also may purchase additional vessels from time to time. The delivery of any of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter under which we become responsible for substantial liquidated damages to the customer as a result of such delay or cancellation, our business, financial condition and results of operations could be adversely affected.

If we cannot complete the purchase of any of the vessels intended to comprise our initial fleet, we may use the net proceeds from this offering for general corporate purposes that you may not agree with.

If we cannot complete the purchase of any or all of the vessels intended to comprise our initial fleet, our management will have the discretion to apply the net proceeds from this offering for any reason that you may not agree with, including acquiring other vessels or for general corporate purposes. Although we have entered into agreements to purchase four Suezmax tankers, it is possible that the purchase of some or all of the vessels may not be completed. We do not expect to close the purchase of any of these vessels before the closing of this offering. We will not escrow the proceeds from this offering and will not return any of the proceeds to you if we do not purchase these vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels for which the net proceeds from this offering could be used, if we decide to purchase vessels from the proceeds, which could result in adverse U.S. Federal income tax consequences for U.S. shareholders. Please see the section captioned “Tax Considerations—United States Federal Income Taxation of the Company—United States Federal Income Taxation of U.S. Holders.”

After we acquire our vessels, we will be required to provide charterers with certain information and meet other conditions, which will prevent us from immediately employing them in the Blue Fin Tankers Pool and may adversely affect our results of operations, financial condition and cash flows.

We intend to employ the vessels that will comprise our initial fleet in the Blue Fin Tankers Pool. Oil majors chartering vessels in the spot market, however, require that vessel owners and their technical managers disclose certain information and meet other conditions relating to, among other things, vessel specifications and the technical manager’s operational standards. Upon our acquisition of the vessels that will comprise our initial fleet, the technical manager of our vessels will change, thereby obligating our technical manager to ensure that these requirements are met or oil majors will not accept our tankers under charter. Similar requirements are also a precondition to having our vessels approved to trade in the Blue Fin Tankers Pool. Accordingly, until we are able to establish that we and our technical manager comply with these requirements, Heidmar will charter our vessels in the spot market pursuant to a commercial management agreement. This delay in getting our tankers approved for trading in the pool may adversely affect our results of operations, financial condition and cash flows in relation to what we might have achieved had we been operating our vessels in the Blue Fin Tankers Pool during this period.

Our strategy of financing future acquisitions through equity offerings and refinancing our credit facility with the proceeds of future equity offerings will reduce the ownership interest of our existing shareholders and may adversely affect our growth and earnings.

Although we have no current plan for a follow-on equity offering, we intend to refinance any debt outstanding under our credit facility incurred in connection with the acquisition of the vessels comprising our initial fleet or future vessel acquisitions primarily through equity offerings, which will cause our existing shareholders’ interest in us to be reduced. In addition, we do not anticipate that our credit facility will be of sufficient size to allow us to make large additions to our fleet solely through borrowings. Accordingly, if we are unable to complete equity offerings on acceptable terms or at all, or if our earnings are insufficient, we may be unable to take advantage of strategic opportunities to expand our fleet. As a result, our future earnings, cash flows, ability to pay dividends and growth may be adversely affected.

Although the secondhand sale and purchase market for tankers has traditionally been relatively liquid, according to Drewry, in the first eight months of 2010, activity has picked up to the extent that reported sales to date in 2010 are in excess of total sales for all of 2009. Few VLCC, Suezmax, Aframax or Panamax crude tankers were sold during that time, and even fewer of these vessels were modern. Please see “The International Oil Tanker Shipping Industry.” Because we anticipate that our fleet will be comprised primarily of Suezmax tankers (although we intend to evaluate all classes of crude tanker vessels for potential future acquisitions), should the secondhand tanker market remain relatively illiquid, we may have to purchase some or all of our fleet as newbuilding vessels. This could increase the purchase cost of our fleet and delay the growth of our fleet, as orders for newbuilding vessels typically take 14 to 36 months to fulfill. Please see “—Company Specific Risk Factors—We will need to make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for dividends to our shareholders. Any failure to fund our capital expenditure requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.”

Any acquisition of a vessel may not be profitable to us at or after the time we acquire it.

Our strategy contemplates that we will seek to opportunistically grow our fleet through selective vessel acquisitions that are accretive to our earnings per share and therefore to our ability to pay dividends to our shareholders. However, there can be no guarantee that we will be able to do so, and any acquisition of a vessel may not be profitable to us at or after the time we acquire it. We may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions;

•	significantly increase our interest expenses or financial leverage if we incur additional debt to finance vessel acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired, particularly if any vessel we acquire proves not to be in good condition; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuildings, secondhand vessels typically provide very limited or no warranties with respect to the condition of the vessel. Furthermore, our limited inspections, if any, of secondhand vessels prior to purchase will not normally provide us with the same knowledge about the history and condition of the vessel that we would have if the vessel had been built for or previously operated by us, and, accordingly, we may not discover defects or other problems with such vessels prior to purchase. Repairs and maintenance costs for secondhand vessels are difficult to predict and the purchase of secondhand vessels could result in higher than anticipated operating expenditures. If not detected, a defect may result in accidents or other incidents for which we may become liable to third parties.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. Our failure to execute our business strategy or to manage our growth effectively could adversely affect our business, financial condition, results of operations and amount of dividends we pay, if any.

We may be unable to pay dividends.

Commencing in the first quarter of 2011, we intend to begin paying dividends in an aggregate cash amount which is expected to be substantially equal to our net operating cash flow during the previous quarter, after reserves as our board of directors may from time to time determine are required, taking into account contingent liabilities, the terms of our credit facility, our other cash needs and the requirements of Marshall Islands law. Please see “Dividend Policy.” The amount of such cash available for distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter, based upon, among other things:

•	whether or not our vessels are accepted for trading in the Blue Fin Tankers Pool and, if not, our ability to find other suitable chartering or pooling arrangements;

•	the timing of the delivery of our vessels and their commencement of operations;

•	the cyclicality in the spot vessel market;

•	fluctuations in the price of bunkers;

•	the rates we or the pool obtain from charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels;

•	the number of vessels in our fleet and their share of pool revenues, if pooled, or their charter rates;

•	the amount of pool earnings we receive from our vessels operating in the pool, based on the pool’s performance as reflected in the net pool revenue;

•	our debt service requirements and restrictions on distributions contained in our credit facility or any other credit agreement we may enter into;

•	fluctuations in our working capital needs;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

•	delays in the delivery of any vessels we have agreed to acquire;

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

Additionally, the payment of principal and interest on any debt we incur could reduce the amount of cash for dividends to our shareholders. We expect that our credit facility and any other financing agreements we may enter into in the future will prohibit the payment of dividends upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

Until we take delivery of and commence operating vessels, we will not generate cash from operations for dividends. Accordingly we do not expect to pay a dividend until the first quarter of 2011. Even after we have commenced operating our vessels, market conditions or corporate circumstances may prevent us from paying dividends in the future.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

As a result of our intention to pay a quarterly dividend in the future under our dividend policy, our growth, if any, may be slower than businesses that reinvest their cash to expand ongoing operations or for acquisitions. We believe that we will generally be able to finance any maintenance and expansion capital expenditures from cash balances or external financing sources (which we intend, as part of our strategy, to be equity issuances and, on an interim basis, borrowings under our credit facility). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We will need to make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for dividends to our shareholders. Any failure to fund our capital expenditure requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.

We will need to make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these expenditures with cash reserves. Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel, to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials, customer requirements, increases in our fleet size or the cost of replacement vessels, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment and competitive standards. We anticipate growing our fleet through the acquisition of vessels, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Our ability to borrow money in order to finance these expenditures may be limited by our financial condition at the time of any such borrowing, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Significant maintenance capital expenditures and/or our failure to obtain the funds for such expenditures could limit our ability to continue to operate some of our vessels or impair the values of our vessels and could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends. Even if we are successful in obtaining such funds, the terms of the financings could further limit our ability to pay dividends.

An increase in operating costs could adversely affect our cash flows and financial condition.

Under the technical management agreements we intend to enter into, when our vessels are operating in a pool, we will be required to pay for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and when our vessels are operating on spot or voyage charters, we will be required additionally to pay for voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our technical manager’s control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Further increases of those costs or increases in any of the other costs would decrease our earnings, cash flows and the amount of cash available for distribution to our shareholders.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our credit facility and any future financing agreements could adversely affect our ability to finance future operations or capital needs, or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	incur liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

These financing arrangements may also require meeting certain financial ratios as described under “Description of Credit Facility.” Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We cannot assure you that we will be able to enter into and borrow any amounts under our credit facility.

We have entered into a commitment letter to obtain our credit facility. Our ability to enter into our credit facility as described in this prospectus will depend on us and the lenders agreeing on definitive documentation, law firms delivering legal opinions and the satisfaction of other closing conditions. Our ability to borrow under our credit facility, once we have entered into it, will depend on our meeting the conditions precedent to that borrowing, including with respect to funds drawn to pay for acquisition vessels, acquired vessels meeting certain financial criteria and the vessels meeting certain age and other requirements. These events may be beyond our control. If we do not enter into our credit facility as described in this prospectus and borrow under it to provide financing for additional vessels consistent with our growth strategy, we may need to seek alternative financing arrangements and possibly alter our business plan. In that event, we cannot assure you we will be able to pay dividends and we would suffer other potential negative consequences.

Our credit facility will limit our operating and financial flexibility.

Our level of indebtedness, and the covenants contained in our credit facility, could have important consequences, including:

•	impairing our ability to make investments and obtain additional financing for working capital, capital expenditures, additional vessel acquisitions or other general corporate purposes;

•	limiting our ability to use operating cash flow in other areas of our business or to pay dividends because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

•	making us more vulnerable to a downturn in our business, our industry or the economy in general as a substantial portion of our operating cash flow will be required to make principal and interest payments on our indebtedness, making it more difficult to react to changes in our business and industry and market conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	putting us at a competitive disadvantage to competitors that have less debt; and

•	increasing our vulnerability to rising interest rates regarding our floating rate debt.

Our credit facility will impose operating and financial restrictions on our activities. We expect that these restrictions will limit our ability to take various actions, such as:

•	creating or incurring liens on the collateral securing the credit facility, or taking or omitting to take any actions that would adversely affect or impair in any material respect the collateral securing the credit facility;

•	incurring or guaranteeing additional indebtedness;

•	paying dividends, redeeming indebtedness, repurchasing stock or making other investments;

•	consummating a merger, consolidation or sale of all or substantially all of our or our subsidiaries’ assets;

•	entering into joint ventures or partnerships;

•	purchasing or transferring or selling assets;

•	entering into transactions with affiliates;

•	terminating, amending or modifying material agreements;

•	incurring dividend or other payment restrictions affecting our guarantor subsidiaries;

•	amending, modifying or changing our organizational documents;

•	issuing capital stock of certain subsidiaries;

•	engaging in business other than our current business and reasonably related extensions thereof; and

•	employing our vessels in certain jurisdictions.

In addition, we expect our credit facility will require us to maintain restricted cash deposits, to meet certain financial ratios, to maintain a minimum level of security for the vessel mortgages based largely on the market value of the vessels, and to satisfy certain other financial condition tests, several of which may become more restrictive over time. These covenants may require us to reduce our debt or take some other actions in order to comply, including the pledge of additional collateral if the value of our vessels decline. Our ability to satisfy required financial ratios and tests and comply with other covenants can be affected by events beyond our control, including prevailing economic, financial and industry conditions, among other things. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet these tests. These covenants may also prevent us from taking advantage of business opportunities that may arise.

Our failure to comply with the restrictions and covenants in our credit facility and any future debt agreements could cause a default under the terms of those agreements. If we are in default under the terms of any agreements governing such indebtedness:

•	the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, which would likely cause a cross-default or cross-acceleration under any other future debt agreements,

•	the lenders under our credit facility could elect to terminate their commitments thereunder, cease making further loans, which would negatively affect our access to liquidity, and institute foreclosure proceedings against our vessels and any other assets securing the debt; and

•	we could be forced into bankruptcy or liquidation.

If the holders of our debt declare it to be immediately due and payable, we may not be able to pay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be available on terms that are acceptable to us. These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary business activities.

To service our indebtedness and other obligations, including our credit facility, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on or refinance our indebtedness, including our credit facility, and to fund working capital needs and planned capital expenditures will depend on our ability to take delivery of our initial vessels and generate cash in the future. If the delivery of our initial vessels is delayed or we experience a significant reduction in operating cash flows in the future, including as a result of changes in general economic, legislative or regulatory conditions, increased competition or other events beyond our control, our need for additional or alternative sources of liquidity could increase and could have a material adverse effect on our business, financial condition, results of operations, prospects and the ability to service debt and other obligations, including our credit facility. If we are unable to service our indebtedness or to fund our other liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing indebtedness, seeking additional equity capital or any combination of the foregoing. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments under our credit facility or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements, including our credit facility may restrict us from adopting any of these alternatives.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available in an amount sufficient to enable us to pay our indebtedness, including our credit facility, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our credit facility, on or before the maturity of the debt. We cannot assure you that we will be able to refinance any, or all, of our indebtedness on commercially reasonable terms or at all.

The failure to generate sufficient cash flow or to achieve any of these alternatives could significantly adversely affect our ability to pay the amounts due under our credit facility. In addition, if we default in the payment of amounts due under our credit facility, it could give rise to an event of default under our credit facility and possible acceleration of amounts due under any future outstanding indebtedness. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including our credit facility.

A default under our credit facility could result in foreclosure on one or all of the vessels in our initial fleet.

We expect that the vessels that will comprise our initial fleet and the first two Suezmax vessels we acquire thereafter will secure the repayment of debt, if any, drawn down under our credit facility. A failure to repay the debt when due or our breach of any of the other covenants or restrictions under our credit facility could trigger an event of default that could result in the foreclosure of all or a portion of our fleet, which would have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our purchase and operation of secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Part of our current business strategy includes growth through the acquisition of secondhand vessels. Although we typically inspect secondhand vessels on a limited basis before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Furthermore, secondhand vessels are often sold “as is/where is” and with limited information available. As a result, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, may result in extended off-hire periods and if not detected, may result in accidents or other incidents for which we may become liable to third parties. We currently do not expect to carry loss of hire insurance for any of our vessels. Also, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels, due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Failure of counterparties, including charterers, the pool manager or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations, cash flows and amount of dividends we may pay, if any.

We expect to enter into, among other things, memoranda of agreement, pooling arrangements, charter parties, ship management agreements and loan agreements with third parties with respect to the purchase and operation of our fleet. Such agreements subject us to counterparty risks. Although we may have rights against any counterparty if it defaults on its obligations, our shareholders will share that recourse only indirectly to the extent that we recover funds. In particular, we face credit risk with our charterers, particularly to the extent our vessels are employed outside of pooling arrangements. It is possible that not all of our charterers will provide detailed financial information regarding their operations. As a result, charterer risk is largely assessed on the basis of our charterers’ reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our charterers may fail to pay charterhire or attempt to renegotiate charter rates. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under our credit facility or any other loan agreement defaults on its charter obligations to us, such default may constitute an event of default under our credit facility or the relevant loan agreement, which may allow the bank to exercise remedies under our credit facility or the loan agreement. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our loan agreements. Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and amount of dividends we may pay, if any.

We may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tankers and the transportation of oil and oil products is extremely competitive, and we compete in an industry that is capital intensive and highly fragmented. Reduced demand for transportation of oil and oil products could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies. Although fragmented, a certain element of the international tanker industry has begun to consolidate. At the end of June 2010, according to Drewry, the top 10 companies controlled approximately 28% of the vessels and 34% of the tonnage in the world tanker fleet, excluding chartered-in vessels. These companies exert greater influence over market conditions and likely have substantially greater resources than we do, providing them with a significant competitive advantage. Because competition for the transportation of oil and oil products depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers, and because a larger market share generally permits companies to offer more favorable terms, we may not be able to successfully compete if the ownership of tankers continues to consolidate and thereby reduces our market share.

In addition, we will also have to compete with independent tanker companies with particular geographic or service specialties. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies, and the competitors in those new markets may have greater financial strength and capital resources than we will.

As a new company, we have a limited history and may not be able to implement our business strategy successfully.

We are a recently-formed company with limited performance record, operating history and historical financial information upon which you can evaluate our operations or our ability to formulate a successful business strategy or successfully implement its execution. Even if we successfully implement our business strategy, it may not improve our net revenues or operating results. Furthermore, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies in response to business or competitive factors or factors or events beyond our control.

Our future growth will depend on the successful implementation of our business strategy. A principal focus of our business strategy is to grow by expanding the size of our fleet and capitalize on the spot market, including by taking advantage of spot market-related pooling arrangements. Our future growth will depend upon a number of factors, including our ability to:

•	identify and acquire suitable newbuildings and vessels in the secondhand market;

•	purchase and sell vessels;

•	maintain or develop new and existing customer relationships;

•	take delivery of and integrate the vessels comprising our initial fleet, as well as any additional vessels we may acquire in the future;

•	successfully manage our liquidity and expenses and obtain the necessary financing to fund our growth; and

•	attract, hire, train and retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

In addition, even if we successfully implement our business strategy, it may not improve our net revenues or operating results. Furthermore, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies in response to business or competitive factors or factors or events beyond our control.

We will be a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We will be a holding company, and our subsidiaries, all of which will be wholly-owned by us, either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

Upon completion of this offering, we will be a public company, and as such, we will have significant legal, accounting and other expenses in addition to our initial registration and listing expenses. We estimate our general and administrative expenses on a GAAP basis will be $4.2 million to $4.6 million for our first full operating year, including personnel, legal costs, audit-related expenses, board of directors fees and expenses to operate as a public company. We also expect an additional $50,000 in filing fees during our first full year of operations related to becoming a public company. These estimates may vary significantly from our actual expenses. Furthermore, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and stock exchanges, have imposed various requirements on public companies, including corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations may increase our legal and financial compliance costs and make some activities more time-consuming and costly in the future.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expense and expend significant management efforts.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accountant firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, after we file our annual report on Form 10-K for our initial fiscal year, we will be required to include in each of our subsequent annual reports on Form 10-K a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent accountants. If, in such future annual reports on Form 10-K, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent accountants are unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management and our ability to hire and retain key members of management. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers, but we will have employment agreements with Messrs. Burke and Bavolar, which are described in “Our Management—Employment Agreements.”

Schulte, our technical manager, is a privately held company and there is little or no publicly available information about it.

Pursuant to a letter agreement dated August 2, 2010, Schulte has agreed to provide technical management for the vessels that will comprise our initial fleet pursuant to an industry-standard technical management agreement pursuant to BIMCO Shipman and BIMCO Crewman, which are widely regarded in the shipping industry. Our technical manager’s ability to render management services will depend in part on its own financial strength. Circumstances beyond our control could impair the technical manager’s financial strength, and because it will be a privately held company, information about the financial strength of the technical manager is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting the technical manager even though its financial or other problems could have a material adverse effect on us and our shareholders.

We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.

Although each of our vessels will be separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil-piercing principles for damages or debts owed by one of the subsidiaries or the parent. Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries.

Our vessels must protect the safety and condition of their cargoes and any failure to do so may subject us to claims for loss or damage.

Under our time charters and on the spot market, we are responsible for the safekeeping of cargo entrusted to us and must properly maintain and control equipment and other apparatus to ensure that cargo is not lost or damaged in transit. Claims and any liability for loss or damage to cargo could harm our reputation and adversely affect our business, financial condition and results of operations.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We expect to be insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we will belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us. We also intend to carry hull and machinery insurance and war risk insurance for our fleet. We plan to insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

Although we do not anticipate any difficulty in having our technical manager initially obtain insurance policies for us, we cannot assure you that we will be able to renew such policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The failure to maintain class certifications of authorized classification societies on one or more of our vessels would affect our ability to employ such vessels, which could negatively impact our results of operations.

The hull and machinery of every commercial vessel must be certified as meeting its class requirements by a classification society authorized by the vessel’s country of registry. The classification society certifies that the vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. In order for a vessel to maintain its classification, the vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed from time to time over a five-year period. Every vessel may also be required to be drydocked every two to three years for inspection of the underwater parts of the vessel. If a vessel fails any survey or otherwise fails to maintain its class, the vessel will be unable to trade and will be unemployable, and may subject us to claims from the charterer, if we have chartered the vessel, which would negatively impact our revenues as well as our reputation. In addition, we could be in violation of certain of the covenants in our credit facility, which could result in additional adverse effects.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

In the opinion of Seward & Kissel LLP, after this offering, although it is not free from doubt, we and our subsidiaries should qualify for this statutory tax exemption. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to U.S. federal income tax on its our U.S. source income. For example, if we were to rely on the “Publicly-Traded Test” to qualify for exemption under Section 883 we would no longer qualify for exemption under such test for a particular taxable year if certain shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our or our subsidiaries’ tax-exempt status.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, we and they could be subject for those years to an effective 2% U.S. federal income tax on the gross shipping income we and our subsidiaries derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In the opinion of Seward & Kissel LLP, based upon our expected operations as described herein, we should not be treated as a PFIC with respect to any taxable year. This opinion is based in part upon the view that our income from time charters should not be treated as passive income for purposes of determining whether we are a passive foreign investment company. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept the view that income from time charter activities is not “passive income,” and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of the Company—United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Tax Considerations—United States Federal Income Taxation of the Company—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

If we are treated as a “controlled foreign corporation,” U.S. Holders could have certain adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, we will be a controlled foreign corporation, or CFC, if, on any day of the taxable year, more than 50% of our common shares are owned by U.S. persons, each of whom actually or constructively owns 10% or more of such common shares. After this offering, we will be treated as a CFC if the above stock ownership thresholds are satisfied. CFC status could have adverse U.S. federal income tax consequences to those U.S. persons owning, actually or constructively, 10% or more of our common shares, as discussed below in “Tax Considerations—United States Federal Income Taxation of the Company—United States Federal Income Taxation of U.S. Holders.”

Risk Factors Related To Our Common Shares

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We expect to operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our compliance program, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.

We are, and we expect most of our future subsidiaries will be, incorporated in the Republic of the Marshall Islands. The Marshall Islands does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation, our amended and restated bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands, however, are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA specifically incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

In addition, given that we are incorporated outside the U.S. and that we expect to conduct our operations in countries around the world, in the event of any bankruptcy, insolvency or similar proceeding, bankruptcy laws other than those of the U.S. could apply. To the extent we are subject to non-U.S. bankruptcy laws, the laws, rules and procedures of that jurisdiction may lead to outcomes that would not be typical or expected under U.S. bankruptcy laws. For example, the Republic of the Marshall Islands does not currently have any bankruptcy laws.

It may not be possible for our investors to enforce U.S. judgments against us.

In addition to being incorporated in the Marshall Islands, we expect that substantially all of our assets and those of our subsidiaries will be located outside the United States. As a result, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce liabilities against us based upon these laws.

As a key component of our business strategy, we intend to issue additional common shares or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower the relative voting power of your ownership interests and may depress the market price of the common shares.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet primarily through equity financing. Therefore, subject to the rules of any equity market that are applicable to us, we plan to issue additional common shares, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of additional common shares or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common shares may decline.

In addition, if we issue common shares in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of common shares in this offering.

If the market price of our common shares fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the other risks described under “—Risk Factors Related to Our Common Shares” and the following:

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common shares or other securities; and

•	investors’ perception of us and the international tanker industry.

As a result of these factors, investors in our common shares may not be able to resell their common shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

We have applied to list our common shares on the Nasdaq Global Market, but a market may not develop for our common shares, and we may be unable to maintain our listing on the Nasdaq Global Market, either of which would adversely affect the value of our common shares and make it more difficult for you to monetize your investment.

We have applied to list our common shares on the Nasdaq Global Market, but we will have no prior trading history, and thus there is no way to determine the prices or volumes at which our common shares will trade. We can give no assurance as to the development of liquidity or any trading market for our common shares. The initial public offering price for the common shares will be determined by negotiations between us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common shares may decline below the initial public offering price, and our stock price is likely to be volatile following this offering.

Additionally, the Nasdaq Global Market and each national securities exchange has certain corporate governance requirements that must be met in order for us to maintain our listing. If we qualify for listing and subsequently fail to meet the relevant corporate governance requirements, our common shares could be delisted, which would make it harder for you to monetize your investment in our common shares and would cause the value of your investment to decline.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amounts paid by our existing shareholders for their shares. Such existing shareholders hold           common shares, which represents approximately     % of the common shares we expect to be outstanding after this offering. As a result, you will incur immediate and substantial dilution of $      per share, representing the difference between the initial public offering price and our pro forma as adjusted net tangible book value per share at          , 2010, after giving effect to this offering. In addition, purchasers of our common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common stock, but will own only approximately     % of the shares outstanding after this offering. For more information, please see “Dilution.”

Future sales of shares could depress the market price for our common stock.

After the     :1 stock split and upon completion of this offering, including the purchase by Mr. Burke and his family of $5.8 million of our common shares in this offering, Mr. Burke and his family will own approximately     % of our outstanding common shares, and Mr. Bavolar will own     % of our outstanding common shares. These shares may be resold subject to the holding period, current public information, volume, manner of sale and notice requirements of Rule 144 under the Securities Act, as a result of their status as our “affiliates.” Furthermore, shares held by Messrs. Burke and Bavolar, including those purchased in this offering, will be subject to a 180-day lock-up agreement. For more information, please see “Shares Eligible for Future Sale.” Sales or the possibility of sales of substantial amounts of shares of our common stock by Messrs. Burke and Bavolar in the public markets could adversely affect the market price of our common stock. These sales, or the perception that these sales could occur, could also adversely impact our ability to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future equity offerings.

Participants in our directed share program must hold their shares for a minimum of 180 days and, therefore, will be subject to market risk not imposed on other investors in this offering.

At our request, the underwriters have reserved up to           shares of our common stock for sale, at the public offering price, to our directors, officers, employees and related persons. Any shares of common stock purchased under this directed share program, including the $5.8 million of our common shares to be purchased by Mr. Burke and his family, will be subject to a 180-day lock-up period. As a result of this restriction, such purchasers may face risks not faced by other investors who generally have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect.

Cautionary Note Regarding Forward-Looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Statements included in this prospectus that are not present or historical facts or conditions including any statements concerning plans and objectives of management or future operations or economic performance, or assumptions related thereto) are forward-looking statements. These forward-looking statements are included throughout this prospectus, including in sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and related matters such as our industry, business strategy, goals, expectations concerning our market position, future operations, dividends, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. They may be, but are not necessarily, identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions.

These forward-looking statements reflect our current views with respect to possible future events, are based on various assumptions and are subject to risks and uncertainties. These forward-looking statements are not guarantees or predictions of our future performance, and our actual results and future developments may differ materially from those projected in, and contemplated by, these forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements. Among the factors that could cause actual results to differ materially are the following:

•	If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected.

•	We will be exposed to the cyclicality and volatility of the spot charter market.

•	Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

•	Our vessels and their cargoes will be subject to the inherent operational risks of the tanker industry and we may experience negative consequences, including unexpected damages, costs, delays or the total loss of our vessels or their cargoes, which may adversely affect our business and financial condition.

•	We will be subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition.

•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

•	If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

•	Recent changes in environmental and other governmental requirements may adversely affect our operations.

•	Greenhouse gas restrictions may adversely impact our operations.

•	Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business, results of operations and cash flows.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	Changes in fuel, or bunkers, prices may adversely affect profits.

•	The market values of our vessels may decrease, which could cause us to breach covenants in our credit facility and adversely affect our operating results.

•	Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and results of operations.

•	Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

•	Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

•	If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

•	A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

•	The revenues we earn will be dependent on the success and profitability of the spot market-related vessel pools in which our initial vessels operate.

•	We may be required to seek replacement vessels for our initial fleet and incur additional costs if we do not consummate this offering prior to the deadlines contained in the memoranda of agreement for such vessels.

•	Delays in deliveries of the vessels that will comprise our initial fleet or any additional vessels we may acquire in the future, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of vessels for our fleet could harm our operating results.

•	If we cannot complete the purchase of any of the vessels intended to comprise our initial fleet, we may use the net proceeds from this offering for general corporate purposes that you may not agree with.

•	After we acquire our vessels, we will be required to provide charterers with certain information and meet other conditions, which will prevent us from immediately employing them in the Blue Fin Tankers Pool and adversely affect our results of operations, financial condition and cash flows.

•	Our strategy of financing future acquisitions through equity offerings and refinancing our credit facility with the proceeds of future equity offerings will reduce the ownership interest of our existing shareholders and may adversely affect our growth and earnings.

•	Any acquisition of a vessel may not be profitable to us at or after the time we acquire it.

•	We may be unable to pay dividends.

•	Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

•	We will need to make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash available for dividends to our shareholders. Any failure to fund our capital expenditure requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.

•	An increase in operating costs could adversely affect our cash flows and financial condition.

•	Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

•	We cannot assure you that we will be able to enter into and borrow any amounts under our credit facility.

•	Our credit facility will limit our operating and financial flexibility.

•	To service our indebtedness and other obligations, including our credit facility, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

•	A default under our credit facility could result in foreclosure on one or all of the vessels in our initial fleet.

•	Our purchase and operation of secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

•	In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels, due to improvements in engine technology.

•	Failure of counterparties, including charterers, the pool manager or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations, cash flows and amount of dividends we may pay, if any.

•	We may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

•	As a new company, we have a limited history and may not be able to implement our business strategy successfully.

•	We will be a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

•	Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

•	If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accountant firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

•	We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

•	Schulte, our technical manager, is a privately held company and there is little or no publicly available information about it.

•	We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.

•	Our vessels must protect the safety and condition of their cargoes and any failure to do so may subject us to claims for loss or damage.

•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

•	The failure to maintain class certifications of authorized classification societies on one or more of our vessels would affect our ability to employ such vessels, which could negatively impact our results of operations.

•	We may have to pay tax on U.S. source income, which would reduce our earnings.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders of our common shares.

•	If we are treated as a “controlled foreign corporation,” U.S. Holders could have certain adverse U.S. federal income tax consequences.

•	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

•	Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a U.S. corporation may have.

•	It may not be possible for our investors to enforce U.S. judgments against us.

•	As a key component of our business strategy, we intend to issue additional common shares or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower the relative voting power of your ownership interests and may depress the market price of the common shares.

•	If the share price of our common shares fluctuates after this offering, you could lose a significant part of your investment.

•	We have applied to list our common shares on the Nasdaq Global Market, but an active market or a specific share price may not develop for our common shares, and we may be unable to maintain our listing on the Nasdaq Global Market, either of which would adversely affect the value of our common shares and make it more difficult for you to monetize your investment.

•	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•	Future sales of shares could depress the market price for our common stock.

For more information regarding these risks and uncertainties, please see “Risk Factors.”

Many of these factors are beyond our ability to control or predict. Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements.

All forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we become aware after the date of this prospectus. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Use of Proceeds

The net proceeds from the sale of the common shares are expected to be approximately $      million, after deducting assumed underwriting discounts, commissions and fees and estimated offering expenses payable by us. We expect to use approximately $300.0 million of the net proceeds of this offering to fund the purchase of the vessels that will comprise our initial fleet, $3.0 million to pay the commitment fee in respect of our credit facility, $1.4 million to $1.6 million for the reimbursement of certain expenditures incurred by our Chief Executive Officer and Chief Financial Officer in connection with this offering and the remainder of the net proceeds for working capital purposes. Should the net proceeds of this offering be insufficient to purchase all of the vessels intended to comprise our initial fleet, we may draw down on our credit facility in order to complete such purchase. We expect that the purchase price for each of the vessels that will comprise our initial fleet will be made in two installments: 10% of the purchase price per vessel paid as a deposit concurrently with the closing of this offering and 90% of the purchase price per vessel paid at the time of delivery of each vessel. During this period, we may temporarily invest portions of the net proceeds in U.S. treasury securities. If we cannot complete the purchase of any or all of the vessels intended to comprise our initial fleet, our management will have the discretion to apply the net proceeds of this offering to the acquisition of other vessels and/or for general corporate purposes.

Dividend Policy

We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine are required or advisable. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet. Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect the reserves to consist of reserves for drydocking expenses (which we currently estimate at $400,000 per vessel per year), vessel upgrades, other maintenance capital expenditures and our other cash needs. Our board of directors will also take into account contingent liabilities, the terms of our credit facility, the minimum capital reserve requirements of our pool arrangement and the requirements of Marshall Islands law in determining the amount of dividends that we may pay.

If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may calculate the dividend per share as our net operating cash flow less reserves for the quarter, after taking into account the factors described above, divided by the weighted average number of common shares outstanding over that quarter. The aggregate dividend paid will be the dividend per share, calculated as described above, multiplied by the number of common shares outstanding as of the dividend record date, which is likely to be equal to the number of common shares outstanding at the end of the relevant quarter.

For an illustration of the amount of cash that we may have available to pay dividends during the first full year of operations after we acquire our initial fleet, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indicative Analysis of Variability of Net Operating Cash Flow.”

Limitations on Dividends and Our Ability to Change Our Dividend Policy

There is no guarantee that our shareholders will receive quarterly dividends from us. Our dividend policy may be changed at any time by our board of directors and is subject to certain restrictions, including:

•	Our shareholders have no contractual or other legal right to receive dividends.

•	Our board of directors has the authority and may be legally required to establish reserves for the prudent conduct of our business, after giving effect to contingent liabilities, the terms of our proposed credit facility and payments of principal and interest thereunder, as well as any other credit facilities we may enter into, our other cash needs and the requirements of Marshall Islands law. The establishment of these reserves could result in a reduction in dividends to you.

•	The declaration and payment of dividends will be at the discretion of our board of directors and subject to the terms of our credit facility, the minimum capital reserve requirements of our pool arrangement and the requirements of Marshall Islands law, and we cannot assure you that we will not change our dividend policy to reduce or eliminate our dividend. Please see “Risk Factors.” Our board of directors may modify or terminate our dividend policy at any time. Even if our dividend policy is not modified or revoked, the amount of dividends we pay under our dividend policy and the decision to pay any dividend is determined by our board of directors.

•	Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restriction contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

•	We may lack sufficient cash to pay dividends.

•	Our dividend policy may be affected by restrictions on distributions under our credit facility and any other credit facilities we may enter into.

See “Risk Factors” for various factors that could reduce or eliminate our ability to pay dividends, including those factors set forth under “Risk Factors — We may be unable to pay dividends.”

Capitalization

The following table sets forth our capitalization as of          , 2010 on an actual basis and on an as adjusted basis giving effect to:

•	the issuance and sale of common shares in this offering;

•	the application of the net proceeds we expect to receive in this offering as described under “Use of Proceeds;” and

•	a :1 common stock split (in the form of a stock dividend of restricted common shares) prior to the completion of this offering.

The information set forth in the table below assumes no exercise of the underwriters’ option to purchase additional common shares. This table should be read in conjunction with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted

Common stock, par value $0.01 per share: 250 million shares authorized; 625 and shares issued and outstanding actual and as adjusted, respectively(1)	$6	$
Paid-in capital	994
Accumulated Deficit	(195,486)

Total shareholders’ deficit	(194,486)
Total deficiency	$(194,486)	$

(1)	In connection with our incorporation, 500 common shares were issued to Mr. Robert Burke and 125 common shares were issued to Mr. Kevin Bavolar.

Dilution

Dilution is the amount by which the offering price paid by purchasers of our common shares in this offering will exceed the net tangible book value per share after this offering. Our existing shareholders hold           common shares, which represents approximately     % of the shares we expect to be outstanding after this offering, including those shares received as a dividend by Messrs. Burke and Bavolar pursuant to the  :1 stock split. Our net tangible book value as of          , 2010 was $      per share. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding common shares. After giving effect to the sale of the common shares in this offering and assuming the deduction of the estimated discounts, placement agent fees and expenses of this offering and the application of the net proceeds as described in “Use of Proceeds,” and assuming the underwriters do not exercise their option to purchase additional common shares, our pro forma net tangible book value as of          , 2010 would have been $      per share. This represents an immediate increase in the net tangible book value of $      per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors purchasing common shares in this offering.

The following table illustrates the pro forma per share dilution to new investors purchasing common shares in this offering:

Assumed offering price per common share	$
Net tangible book value per common share before this offering
Increase in net tangible book value per common share attributable to new investors in this offering
Pro forma net tangible book value per common share after giving effect to this offering
Dilution per common share to new investors	$

Selected Financial Data

We were incorporated on February 22, 2010 and capitalized on April 27, 2010, and have no operating history. The following financial information as of June 30, 2010 and for the period then ended has been derived from our audited financial statements which are included in this prospectus. The selected financial data is not indicative of the results we would have achieved had we operated as a public company or of our future results. The financial information provided below should be read in conjunction with our audited financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

April 27, 2010
through
June 30, 2010

Statement of Operations Data:
Revenues	$0
Operating Expenses:
General and Administrative Expenses	195,486

Total Operating Expenses	195,486

Operating Loss	(195,486)

Net Loss	$(195,486)

Net Loss Per Share — Basic and Diluted	$(312.78)
Weighted Average Common Shares Outstanding	625

As of
June 30, 2010

Balance Sheet Data:
Assets
Current Assets:
Cash	$979

Total Current Assets	979

Noncurrent Assets:
Deferred Registration Costs	725,103

Total Noncurrent Assets	725,103

Total Assets	$726,082

Liabilities and Shareholders’ Deficit
Current Liabilities:
Due to Executive Officers	$920,568

Total Current Liabilities	920,568

Total Liabilities	920,568

Commitments and Contingencies
Shareholders’ Deficit:
Common stock, par value $0.01 per share; 250 million common shares authorized, 625 issued and outstanding	6
Paid-in Capital	994
Accumulated Deficit	(195,486)

Total Shareholders’ Deficit	(194,486)

Total Liabilities and Shareholders’ Deficit	$726,082

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements, and the related notes, and the other financial and other information included in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ from those contained in the forward-looking statements. Please read “Risk Factors” for a discussion of potential causes which may lead to such a difference occurring. Please read “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding forward-looking statements used in this prospectus. References in the following discussion to “our” and “us” are to our company and our subsidiaries.

We are a recently-formed Marshall Islands company based in Connecticut, primarily focused on acquiring and deploying Suezmax tankers in, or based on, the spot charter markets. We will employ a chartering strategy intended to maximize cash flow from our vessels through trading in spot market-related vessel pools, in the spot charter markets or under spot market indexed time charters.

Future Results of Operations

Ridgebury Tankers Ltd is a recently-formed company and, accordingly, has no results of operations as of the date of this prospectus. We do not expect to have any revenues until we acquire at least one vessel and commence a pooling or charter arrangement for such vessel, after which time our revenues will consist primarily of pool revenue and/or charterhire. Our ongoing expenses, other than depreciation and amortization, are expected to consist of fees and reimbursements under our management agreements and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not expect to have any income tax liabilities in the Marshall Islands but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. See “Tax Considerations.”

We expect that our financial results will be largely driven by the following factors:

•	charter rates available for Suezmax tankers in the spot market;

•	the level of our operating costs, such as the cost of bunkers, crews and insurance;

•	the number of vessels in our fleet and their share of pool revenues, if pooled, or their charter rates;

•	the amount of pool earnings we receive from our vessels operating in the pool, based on the pool’s performance as reflected in the net pool revenue;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and

•	our ability to control our fixed and variable expenses, including our technical management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

Expenditures for the period April 27, 2010 through June 30, 2010

Since the capitalization of the Company on April 27, 2010, we have incurred $920,568 in costs associated with the incorporation of the Company and preparing the Company for this offering. Of this amount, $725,103 has been deferred and recorded as Deferred Registration Costs and relate to costs to prepare this offering as of June 30, 2010 and the remainder, comprising other administrative costs, travel, consulting costs and other general and administrative costs has been expensed during the period April 27, 2010 through June 30, 2010. All of these costs have been paid by Messrs. Burke and Bavolar, or the Executive Officers, of the Company. If this offering is successful, we plan to reimburse the Executive Officers for all of these expenditures from the proceeds of this offering. However, if we were to abort this offering, the Executive Officers will bear the liability for these expenditures.

Lack of Historical Operating Data for Vessels before Their Acquisition

Consistent with shipping industry practice, we may not be able to obtain the historical operating data for the vessels that we may purchase from third party sellers, in part because that information is not material to our decision to acquire vessels. Typically, vessels are sold under a standardized agreement, which, among other things, provides us with the right to inspect the vessel and the vessel’s classification society records. The standard vessel purchase agreement does not give us the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, such information will not be available to us. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller will be automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

In addition, and consistent with shipping industry practice, we will treat the acquisition from Teekay of the vessels that will comprise our initial fleet as the acquisition of assets rather than a business. Future acquisitions will be evaluated based on the relevant facts and circumstances. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel when owned by the seller to continue as the first charterer of the vessel when the vessel has been purchased by and delivered to the buyer. Consistent with shipping industry practice, if we wish to take delivery of a vessel with the associated time charter, such delivery is subject to the charterer’s consent and we will be required to enter into a separate and direct agreement with that charterer to assume the time charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. For example, the four vessels that will comprise our initial fleet are being acquired without a charter attached. Similarly, we expect that the crew with respect to these vessels will change, as the technical manager of the vessels will change. Also, upon our acquisition of these vessels, we will need to provide the oil majors with information that satisfies their requirements with respect to our vessels and technical manager. As similar requirements are also a precondition to entering the Blue Fin Tankers Pool, Heidmar will operate our vessels in the spot market pursuant to a commercial management agreement until we can enter them into the Blue Fin Tankers Pool. We expect that the vetting process for each of our initial vessels will take 30 to 60 days from the date of delivery of each such vessel.

When we purchase a vessel and assume or renegotiate a related charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to our assumption of ownership;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers or have our technical manager obtain insurance coverage for us as a managed vessel;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	obtain any required approvals from the charterer, such as the oil majors, or the pool;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels would affect our business and results of operations:

Our business will be comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels will require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering, either directly or through pooling arrangements;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels will require the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that will affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs;

•	capital expenditures; and

•	fluctuations in foreign exchange rates.

Factors Affecting Our Results of Operations

Revenues

Revenues are driven primarily by the number of vessels that we will have in our fleet, the number of calendar days during which our vessels will generate revenues and the amount of daily charterhire that our vessels will earn under our pooling arrangements or charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we and our pool managers will spend positioning our vessels, the amount of time that our vessels will spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the tanker market and other factors affecting spot market charter rates for our vessels

Pool Revenues

Pool net revenue in the Blue Fin Tankers Pool equals pool gross revenue less pool gross expenses, primarily made up of voyage expense, commissions and pool general and administration costs. Net revenue is adjusted for voyages not yet completed, amounts of freight and hire earned but not yet received, apportionment of prepaid expenses, retentions to cover claims in progress, and adequate provisions for the outstanding or contingent obligations and liabilities of the pool. It is our policy to recognize revenue based on the monthly distribution from the pool, which is net of the pool manager’s commission of 1.25% of gross revenues. In addition, we recognize as an operating expense the management fee charged by the pool manager of $387 per vessel per day. The management fee will increase annually based on a formula based on the “Consumer Price Index.” This increase is capped at 8% per annum. Under the commercial management agreement pursuant to which Heidmar will manage the chartering of our vessels prior to the operation of our vessels in the Blue Fin Tankers Pool, the commission payable to Heidmar will be 1.5% and our initial management fee will be equal to that charged for management of vessels in the Blue Fin Tankers Pool.

Pool Points

The successful operation of our vessels in spot market-related vessel pools will depend on, among other things, the age, dwt, carrying capacity, speed and fuel consumption of our vessels, which will determine the pool points we receive. The number of pool points we receive, together with, among other things, each of our vessels’ operating days during the month will determine our share of the pool’s net revenue. Our pool points for our vessels are calculated at the time that each respective vessel is entered into the pool and adjusted every six months. Our pool points may be reduced if certain pool requirements are not met, including if we do not maintain a minimum number of oil major approvals and if we fail to provide for ship inspection reports, or SIREs, at least every six months. Additionally, our estimate of our vessels’ initial ratings in the Blue Fin Tankers Pool are based on their position relative to the other vessels currently in the pool. If the vessels entered into the pool in the future differ significantly in the performance characteristics relevant to the pool allocation formula, our vessels’ share may be affected either positively or negatively. The share of pool revenue that we are assigned will have an effect on our financial results, the cash we generate from operations and, therefore, the cash available to pay dividends. Assuming that we can successfully implement our strategy of acquiring modern, high-quality vessels, we believe we will benefit from a pool points system that awards pool points on this basis, which we believe will enhance our revenue.

Spot and Time Charter Revenues

Vessels operating in the spot charter market generate revenues that are less predictable than those operating on time charters but may enable us to capture increased profit margins during periods of improvements in charter rates. However, by operating in the spot charter market, we will also expose ourselves to the risk of declining charter rates. Our exposure to declining spot charter rates may have a materially adverse impact on our financial performance.

Vessels operating in the time charter market generate revenues in a manner that would subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Risk Factors — Failure of counterparties, including charterers, the pool manager or technical managers, to meet their obligations to us could have a material adverse effect on our business, financial condition, results of operations, cash flows and amount of dividends we may pay, if any.”

Plan of Operation

Our plan of operation for the remainder of 2010 and the first half of 2011 is to:

•	acquire our initial fleet of four vessels, through the use of net proceeds received from this offering and, to the extent necessary, borrowings under our credit facility;

•	seek to complete entry into our credit facility to provide financing for additional vessel acquisitions, and potentially for the acquisition of the vessels in our initial fleet if the net proceeds of this offering are insufficient to complete the purchase of each vessel as described below;

•	potentially identify for purchase, and selectively acquire, additional vessels;

•	potentially raise additional funds through equity offerings to the extent we fund the purchase price of any vessels we acquire with borrowings under our credit facility; and

•	hire personnel as needed to support our operations.

Assuming no acquisition of additional vessels beyond those that will comprise our initial fleet, we believe that the proceeds from this offering and cash from operating, and potentially for the acquisition of the vessels in our initial fleet if the net proceeds of this offering are insufficient to complete the purchase of each vessel will satisfy our cash requirements during this period. We do not believe it will be necessary in the year after the closing of this offering to raise additional funds to meet expenditures for operating our business, except to the extent we identify and acquire additional vessels.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of calendar days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a representation of the revenues generated by our vessels that is more commonly-used in the shipping industry.

Vessel Operating Expenses

Our vessel operating expenses will include crew wages and related costs, the cost of insurance (reimbursed to our technical manager), expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent variable costs, will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and crew wages, may also cause these expenses to increase.

Voyage Expenses

We will not be responsible for voyage expenses with respect to our vessels operating in a pool. To the extent we operate our vessels on voyage charters in the spot market, we will be responsible for all voyage expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. We expect that our voyage expenses will vary depending on the number of vessels in our fleet and the extent to which we enter into voyage charters in the spot market, in which we are responsible for voyage expenses, and trip charters or vessel pools, in which we would not be responsible for voyage expenses. Please see “Business—Our Charters—Chartering Strategy” for a description of the types of arrangements we may make for our vessels.

Depreciation and Amortization

We will depreciate our vessels on a straight-line basis over their estimated useful lives, which we expect to be approximately 25 years from the date of their initial delivery from the shipyard, based on the types of vessels we plan to purchase. Depreciation is based on cost less estimated residual value. We will expense the total costs associated with a drydocking as they are incurred.

General and Administrative Expenses

Our general and administrative expenses will include fees payable under our management agreements, directors’ fees, office rent, travel, communications, insurance, legal, auditing, investor relations and other professional expenses. We expect our general and administrative expenses to operate as a public company to range from

$      million to $      million for our first 12 months of operations, excluding non-cash compensation, and expect to utilize cash of approximately $      to $      per month for these expenses. We also expect an additional $           in filing fees related to becoming a public company during our first full year of operations. With respect to the restricted common shares to be issued as incentive compensation under our 2010 Equity Incentive Plan (as described under the captions “Our Management—Compensation of Directors and Senior Management”), we will recognize compensation expense over the vesting period applicable to such restricted common shares. Under U.S. GAAP, equity incentives granted to management (such as those granted under restricted stock agreements) as a result of this offering, future offerings or under current or future compensation arrangements, may be required to be recognized as compensation in our income statement in the future.

Liquidity and Capital Resources

We will require capital to fund ongoing operations, acquisitions and potential debt service, for which we expect the main sources to be cash flow from operations and equity offerings. We plan to finance potential future expansions of our fleet primarily through equity financing, which we expect will mainly consist of issuances of additional common shares.

We have entered into a commitment letter to obtain our credit facility. We expect to use money borrowed under our credit facility to complete the acquisition of our initial fleet in the event that proceeds from this offering are not sufficient to complete such acquisition and/or to fund future vessel acquisitions. We intend to refinance all or a portion of the money that we borrow under our credit facility with the proceeds of future equity offerings in order to maintain a strong balance sheet with little or no debt. However, there can be no assurance that market conditions will allow us to issue equity at attractive prices (or at all) in order to refinance outstanding borrowings.

The availability to us of our credit facility will be subject to execution of definitive loan documents which will in turn be subject to delivery of legal opinions, survey reports and other documentation requirements in respect of each of the vessels and other customary conditions precedent. For further details on our proposed credit facility, please see “Description of Credit Facility.”

We expect borrowings under our credit facility will be secured by a first priority mortgage over our first five Suezmax vessels for any amounts outstanding under the facility; assignments of earnings, insurances and requisition compensation; a specific assignment of time charters in excess of 12 months; a pledge of shares in our vessel owning entities; and upon specific request of the lender, a pledge of our earnings account and/or drydocking reserve account.

We expect our credit facility will require us to comply with a number of covenants, including financial covenants related to liquidity, total capitalization, consolidated funded debt, consolidated EBITDA and consolidated tangible net worth, debt services total leverage ratio, interest coverage ratio and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the technical manager of the vessels that comprise our initial fleet; limitations on changes to our management agreement; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

We expect our credit facility will also contain customary conditions to borrowing, events of default and remedies.

Our business will be capital intensive, and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer tankers and the selective sale of older tankers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire tankers on favorable terms.

We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter after reserves as our board of directors may from time to time determine are required or advisable. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet. Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect the reserves to consist of reserves and expenses for drydocking (which we currently estimate at $400,000 per vessel per year), vessel upgrades and other maintenance capital expenditures and our other cash needs. Our board of directors will also take into account contingent liabilities, the terms of our credit facility, the minimum capital reserve requirements of our pool arrangement, and the requirements of Marshall Islands law in determining the amount of dividends that we may pay.

Contractual Obligations

As of the date of this prospectus, we do not have any material contractual obligations, except for the payment of fees to our legal counsel, Seward & Kissel LLP, our auditors, Deloitte & Touche LLP and Drewry and the reimbursements of amounts to our Chief Executive Officer and Chief Financial Officer upon the consummation of this offering as described in this prospectus under “—Off-Balance Sheet Arrangements.”

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies that will involve a high degree of judgment and the methods of their application upon the acquisition of our fleet.

Vessel Acquisitions

When we enter into an acquisition transaction, we will determine whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

If a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be received pursuant to the charter terms and (ii) management’s estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter. The amortization periods related to any capitalized amounts for above-market (assets) and below-market (liabilities) time charter contracts will be continually evaluated for reasonableness based on, among other factors, changes in expectations of the future exercise of renewal option periods, the expiration of such renewal options, and future time charter rates.

Recognition of revenues and voyage and vessel operating expenses

Revenues will be generated from the hire that we will receive under charters and pooling arrangements. We will generally record charter revenues over the term of the charter as service is provided. In spot charters, operating costs, including crews, maintenance and insurance, fuel and port charges are typically paid by the owner of the vessel. There are certain other non-specified voyage expenses which will be borne by us. We will recognize voyage expenses and vessel operating expenses when incurred.

Pool net revenue in the Blue Fin Tankers Pool equals pool gross revenue less pool gross expenses. Net revenue is adjusted by the pool for voyages not yet completed, amounts of freight and hire earned but not yet received, apportionment of prepaid expenses, retentions to cover claims in progress and adequate provisions for the outstanding or contingent obligations and liabilities of the pool.

The Blue Fin Tankers Pool’s net revenues are distributed to pool members based on a point system. The number of pool points we receive, together with, among other things, each of our vessel’s operating days during the month will determine our share of the pool’s net revenue.

Depreciation

We expect to record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We will depreciate our tankers on a straight-line basis over their estimated useful lives, expected to be approximately 25 years from the date of initial delivery from the shipyard, based on the types of vessels we plan to purchase. We will periodically re-evaluate our policy with respect to depreciation. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, we expect the residual values of our vessels will be based upon a value of approximately $250 per lightweight ton. An increase in the useful life of a tanker or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a tanker or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

Drydocking costs

We expect our vessels will be required to be drydocked approximately every 30 and 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We will expense these costs as they are incurred. Drydocking costs will include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

Impairment of long-lived assets

We will record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, we will perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value will be reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, will be included in this analysis.

Off-Balance Sheet Arrangements

In anticipation of the commencement of our operations, we and our Chief Executive Officer and Chief Financial Officer have entered into memoranda of agreement with Teekay to acquire the four vessels that will comprise our initial fleet. We and our Chief Executive Officer and Chief Financial Officer also intend to enter into agreements with operational and financial consultants, employment agreements, restricted stock agreements and a sublet agreement related to our corporate offices. We will also enter into a technical management agreement with Schulte. These agreements are or will become binding upon us, and we expect to incur liabilities related to these agreements, upon the successful closing of this offering.

Additionally, we will incur certain closing expenditures upon the successful closing of this offering. The Company estimates such expenditures to be approximately $1.4 million to $1.6 million, which includes the amounts to be reimbursed to the Chief Executive Officer and Chief Financial Officer for certain expenditures incurred after June 30, 2010 comprising legal services, consulting services, travel, entertainment, corporate office rent, auditing services, incorporation and such other expenditures as deemed necessary on behalf of the Company, but excludes the underwriters’ discount, the financial advisory fee and the commitment fee for our credit facility. We expect to reimburse these expenditures from the net proceeds of this offering.

Inflation

We expect that inflation will have only a moderate effect on our expenses under current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs. However, we expect our costs to increase based on the anticipated increased costs for crewing, lube oil and bunkers.

Indicative Analysis of Variability of Net Operating Cash Flow

All of the information set forth below is for illustrative purposes only. Our underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations between actual results and these assumptions may be material. We may have materially lower revenues, set aside substantial reserves or incur more expenses or a material amount of extraordinary expenses. Our intention is to pay quarterly dividends equal to our net operating cash flow after cash reserves. You should not assume or conclude that we will pay any dividends in any period. While our policy will be to pay dividends quarterly, we have no obligation to do so and our policy may change.

Due to the variability of spot rates, we believe it is helpful for investors to understand the effect on our net operating cash flow that various spot rates may have. We do not, as a matter of course, make public projections as to future sales, earnings or other results. However, our management has prepared the information set forth below as an indicative analysis for the purpose of illustrating the variability of our possible net operating cash flow.

The indicative analysis of the variability of net operating cash flow is not a financial forecast and does not comply with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. However, we believe that our calculations were prepared on a reasonable basis. THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE INDICATIVE ANALYSIS OF VARIABILITY OF NET OPERATING CASH FLOW ARE INHERENTLY UNCERTAIN ALTHOUGH THEY ARE CONSIDERED REASONABLE BY OUR MANAGEMENT AS OF THE DATE HEREOF. Neither our independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the indicative analysis, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the indicative analysis of variability of our net operating cash flow.

The information and tables below present scenarios and a sensitivity analysis with respect to the net operating cash flow that we may derive and from which we may pay dividends during our first full year of our initial fleet’s operations. There are various factors that could affect whether and at what times we acquire vessels, but we currently expect to purchase and take delivery of the vessels that comprise our initial fleet within 60 days of the closing of this offering. The sensitivity analysis of the variability in our net operating cash flow depends on various assumed spot market charter rates that may be available over the year. The spot market is volatile with the potential for significant increases or decreases in charter rates. Our revenues and our net operating cash flow may decline if spot market charter rates decline or our expenses increase. The spot market may be affected by whether the global economy declines or continues to recover. Further, while global economic activity is one factor influencing demand, supply of tanker vessels is also an important factor affecting spot market charter rates. An undersupply of tanker vessels could lead to higher spot market rates despite weak economic conditions, while an oversupply of tanker vessels could lead to lower spot market rates despite strong economic conditions. See “Risk Factors—If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected.”

As the indicative analysis below demonstrates, our possible results are subject to great variability and are not predictable with any meaningful level of precision. Investors and potential investors should recognize that actual performance could be materially worse than is illustrated in the indicative analysis. Such adverse results could be driven by changes in the factors considered in the indicative analysis, including charter rates, Pool Expenses (as defined below) and vessel utilization, as well as other factors, including those described in this prospectus under “Risk Factors.” Many of these factors are beyond our control.

Assumptions

For purposes of the indicative analysis, we assume:

•	that we acquire four Suezmax vessels to comprise our initial fleet within 60 days of the closing of this offering;

•	that each vessel in our initial fleet will commence operations for us on the date of delivery;

•	a range of average charterhire rates from the Blue Fin Tankers Pool for our vessels during a full year of operations commencing upon the date that we have taken delivery of four vessels to comprise our initial fleet, which average charterhire rates are inclusive of Pool Expenses (as defined below) apportioned to our vessels);

•	that we have no other cash expenses or liabilities other than our apportioned Pool Fees (as defined below), our general and administrative expenses, our Operating Expenses (as defined below), our credit facility undrawn commitment fee and the cost of the dividends on unvested restricted common shares held by our management;

•	that there is no expansion in the Company’s initial fleet in the first year of operations, as expansion of the fleet would increase our assumed annual charterhire revenues as well as the corresponding vessel Operating Expenses, and general and administrative expenses, all else being equal;

•	that no other common shares are issued subsequent to the closing of this offering; and

•	that we remain in compliance with our credit facility and have no debt outstanding for the entire period.

“Operating Expenses” means our vessel operating costs based on our technical management agreement with Schulte, including crews; maintenance, spares, and lubricants; insurance; and Schulte’s management fee; charged on a per vessel per day basis.

“Pool Expenses” means our apportioned share of voyage costs (composed primarily of brokerage fees, costs of bunkers and port expenses).

“Pool Fees” means the amount charged by the Blue Fin Tankers Pool on a per vessel per day basis for maintaining our vessels in the pool.

“General and administrative expenses” include onshore vessel administration related expenses such as legal and professional expenses and recurring administrative and other expenses including payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors’ fees, non-cash compensation expense and directors and officers insurance, and the ongoing expenses of being a public company.

The Spot Market

Based on our business strategy, our revenues will depend primarily on the spot market. The spot market for Suezmax tankers is a liquid market — according to Drewry, in 2009 approximately 50% of the world’s seaborne crude oil transportation was made pursuant to spot charter voyages. The spot market fluctuates significantly based on the supply of and demand for tanker capacity, and the revenues that we generate will be dependent on the spot charter market for Suezmax tankers. For example, according to Drewry, in the twelve-month period ending August 31, 2010, spot rates per vessel per day for Suezmax tankers reached a low of $7,200 per day in August 2009 and a high of $33,000 per day in May 2010. According to Drewry, the average spot rate per vessel per day for Suezmax tankers in August 2010 was $10,000 per day. During the period from January 2000 to August 2010, Suezmax tanker spot rates averaged $37,430 per day, reaching a market low of $6,700 per day in July 2009 following a market high of $127,300 in November 2004. According to Drewry, actual average annual historical spot market charterhire rates for Suezmax tankers ranged from $14,558 to $64,792 in the period 1996 to 2009. In the past, there have been periods when spot rates have declined below the operating cost of vessels. If spot charter rates decline, the revenues that we generate will also decline, and as a result, we may not receive revenues sufficient for us to produce any net operating cash flow or operate our vessels profitably. For more information, see “The

International Oil Tanker Shipping Industry”, “Risk Factors — If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected” and “Risk Factors — We will be exposed to the cyclicality and volatility of the spot charter market.”

Impact of the Blue Fin Tankers Pool

Although there can be no guarantee, we believe that our participation in the Blue Fin Tankers Pool gives us marketing and efficiency advantages similar to those of more established owners in the pool, including access to the same long-term relationships, charters and private cargoes with oil majors and traders as those enjoyed by the other pool participants. In addition, because we will be scheduled to receive regular, monthly distributions from the pool for the apportioned share of the pool’s monthly earnings for our vessels then operating in the pool, we will not receive charterhire revenues at irregular intervals, which may be the case if we operated our vessels in the spot market outside of a pool. Accordingly, we believe that participation in a pool will help to reduce fluctuations in our cash flow related to individual spot charters. Vessels in the pool enter into charters as they become available, and the charterhire is shared among the pool members. This results in a flattening of the volatility in charterhire revenue relative to the operation of our vessels directly in the spot market, although the overall performance over time of vessels in the pool could be expected to be consistent with operating our vessels in the spot market over the same period of time.

For the purposes of the indicative analysis of variability of net operating cash flow, we have assumed a daily charterhire rate per vessel per day paid to us from the pool. This charterhire rate is net of Pool Expenses and assumes a utilization rate of 90%, which we believe is reasonable based on the advice of Heidmar, which has informed us that historical utilization in the pool exceeds 90%. “Assumed charterhire per vessel per day” is described more fully below under “Range and Variability of Net Operating Cash Flow.”

For an appropriate understanding of our assumed charterhire per vessel per day, we believe that it is helpful for investors to understand the relationship between spot market rates and the historical charterhire we would have received had we been participants in the Blue Fin Tankers Pool. The following table, based on information received from Heidmar, illustrates (i) average charterhire rates that we believe that we would have received as pool revenues had the vessels in our initial fleet operated in the pool during the indicated historical periods (which, as indicated above, is net of Pool Expenses) and (ii) for purposes of comparison, the TD5 rate (defined below) for the corresponding period, assuming 90% utilization.

	Blue Fin Tankers Pool	TD5

Annual Average 2008 (First full year of pool operations)	$54,403	$55,194
Annual Average 2009 (Seven year low)	$24,814	$20,245
Average First through Third Quarter 2010	$24,261	$23,218

TD5 is a commonly used spot market rate published by the Baltic Exchange that reflects a spot voyage from West Africa to the U.S. Atlantic Coast. The TD5 rate does not include brokerage commissions or a Pool Fee, whereas the historical Blue Fin Tankers Pool rates are net of brokerage commissions and the Pool Fee. For historical spot market charterhire rates, please see “The International Tanker Shipping Industry — The Charter Market”.

These rates demonstrate the smoothing effect on our revenues that the pool provides.

Range and Variability of Net Operating Cash Flow

For the purposes of the calculations in the table below, we present the following categories of information: assumed charterhire per vessel per day, assumed annual charterhire revenue, assumed annual cash costs and reserves and indicative annual net operating cash flow. Actual costs may vary significantly from those costs used in the following table, which has been presented to illustrate the calculation of net operating cash flow under a large range of potential charterhire rates per vessel per day that reflect the historical performance of the spot market.

•	“Assumed charterhire per vessel per day” means the illustrative average daily charterhire rate received by our vessels from the Blue Fin Tankers Pool (net of Pool Expenses and assuming 90% utilization) during a full year of operations commencing upon the date that we have taken delivery of the four vessels that will comprise our initial fleet, ranging from $5,000 per vessel per day to $70,000 per vessel per day. According to Drewry, actual average annual historical spot market charterhire rates ranged from $14,558 to $64,792 in the period 1996 to

2009. The average daily charterhire earned in the spot market by Suezmax tankers in 2009 according to Drewry was approximately $27,114 and in the first six months of 2010 was approximately $36,790. See “The International Tanker Shipping Industry — The Charter Market.”

•	“Assumed annual charterhire revenue” is calculated as follows: the assumed charterhire per vessel per day multiplied by 1.02 (to account for the pool points that we expect our vessels to receive based on our anticipated vessel rating) multiplied by 360 days and multiplied further by four vessels.

•	“Assumed annual cash costs and reserves” means (A) cash costs of (i) $7,500 per vessel per day for daily operating expenses based on internal management budgets prepared in consultation with Schulte and Heidmar, as well as management’s experience, (ii) $387 per vessel per day for the Blue Fin Tankers Pool fee based on our letter agreement with Heidmar, (iii) $3.938 million in annual general and administrative expenses (excluding non-cash charges), based on the employment contracts of our executive officers, quotes from our insurance contractors, and agreements with or budgetary estimates provided by our service providers, (iv) $1.5 million for the credit facility undrawn commitment fee for twelve months, and (v) the dividends on restricted shares for our first full operating year, and (B) assumed cash reserves of $1,096 per vessel per day for our first full operating year, which management estimates as reasonable for future drydocking. We do not expect to drydock any of our vessels within our first full year of operations, but set aside daily reserves so that the cash expense of drydocking is spread evenly throughout the year.

•	Item (A)(v) above (dividends on restricted shares held by our management) increases in conjunction with increases in assumed annual charterhire revenue, as we expect that increased charterhire revenue will result in increased net operating cash flow, which, in turn, could lead to increased dividends. Therefore, overall assumed annual cash costs and reserves increase as assumed annual charterhire revenue increases. No dividends will be paid on restricted shares whenever the assumed annual cash costs and reserves are greater than the assumed annual charterhire revenue.

•	We estimate that the cash reserve for the purposes of calculating the amount of our net operating cash flow available for payment of dividends by us will approximate $1.6 million for our first full operating year ($1,096 per vessel per day as noted above), based on estimated future drydocking costs of $0.7 million to $1.0 million per vessel per drydocking, to be performed twice during the first five years of vessel operations. We believe that this cash reserve helps to apportion the costs of a drydocking on a daily basis over the life of each of our vessels, which we believe results in better visibility for investors, as the cash cost of a drydocking will not be deducted solely the quarter in which the drydocking occurs.

•	“Indicative annual net operating cash flow” is calculated, for each respective column of assumed charterhire per vessel per day, by subtracting the assumed annual cash costs and reserves from the assumed annual charterhire revenue.

Accordingly, given the qualifications set forth above, we expect that our net operating cash flow during our first full year of operations at various assumed charterhire rates per vessel per day ranging from $5,000 to $70,000 per vessel per day would vary as follows:

Assumed charterhire per vessel per day	$5,000	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000

Assumed annual charterhire revenue	7,344	14,688	22,032	29,376	36,720	44,064	51,408

Assumed annual cash costs and reserves	18,553	18,553	18,657	18,878	19,098	19,318	19,539

Indicative annual net operating cash flow	(11,209)	(3,865)	3,375	10,498	17,622	24,746	31,869

(In thousands of dollars, except assumed charterhire per vessel per day)

Assumed charterhire per vessel per day	$40,000	$45,000	$50,000	$55,000	$60,000	$65,000	$70,000

Assumed annual charterhire revenue	58,752	66,096	73,440	80,784	88,128	95,472	102,816

Assumed annual cash costs and reserves	19,759	19,979	20,200	20,420	20,640	20,861	21,081

Indicative annual net operating cash flow	38,993	46,117	53,240	60,364	67,488	74,611	81,735

(In thousands of dollars, except assumed charterhire per vessel per day)

Our policy is to pay dividends from net operating cash flow after cash reserves for drydocking, vessel upgrades and other maintenance capital expenditures.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. We intend to enter into our credit facility, which will provide us with financing for potential vessel acquisitions. Our interest expense under our credit facility will be affected by changes in the general level of interest rates. Increasing interest rates could adversely impact our future earnings.

Spot market rate risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, including in spot market-related vessel pools such as the Blue Fin Tankers Pool. For example, a $1,000 change in spot rates would result in a $1.4 million change in our annual revenues assuming vessels operating 350-360 days with no off-hire periods. We believe that our financial strategy of maintaining a low level of debt and our regular monthly receipt of a share of the net pool revenues earned across a large fleet of vessels will help us to withstand volatility in spot market rates, as our fixed costs will be at a relatively low level compared to more highly-leveraged companies.

Currency and exchange rates risk

The international shipping industry’s functional currency is the U.S. dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. dollars. We expect to incur certain operating expenses in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

The International Oil Tanker Shipping Industry

All the information and data presented in this section, including the analysis of the various sectors of the oil tanker shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

The seaborne transportation industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is broadly categorized as either liquid or dry cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2009.

World Seaborne Trade: 2000 and 2009

			CAGR(1)
	Trade—Tons		%	% Total Trade
	2000	2009	2000-09	2000	2009

Liquid Cargo
Crude Oil	2,079	2,210	0.68	32.1	26.7
Refined Pet Products	602	847	3.87	9.3	10.2
Liquid Chemicals	128	211	5.68	2.0	2.5
Liquefied Gases	168	258	4.91	2.6	3.1
Total Liquid Cargo	2,977	3,526	1.48	46.0	42.5
Total Dry Cargo	3,491	4,764	3.52	54.0	57.5
Total Seaborne Trade	6,468	8,290	2.80	100.0	100.0

(1)	Compound annual growth rate.

   Source: Drewry

The trend toward the integration of world economies requiring increased imports and exports, outsourcing production to overseas locations away from consuming centers and the need to source scarce commodities from remote locations has supported the growth of demand for the seaborne transportation industry. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

Oil Tanker Demand

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported and is normally expressed in terms of ton miles, which is calculated by multiplying the volume of cargo carried on a route by the distance between the load and discharge ports. Demand for crude oil and refined petroleum products is in turn affected by a number of factors, including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions and competition from alternative energy sources.

World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the slowdown in the global economy. Provisional data for 2010 however suggests that demand has rebounded strongly in the first half of 2010.

World Oil Consumption: 1990-2010(1)
(Million Barrels Per Day)

(1)	Provisional assessment for the first half of 2010 based on consumption pattern in the first six months of the year. The final figure, may be subject to change.

   Source: Drewry

In recent years, Asia, in particular China, has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. Production and exports from the Middle East have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charterhire rates, due to the relatively long distances between this supply source and typical destination ports.

World oil consumption estimates for the first half of 2010 is provisionally estimated at 86.1 million barrels per day, an increase of approximately 1.6% of the barrels consumed per day in 2009. Oil consumption in China over the same period grew by 77% to 8.5 million barrels per day.

World Oil Consumption by Region: 2000-2009
(Million Barrels Per Day)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	’00-’09

North America	24.0	24.0	24.1	24.5	25.3	25.5	25.4	25.5	24.2	23.2	(0.38)%
Europe	15.1	15.3	15.3	15.4	15.6	15.5	15.5	15.3	15.4	14.6	(0.37)%
Pacific	8.6	8.7	8.6	8.7	8.5	8.6	8.5	8.4	8.1	7.7	(1.22)%
Total OECD(1)	47.7	48.0	48.0	48.6	49.4	49.6	49.4	49.2	47.7	45.5	(0.52)%
China	4.8	4.7	5.0	5.6	6.4	6.6	7.0	7.6	7.9	8.5	6.56%
Middle East	4.7	5.2	5.4	5.4	5.8	6.1	6.5	6.5	7.1	7.2	4.85%
Asia (excluding China)	7.3	7.6	7.9	8.1	8.6	8.8	8.9	9.5	9.7	9.9	3.44%
Africa	2.4	2.6	2.7	2.7	2.8	2.9	3.0	3.1	3.2	3.2	3.25%
Latin America	4.9	4.9	4.8	4.7	4.9	5.0	5.2	5.7	5.9	6.0	2.28%
FSU(2)	3.6	3.7	3.5	3.6	3.7	3.8	3.9	4.2	4.2	3.9	0.89%
Europe	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.00%
Total Non-OECD	28.4	29.5	30.0	30.8	32.9	33.9	35.2	37.4	38.7	39.4	3.70%
World Total	76.1	77.5	78.0	79.4	82.3	83.5	84.6	86.6	86.4	84.9	1.22%

(1)	Organisation for Economic Co-operation & Development.

(2)	Former Soviet Union.

   Source: Drewry—derived from industry sources

Seasonal trends also affect world oil consumption and, consequently, oil tanker demand. While trends in consumption do vary by season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption. The multi-directional nature of the product tanker market is enhanced by the competitive, complex and technical nature of the refining business, which requires any surplus or deficit of product to be dealt with promptly. Global trends in production by region in the period from 2000 to 2010 are shown in the table below.

World Oil Production: 2000 to 2010
(Million Barrels Per Day)

*	Provisional assessment for first half of 2010.

(1)	Former Soviet Union.

   Source: Drewry

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue.

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

The distribution of refinery throughput by region in the period from 2000 to 2009 is shown in the following chart.

Oil Refinery Throughput By Region: 2000-2009
(Million Barrels Per Day)

Source: Drewry

Oil Refinery Throughput By Region: Growth Rates 2000-2009
(CAGR—Percent)

Source: Drewry

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

World Oil Trades

As a result of the increases in world oil consumption, oil production and refinery throughput, world oil trades have also grown. The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products (expressed in millions of tons) between 2000 and 2009.

Seaborne Oil Trade(1) Development: 2000 to 2009
(Million Tons)

(1)	Includes intra-regional trade, but excludes coastal trade within a country.

Source: Drewry

Oil Tanker Demand: 2000 to 2009
(Million Tons/Billion Ton Miles)

											CAGR%
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	.’00-’09

Seaborne Trade—Million Tons
Refined Products	602	608	618	623	686	745	779	823	854	847	3.9%
Crude Oil	2,079	2,017	1,997	2,111	2,241	2,253	2,289	2,262	2,232	2,210	0.7%
Total Seaborne Trade	2,681	2,625	2,615	2,734	2,927	2,998	3,068	3,085	3,086	3,057	1.5%
Demand—Billion Ton Miles
Refined Products	1,584	1,654	1,672	1,737	1,925	2,159	2,332	2,506	2,686	2,788	6.5%
Crude Oil	7,646	7,884	7,663	8,199	8,420	8,435	8,715	8,751	8,911	8,681	1.4%
Total Ton Mile Demand	9,231	9,538	9,335	9,936	10,346	10,595	11,047	11,256	11,598	11,470	2.4%

(1)	Includes intra-regional trade, but excludes coastal trade within a country.

   Source: Drewry

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2009 is provisionally estimated at 2.1 billion tons. In the case of refined petroleum products, seaborne movements in 2009 are provisionally estimated at 847 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles). Among the factors that affect demand for tankers is the volume of demand for crude oil and refined petroleum products, as well as the geographical pattern of oil movements.

Until 2009, the growth in the volume of crude oil moved by sea since 2000 had been modest, but the volume of trade hides the fact that changes in the pattern of trade have had a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2009, ton mile demand in the tanker sector grew at a CAGR of 2.4%, whereas the overall increase in trade over the same period was just under 1.0%. As a result of changes in the pattern of trade, the average haul length of crude oil trades has risen from a recent market low of 3,400 miles (loaded voyage only) in 2003 to 4,200 miles in 2009, equivalent to an increase of 24%.

Crude Oil—Average Voyage Lengths
(Nautical Miles)

Source: Drewry

A reason for the increase in average voyage lengths is the growth in Chinese crude oil imports and, in particular, the fact that China is sourcing crude oil from long-haul destinations such as West Africa and Brazil. As the following charts indicate, Chinese crude oil imports almost tripled in the period 2000 to 2009, and in doing so had a very positive impact on demand for oil tankers, especially VLCCs.

Major Seaborne Oil Trades

Principal Load/Discharge Zones

S. America N. Europe	FSU	W. Africa	N. Africa	Middle East	S.E. Asia

— N. America—Europe	— Europe	— Europe	— Europe	— Far East	— Far East
— N. America		— N. America	— N. America	— Europe	— Australia
		— Far East		— N. America
— Africa

Source: Drewry

Depending on their size, oil tankers will be deployed in different loading zones. An indication of the main loading zones and principal trading routes is provided below.

Oil Tankers—Typical Deployment by Size Category

Source: Drewry

Over 40% of all reported Suezmax spot cargo loadings in 2009 were from West Africa, with the major routes being to the Caribbean/U.S. Eastern Seaboard and to Europe. Loadings from ports bordering the Mediterranean accounted for another 33% of all reported spot cargo loadings, with the principal routes being to the Caribbean/U.S. Eastern Seaboard and intra Mediterranean.

Suezmax Tankers—Major Loading Zones* : 2009
(Million Dwt)

*	Based on reported spot cargo movements; does not cover all cargo movements.

 Source: Drewry

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories. While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type.

The main oil tanker vessel types are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy.

Category	Size Range - Dwt

VLCC	200,000 +
Suezmax	120-199,999
Aframax	80-119,999
Panamax	50-79,999
Handy	10-49,999

In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. A description of the main tanker vessel types are as follows:

VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. ports on the Gulf of Mexico or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.

Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 199,999 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico and to the Caribbean; from the Middle East to Europe, within the North Sea, the Mediterranean and within Asia.

Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 119,999 dwt. Aframax tankers are employed in shorter regional trades, mainly in Northwest Europe, the Caribbean, the Mediterranean and Asia.

Panamax tankers, with an oil carrying capacity of 50,000 to 79,999 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.

Oil Tanker Fleet

The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order, also known as newbuildings, the number of tankers removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).

As of August 31, 2010, the world fleet of oil tankers consisted of 3,381 vessels, totaling 393.5 million dwt in capacity. The following table presents the world oil tanker fleet by size.

Oil Tanker Fleet — August 31, 2010

				Total
		Number of	% of Fleet	Capacity	% of Fleet
Size Category	Deadweight Tons	Vessels	(number)	(million dwt )	(dwt)

VLCC	>200,000	570	16.9	171.1	43.5
Suezmax	120,000-199,000	415	12.3	63.7	16.2
Aframax	80,000-119,000	861	25.5	90.8	23.1
Panamax	50,000-79,999	498	14.7	33.4	8.5
Handymax/size	10,000-49,999	1,037	30.7	34.5	8.8
Total		3,381	100.0%	393.5	100.0%

Source: Drewry

Oil Tanker Fleet Development: 2000 to 2010

Source: Drewry

Oil Tanker Orderbook

As of August 31, 2010 the tanker orderbook amounted to 1,127 vessels aggregating 144.7 million dwt, which is equivalent to 36.8% of the current fleet.

Oil Tanker Orderbook August 31, 2010

				Total
		Number of	% of Fleet	Capacity	% of Fleet
Size Category	Deadweight Tons	Vessels	(number)	(million dwt )	(dwt)

VLCC	>200,000	220	38.0	68.9	40.3
Suezmax	120,000-199,999	212	37.7	33.1	52.0
Aframax	80,000-119,999	166	23.9	18.2	20.0
Panamax	50,000-79,999	230	28.5	14.1	42.3
Handy	10,000-49,9999	299	14.9	10.4	30.2
Total		1,127	25.9%	144.7	36.8%

Source: Drewry

Oil Tanker New Orders/Orderbook as % of Fleet

Source: Drewry

Oil Tanker Orderbook by Scheduled Delivery Date: June 2010
(’000 Dwt)

Source: Drewry

Deliveries and Slippage

If all the tankers currently on order are delivered on time and on schedule, there would be a large influx of newbuildings in the remainder of 2010 and in 2011 in the oil tanker sector. However, it is likely that not all tankers currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards. Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009.

•	The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations.

•	Financing is not in place for all of the tankers on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at “greenfield” shipyards, some of which are also finding it difficult to secure funding for yard development. A greenfield yard is a shipyard with no prior experience in building vessels for international account.

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2008 and 2009 slippage rates rose across all market sectors due to the above factors. In the tanker sector as a whole, the evidence suggests that the slippage rate was just below 20% in 2009. A comparison of actual deliveries against scheduled deliveries in the first half of 2010 suggests that slippage has continued to occur.

Oil Tanker Orderbook by Location of Construction: June 30 2010

Source: Drewry

Oil Tanker Deletions

As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate or prohibited to trade because of environmental laws, which effectively limit the trading life of single-hull tankers. Some countries have in fact talked of introducing age restrictions which would prevent old single-hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation, which goes beyond the MARPOL protocols which are explained later.

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it “in-class.” A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Oil Tanker Fleet Age Profile—June 2010

Source: Drewry

Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but scrapping picked up in 2009 when the freight market was weak. This trend has continued in the first half of 2010 with demolition levels reaching just under 4.8 million dwt. Historically, scrap prices have averaged around $150 per ton, although in June 2010 they were in excess of $400 per ton.

Oil Tanker Scrapping: 2000-2010
(’000 dwt)

*	January-June only.

Source: Drewry

Besides age, the removal of vessels from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.

Despite the legislative changes, there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions. As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C, the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single-hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO’s Condition Assessment Scheme (“CAS”), provided that the operation does not go beyond the date on which the tanker reaches 25 years after the date of its delivery.

However, the regulation allows the flag state of a given vessel to permit continued operation of category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the CAS. Nonetheless, the continued operation of single-hull tankers must not go beyond the anniversary of the date of delivery of the vessel in 2015 or the date on which the vessel reaches 25 years of age after the date of its delivery, whichever is earlier.

Vessel Ownership

Seaborne oil transportation services are provided by independent ship owners, state-owned shipping companies, oil companies and commodity traders. As a result, ownership of the tanker fleet is quite fragmented, with no single owner controlling more than 5% of the transportation capacity within the sector. However, a certain element of consolidation has taken place in the oil tanker industry in recent years, with the result that in the Suezmax sector the top ten companies control some 30% of the vessels and tonnage in service.

Top 10 Owners Share of the Tanker Fleet*

				Top 10
		Top 10	% of Total	Total
	Deadweight	Number of	Fleet	Capacity	% of Fleet
Size Category	Tons	Vessels	(number)	(million dwt)	(dwt)

VLCC	>200,000	201	37.2%	61.0	37.6%
Suezmax	120,000-199,000	82	21.0%	12.6	21.1%
Aframax	80,000-119,000	75	9.0%	7.8	9.0%
Panamax	50,000-79,999	18	3.9%	1.4	4.4%
Handymax/size	10,000-49,999	40	4.1%	1.5	4.6%
Total		416	13.0%	84.3	22.6%

*	Based on Dwt and Fleet at end June 2010

  Source: Drewry

The Charter Market

“Worldscale” is the tanker industry’s standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible.

Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

“TCE,” or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission)

out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole. The Handy segment has generally been less volatile than other market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market.

From 2005 to 2007, time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008 demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009 but in the first six months of 2010 they have stabilized and in some cases have risen slightly.

Oil Tanker One Year Time Charter Rates: 2000-2010
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC

DWT	30,000	45,000	90-95,000	150,000	280,000
2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	9,700	10,800	17,400	22,500	31,500
August 2010	12,000	13,000	19,300	30,000	39,000

Source: Drewry

In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

The following chart indicates the trend in Suezmax tanker TCE rates in the period 2000 to June 2010. During this period the average TCE rate was just under $36,867 per day, with the market low and high being $7,200 and $127,300 per day respectively. In June 2010 the average TCE rate for Suezmax tankers was $26,500 per day, while the one year time charter rate was $27,000 per day.

Suezmax Time Charter Equivalent Rates: 2000-2010
(US$/Day)

Source: Drewry

Time Charter and TCE Rate Comparison*
(US$/Day)

	Average 1 Yr Time Charter
	Rate 2000-2010	Average TCE Rate 2000-2010
Aframax(1)	26,014	40,950
Suexmax(2)	33,654	37,430
VLCC(3)	46,077	52,591

*	Based on (1) N W Europe—N W Europe voyage; (2) West Africa—USES voyage and (3) MEG to Japan voyage.

 TCE rates based on Drewry standard ship types.

 Source: Drewry

Vessel Prices

Higher tanker freight rates during 2005 to 2007 stimulated significant new vessel ordering and similar conditions occurred in other shipping sectors, notably in the drybulk and container sectors. In addition, newbuilding demand was also strong for liquefied natural gas, or LNG, carriers and other specialized ship categories. As a result, the orderbook for all commercial cargo carrying vessels in 2009 was at record levels, although as indicated previously, very few orders were placed in 2009 due to the weak state of the market. In 2010, some new ordering activity has taken place and newbuilding prices for oil tankers appear to have firmed in the first eight months of 2010.

Newbuilding prices for all vessel types increased significantly during 2005 to 2008, due to a combination of rising demand, shortage in berth space and rising raw material costs, especially the price of steel. Prices for oil tankers reached record highs around September 2008 but they weakened thereafter in the face of the downturn in the freight markets.

The lack of new orders makes it difficult to gauge current price levels exactly, but the most recent evidence suggests that newbuilding prices have stabilized and have risen by a small amount in the first half of 2010. The trend in indicative newbuilding prices for a range of oil tankers is shown in the following chart.

Oil Tanker Newbuilding Prices: 2000-2010
(US$ Million)

Source: Drewry

The trend in newbuilding prices and the movement in freight rates also have a major impact on the way secondhand values develop. The chart below illustrates the movements of prices for secondhand (5-year-old) oil tankers between 2000 and June 2010.

Oil Tanker Secondhand Prices—5 Year Old Vessels: 2000-2010
(US$ Million)

Source: Drewry

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium, and secondhand values for all tankers rose steadily from 2004 until the middle of 2008. In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings.

However, this situation was temporary and with the downturn in freight rates, secondhand values for tankers fell throughout 2009. In the first half of 2010 however, there is evidence that secondhand values have stabilized as a result of improvements in the freight rate market and are beginning to exhibit an upward trend.

The relationship between newbuilding prices, freight rates and secondhand values for Suezmax tankers in the period 2000 to June 2010 is shown in the chart below.

Suezmax Oil Tanker: Newbuilding, Secondhand Prices & Time Charter Rates
2000-2010
(US$ Million/$ Per Day)

Source: Drewry

Business

We were incorporated under Marshall Islands law in February 2010, by our founder, Mr. Robert Burke. We are primarily focused on acquiring and deploying Suezmax tankers in spot market-related vessel pools, in the spot charter markets or under spot market indexed time charters. We believe that Suezmax tankers are versatile because they are capable of trading on both short- and long-haul routes and to a wide variety of ports. For these reasons, we aim to opportunistically grow our fleet through timely and selective acquisitions of Suezmax tankers in a manner that we believe will be accretive to our earnings and therefore to our ability to pay dividends per share; however, there is no guarantee that we will be able to do so. Although we expect our fleet to initially be comprised of Suezmax tankers, we will evaluate all classes of tankers for potential future acquisitions.

We intend to focus primarily on the spot market because we believe that spot charters will (i) provide us with better flexibility than time charters to adjust to changing market conditions; (ii) better position us to capitalize on improvements in the freight rate market and (iii) allow us to achieve higher returns, because, according to Drewry, during the period from 2000 through June 2010, spot market rates for Suezmax tankers have been higher on average than one-year time charter rates and therefore have historically provided higher average returns. However, we cannot guarantee that our focus on the spot market will result in our achieving higher returns or that the freight rate market will improve.

We expect that our initial fleet will consist of four Suezmax tankers. We intend to use the net proceeds of this offering to acquire these vessels from Teekay for a purchase price of approximately $75.0 million per tanker, or approximately $300.0 million in the aggregate. We expect to take delivery of all of these vessels within 60 days of the closing of this offering, and we will not generate revenue from each vessel until after the delivery of such vessel to us. Pursuant to our pool entry letter agreement with Heidmar, and consented to by the Blue Fin Tankers Pool, we have agreed to operate our initial vessels in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum of three years. We will pay Heidmar an initial management fee of $387 per day per vessel, including any off-hire periods, and a commission of 1.25% on all gross freight, demurrage, dead freight and miscellaneous revenue receipts paid in respect of our vessels. Under the commercial management agreement pursuant to which Heidmar will manage the chartering of our vessels prior to the operation of our vessels in the Blue Fin Tankers Pool, this commission will be     %.

We will contract with third-party managers for the technical management of our vessels. Initially, we intend to retain Schulte to provide the technical management of our vessels. Schulte manages approximately 600 vessels and has significant experience in the tanker sector. We expect our technical management agreements to provide Schulte a management fee of approximately $130,000 per vessel per year, or approximately $10,833 per vessel per month, increased annually for inflation, and a crew management fee of approximately $125,842 per month plus an additional amount of approximately $6,083 per month for provisions.

We aim to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our earnings per share and therefore to our ability to pay dividends per share. Please see “Dividend Policy.” However, there can be no guarantee that market conditions will allow us to issue equity at attractive prices (or at all) in order to fund future vessel acquisitions, or that such acquisitions would be accretive to earnings per share.

We have entered into a commitment letter for our new credit facility. We expect to use money borrowed under our credit facility to complete the acquisition of our initial fleet in the event that proceeds from this offering are not sufficient to complete such acquisition and/or to fund future vessel acquisitions. We intend to refinance all or a portion of the money that we borrow under our credit facility with the proceeds of future equity offerings in order to maintain a strong balance sheet with little or no debt. However, there can be no guarantee that market conditions will allow us to issue equity at attractive prices (or at all) in order to fund future vessel acquisitions. In addition, Mr. Burke and his family will purchase approximately $5.8 million of our common shares in this offering at a price per share equal to the public offering price, which investment by Mr. Burke and his family represents          % of our common shares that will be outstanding after the closing of this offering, including those shares received as a dividend by Messrs. Burke and Bavolar pursuant to the  :1 stock split.

We intend to distribute to our shareholders on a quarterly basis an aggregate amount of cash that is expected to be substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine, in the manner discussed under the caption “Dividend Policy.” Net operating cash flow is a non-GAAP measure that is different from cash flow from operations and, rather, represents net income plus depreciation, amortization and non-cash administrative charges. We expect to make our first dividend payment in the first quarter of 2011 in respect of any net operating cash flow that we earn in the fourth quarter of 2010, which we expect will reflect less than a full quarter of operations for all of the vessels that will comprise our initial fleet.

Our Initial Fleet

We expect that our initial fleet will consist of four Suezmax tankers, each of which were constructed by Bohai. We have entered into memoranda of agreement with Teekay to acquire these four vessels, which we expect will be delivered to us within 60 days of the closing of this offering. Pursuant to the memoranda of agreement, we expect the seller to agree to endeavor to deliver these vessels as early as possible within the 60-day period. We expect to begin generating revenues from the operation of our vessels shortly after delivery; prior to the completion of the vetting process to enter the Blue Fin Tankers Pool, we expect that Heidmar will charter our vessels directly in the spot market pursuant to a commercial management agreement. The following table sets forth additional information about the vessels in our initial fleet:

Vessel Name	Vessel Type	DWT	Year Built
Tianlong Spirit (to be renamed Ridgebury John B)	Suezmax	159,021	2009
Jiaolong Spirit (to be renamed Ridgebury Lindy A)	Suezmax	159,021	2009
Shenlong Spirit (to be renamed Ridgebury Nicholas A)	Suezmax	159,021	2009
Dilong Spirit (to be renamed Ridgebury Natasha V)	Suezmax	159,021	2009

Although we expect our fleet to initially be comprised of Suezmax tankers, we will evaluate all classes of tankers for potential future acquisitions.

Competitive Strengths

We believe that the experience of our corporate management team and the principles on which we plan to operate our business will enhance our ability to successfully compete in the tanker industry as follows:

•	Experienced Corporate Management. We believe that our management team has significant experience in the international shipping industry, including in the tanker sector. In particular, Mr. Burke, our Chief Executive Officer has been involved in the shipping industry for over 30 years, in a variety of capacities. Mr. Burke began his career serving as an officer aboard tankers for three years following his graduation from the U.S. Merchant Marine Academy in Kings Point, New York. He has since been a lender to and invested in a variety of shipping companies. He invested in the debt and equity of shipping companies as Managing Director and, later, as head of GE Capital Corporation’s Ship Finance Division and invested as a principal in shipping companies as founder of a private equity fund. Most recently, in 2006, Mr. Burke arranged to purchase and served as Chief Executive Officer of Chembulk Tankers LLC, a company specializing in the ownership and operation of chemical tankers with a fleet of 19 chemical tankers. Mr. Kevin Bavolar, our Chief Financial Officer, has been employed in numerous finance roles over the past 30 years, including significant experience in the oil & gas and energy industries and in financial reporting for U.S. public companies. Our vice president of operations, Mr. Steven Fitzgerald, has over 20 years of experience in the shipping industry, including originating, structuring and closing marine finance transactions, engaging in commercial management activities and serving as a port captain and terminal operations assistant. Collectively, over the last 30 years, our management team has been involved in the purchase and sale of over 50 vessels. As a result of these decades of experience, we believe that our management team has built strong relationships within the shipping industry and developed strong operational and target evaluation capabilities.

•	Alignment of Management and Shareholder Interests. We believe that our corporate structure and the structure of our management’s compensation aligns our management’s interests with those of our shareholders. Our founder and Chief Executive Officer, as well as members of his family, will purchase approximately $5.8 million of our common shares in this offering at a price per share equal to the public offering price, which investment, together with the shares received as a dividend by Mr. Burke pursuant to

the        :1 stock split, will represent     % of our common shares that will be outstanding after the closing of this offering. Both Mr. Burke and Mr. Bavolar will enter into five-year employment agreements, at what we believe are current market rate salaries, which are paid partly in cash and partly in stock and will also participate in an incentive stock plan that rewards management based on our growth in profitability and overall return to shareholders. The employment agreements and incentive stock plan will be the only transactions between us and our management, and the terms of these agreements are clearly enumerated in the employment agreements and the incentive stock plan. We believe that this compensation structure eliminates many of the potential conflicts between our management’s interests and those of our shareholders, and should reduce our costs to the benefit of our shareholders. To ensure that there are few conflicts of interest between us and our management, we do not intend to have (i) any “poison pills,” dual classes of stock or any other anti-takeover provisions in our governing documents, (ii) sale and purchase fees paid to Company or management affiliates for sales or purchases of vessels, (iii) technical management fees paid to affiliates of management or the Company, (iv) commercial management fees or commissions paid to affiliates of management or the Company, (v) vessels sold to us or purchased by us from our affiliates or those of our management or (vi) other fees paid to management or management affiliates that are common in the shipping industry.

•	Our Focus on Suezmax Tankers. Initially, we intend to focus on the Suezmax segment of the tanker shipping industry. We believe that Suezmax tankers are the workhorse of ocean crude oil transportation and, according to Drewry, demand for them is increasing in areas with increased crude oil output, which should result in higher freight rates unless the increase in the supply of Suezmax tankers outstrips the growth in demand for crude oil. In addition, according to Drewry, Suezmax tankers should directly benefit from the increasing exports of crude oil from the Middle East, West Africa and Caspian/Black Sea regions into the consuming nations as the world economy continues to recover. Suezmax tankers are nearly twice the size of Aframax vessels, yet are able to compete on nearly all of the same trade routes as Aframax vessels. Compared to larger Very Large Crude Carriers, or VLCCs, Suezmax tankers have significantly more trading-lane options and, therefore, fewer ballast voyages. Due to these factors, the charterhire earned from Suezmax tankers typically reflects changes in the demand for and cost of transportation of crude oil without the attendant volatility of VLCCs.

•	Employment of Our Initial Fleet in the Blue Fin Tankers Pool. Following an initial oil major vetting period we expect to operate the vessels that will comprise our initial fleet in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum period of three years. We believe that our participation in the Blue Fin Tankers Pool gives us marketing and efficiency advantages similar to those of more established owners in the pool, including access to the same long-term relationships, charters and private cargoes with oil majors and traders as those enjoyed by the other pool participants. In addition, because we will be scheduled to receive regular, monthly distributions from the pool of a share of the pool’s monthly earnings for our vessels then operating in the pool, we will not be subject to receiving charterhire at irregular intervals in the spot market, which we believe will help to reduce the effect of fluctuations in cash flow related to individual spot charters.

•	Modern, high-quality fleet of tankers. Our vessel acquisition strategy will target modern double-hull tankers built in shipyards that we believe have a reputation for constructing high-quality vessels and whose construction management has been performed to high standards by reputable owners. For example, the four vessels that will comprise our initial fleet were built at Bohai, which is well-regarded among the major Chinese shipyards. The vessels were built under the direct supervision of Teekay, which provided a large construction oversight team on-site at the shipyard, and were outfitted with mechanical components and equipment supplied by well-established manufacturers, many of which are Japanese or European. We believe that owning a modern, high-quality fleet of double-hull tankers is more attractive to charterers, reduces operating costs and fuel consumption and will allow our fleet to be more reliable, which we expect will improve utilization. Where applicable, we will seek to acquire sister ships in an effort to further enhance operating efficiencies.

Business Strategy

Our strategy is to assemble a fleet of modern, high-quality tankers, initially consisting of Suezmax tankers, for employment in the spot market, including in spot market-related vessel pools, and to grow our business through accretive vessel acquisitions. As detailed below, our strategy largely relies on blending certain complementary elements of vessel employment with a capital structure that supports our growth and operations. We believe that by relying primarily on equity financing to refinance any debt we incur for the acquisition of our initial fleet and any future vessel acquisitions, we will be in a better position to withstand the volatility of the spot market and will have more cash available to pay dividends than if we relied primarily on maintaining outstanding debt financing since cash flows from operations can be used to pay dividends as opposed to debt and related interest payments. Key elements of our business strategy include:

•	Strategically expanding the size of our fleet. We will seek to opportunistically acquire modern, high-quality Suezmax tankers and other types of tankers as we may determine, through timely and selective acquisitions of vessels in a manner that is accretive to our earnings per share and therefore to our ability to pay dividends per share. We intend to initially focus on Suezmax tankers although we will evaluate all classes of tankers for potential acquisition. We believe that while asset values in the tanker industry have been trending upward from their recent historical lows, current tanker values present us with opportunities to grow our fleet at favorable prices.

•	Deploying our vessels in the Blue Fin Tankers Pool. We seek to provide shareholders with the opportunity to invest in a company with a strategic focus on the tanker spot market for Suezmax tankers by deploying the vessels in our initial fleet in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum period of three years. We believe that employment of our vessels in the Blue Fin Tankers Pool following the required vetting process by oil majors will allow us to capture the trends of the Suezmax freight rate market while somewhat insulating us from short-term downward spikes in spot charter rates. Upward movements in spot rates have the potential to increase our revenues. Conversely, our revenues may decline if spot market rates decline, and we will not benefit from the stabilizing effect of fixed-rate time charters. Additionally, we believe our financial strategy to maintain a low level of debt and our receipt of a share of the net pool revenues earned across a large fleet of vessels will allow us to withstand volatility in spot market rates, as our fixed costs will be at a relatively low level compared to more highly-leveraged companies.

•	Distributing our net operating cash flow to shareholders through quarterly dividends. We intend to declare quarterly dividends to shareholders substantially equal to our net operating cash flow during the previous quarter, after reserves, as our board of directors may from time to time determine are required or advisable. Please see “Dividend Policy.”

•	Maintaining low leverage to build a strong balance sheet. While we may finance a portion of the purchase price of our initial vessels and plan to finance future vessel acquisitions with borrowings under our credit facility, we intend to maintain a low level of debt by refinancing borrowings with future equity issuances. However, there can be no assurances that market conditions will allow us to issue equity at attractive prices (or at all) to refinance such borrowings. We believe that having borrowing capacity under our credit facility and a strong balance sheet with little or no debt will enable us to move quickly in acquiring vessels as opportunities arise as it will allow us to drawdown on our credit facility if and as we identify vessel acquisition opportunities. Furthermore, we believe that having low leverage allows us to better withstand volatility in spot market rates, as our fixed costs will be at a relatively low level, compared to more highly-leveraged companies.

Our Charters and Pool Arrangements

Chartering Strategy

Following an initial vetting period as described below under “Commercial Management by Heidmar Before Pool Entry”, we expect to generate revenue by entering our initial vessels into a tanker pool that in turn generates revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels and the other vessels operating in the pool. We expect to initially operate the vessels that will comprise our initial fleet in the Blue Fin Tankers Pool, the second-largest spot market-related Suezmax tanker pool in the world (by vessel count), for a minimum period of three years. The large, modern and homogeneous fleet enhances operational efficiency through increased vessel utilization and reduced expenses. We have agreed to employ Suezmax tankers that we may acquire in the Blue Fin Tankers Pool for a period of three years and any other non-Suezmax tankers we may acquire in an applicable tanker pool operated by Heidmar or its subsidiaries for a minimum of three years. Subject to the preceding sentence, we may employ vessels that we acquire in the future in the Blue Fin Tankers Pool, in another spot market-related tanker pool, in the tanker spot charter market or under spot market indexed time charters. Spot market revenues may generate increased profit margins during times when vessel rates are increasing, while vessels operating under fixed-rate time charters generally provide more stable cash flows. We will seek to pool or charter our vessels to maximize cash flow from our vessels based on our outlook for freight rates, vessel market conditions and global economic conditions.

Vessel Pools

Vessel pool arrangements provide the benefits of large-scale operating and chartering efficiencies that might not be available to smaller fleets. Under a pooling arrangement, the vessels operate under a time or spot charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Members of the pool share in the revenue generated by the entire group of vessels in the pool. When the vessel is off-hire, the vessel’s owner generally is not entitled to payment for the period of off-hire, unless the charterer of a vessel in the pool is responsible for the circumstances giving rise to the lack of availability. We will generally be required to provide for the technical management of our vessels, including, among other things, to keep our vessels seaworthy, to crew and maintain our vessels and to comply with applicable regulations. Please see “— Technical Management and Maintenance.”

The Blue Fin Tankers Pool

The Blue Fin Tankers Pool is managed by Heidmar and currently operates a fleet of 18 Suezmax tankers, with nine different pool partners, including established shipowners that pool their vessels in order to achieve better market coverage and efficiencies. In addition, with an average age of less than five years at the end of April 2010, we believe based on information provided to us by Heidmar (relying on sources available to them), that the vessels that operate in the Blue Fin Tankers Pool are younger on average than those that comprise other large Suezmax pools.

Terms of Blue Fin Tankers Pool Agreement

The Blue Fin Tankers Pool is comprised of vessels that have been committed to the pool on terms and conditions set forth in each vessel’s pool agreement. Each pool participant that commits vessels to the pool must be accepted into the pool in accordance with the terms and conditions of the pool agreements entered into by each of the other participants. Ridgebury Tankers Ltd has been accepted as a pool participant and, upon acquisition of our vessels, we intend to enter into a pool agreement for each of our four initial vessels for a minimum period of three years. Should we remove any of the first four Suezmax tankers that we enter into the pool before the third anniversary of the entry of such vessel into the pool, other than for non-performance by the pool manager, then we will be required to pay a fee to Heidmar which shall not exceed $           per removed vessel.

Pool participants are responsible for, among other things:

•	maintaining their pool vessels in seaworthy condition and to the agreed technical and operational standards of the pool;

•	maintaining all required ISM certificates and keeping the pool vessel classed with a classification society that is a member of the International Association of Classification Societies, or IACS;

•	obtaining and maintaining a minimum number of agreed oil major approvals in accordance with the pool agreement;

•	providing for inspections to insure that SIREs are obtained at least every six months;

•	obtaining, for its own account, in accordance with standards consistent with prudent first class owners of vessels, all relevant insurance policies for its pool vessels, including hull and machinery, protection and indemnity, or P&I, and war risk insurance policies; and

•	providing for the technical management of its pool vessels, including all matters related to vessel seaworthiness, crewing and crew administration, victualling, maintenance and repairs, drydocking, provisioning (lube oils, stores and spare parts), compliance with class requirements and compliance with the requirements of relevant authorities.

The pool manager is responsible for the commercial management of each pool vessel, which includes, among other things:

•	marketing the vessels;

•	trading pattern analysis;

•	handling of charters and employment contracts;

•	commercial operations and payment and collection of expenses and revenues relating to commercial operations;

•	handling of any post-fixture claims; and

•	budgeting, accounting and performance of the pool.

The pool manager has sole authority to fix employment for the pool vessels. The pool manager has the authority to commit each pool vessel to an employment contract, on a voyage basis, or on a time charter or contract of affreightment less than 180 days that is consistent with the pool agreement.

We will pay Heidmar an initial management fee of $387 per day per vessel, including any off-hire periods, and a commission of 1.25% on all gross freight, demurrage, dead freight and miscellaneous revenue receipts paid in respect of our vessels, which fee and commission are deducted from our share of pool revenue. The management fee will increase annually based on a formula based on the “Consumer Price Index.” This increase is capped at 8% per annum. Each participant bears other expenses related to its vessel, including husbandry (launch, service, stores, crew changes, fresh water, and certain other expenses), environmental compliance, loss of hire insurance costs and vetting and customer compliance costs.

Commercial Management by Heidmar Before Pool Entry

Our vessels must satisfy the vetting requirements of the oil majors before they may be employed in the Blue Fin Tankers Pool or any other Heidmar-managed pool. We expect this vetting process to take 30 to 60 days. Please see “— Our Technical Manager and Management Agreements” for additional information on this vetting process. Heidmar has agreed, pursuant to a commercial management agreement, to manage the chartering of our vessels in the spot market prior to their employment in the Blue Fin Tankers Pool. Under the commercial management agreement pursuant to which Heidmar will charter our vessels prior to the operation of our vessels in the Blue Fin Tankers Pool, this commission will be     % and our initial management fee will be equal to that charged for management of vessels in the Blue Fin Tankers Pool.

Technical Management and Maintenance

Whether we operate our vessels in a pool or charter them directly under spot or time charters, we will be responsible for the technical management of our vessels and for maintaining our vessels, providing for periodic drydocking, cleaning and painting and performing work required by regulations. Our technical manager will provide these services to us pursuant to the technical management agreement we will enter into for each of our vessels. Please see “— Our Technical Manager and Management Agreements.”

Classification and Inspection

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Special surveys always require drydocking. Vessels that are 15 years old or older are required, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repairs stemming from the inspection.

We expect that in addition to the classification inspections, many of our customers will regularly inspect our vessels as a precondition to chartering them for voyages. We believe that well-maintained, modern vessels will provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

We plan to implement the ISM Code, which was promulgated by the IMO to establish pollution prevention requirements applicable to vessels. We expect that our technical manager will obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

Officers and Crewing

We currently have no employees other than our executive and non-executive officers. Our technical manager will be responsible for identifying, screening and recruiting, directly or through a crewing agent, the officers and all other crew members for our vessels that are employed by our vessel-owning subsidiaries.

Customers

When our vessels are trading in a pool, we will benefit from the pool’s relationships and charters with oil majors, traders and other charterers. At any time when we are chartering our vessels directly, our assessment of a charterer’s financial condition and reliability will be an important factor in negotiating employment for our vessels. We intend to generally charter our non-pooled vessels, if any, to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities.

Competition

We will operate in markets that are highly competitive and based primarily on supply and demand. We and our pool manager compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation and that of our pool manager. We and our pool manager compete primarily with other independent tanker vessel-owners, other tanker pools and with major oil companies that own and operate their own vessels. Our competitors may have more resources than us or our pool manager or the pools in which we operate our vessels and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels and the other vessels that operate in the pools in which we operate our vessels. Ownership of tankers is highly fragmented and is divided among publicly listed companies, state-controlled owners and private vessel owners.

Permits and Authorizations

We will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We intend to take all necessary steps to obtain all permits, licenses, and certificates and other authorizations currently required to permit our vessels to operate. However, there can be no assurance that we will obtain or maintain all such material permits, licenses, certificates or other authorizations. Additional laws and regulations, environmental or otherwise, may be adopted, which could limit our ability to do business or increase the cost of us doing business.

Seasonality

The tanker market is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

Properties

We do not expect to have any material real properties prior to the closing of this offering.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to our non-resident holders of our common shares.

Our Technical Manager and Management Agreements

We intend to contract with third-party managers for the technical management of our vessels. Pursuant to a letter agreement dated August 2, 2010, Schulte has agreed to provide the technical management of our vessels upon their delivery pursuant to an agreed upon form of technical management agreement pursuant to BIMCO Shipman and BIMCO Crewman, which are widely regarded in the shipping industry. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.

Schulte will receive a technical management fee of approximately $130,000 per vessel per year, or approximately $10,833 per vessel per month, increased annually for inflation, or as otherwise agreed, after 2010, and a crew management fee of approximately $125,842 per vessel per month plus an additional amount of approximately $6,083 per vessel per month for provisions. Schulte is currently responsible for the technical management of a fleet of approximately 600 vessels, including 154 oil tankers, of which 13 are Suezmax tankers, and maintains the quality of the vessels it manages by carrying out regular inspections, both while in port and at sea, and adopting a preventative maintenance program for each vessel. Schulte currently employs approximately 1,000 shore-based personnel and approximately 17,000 offshore employees. We believe that the resources and reputation of Schulte as a safe and reliable technical manager will provide us with favorable charter opportunities with established charterers, many of whom consider the reputation of the vessel manager when seeking vessels. Schulte may supervise the construction of any newbuilding vessels that we may agree to acquire, as well as provide administrative services to us, such as accounting and financial reporting services.

Oil majors require vessel owners and their technical managers to disclose certain information and meet other conditions with respect to, among other things, vessel specifications and the technical manager’s operational standards. Upon our acquisition of our initial fleet of four vessels we expect that, the technical managers of such vessels will change and therefore obligate our charterers to ensure that these requirements will continue to be satisfied or oil majors will not accept our tankers under charter. Similar requirements are also a precondition to entering the Blue Fin Tankers Pool and, accordingly, until we are able to establish that we comply with these requirements, Heidmar will charter our vessels in the spot market pursuant to our commercial management agreement. We expect that the vetting process will take 30 to 60 days.

Environmental and Other Regulations

Government regulations and laws will significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or will be registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels will be subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to obtain and maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs, delay commencement of operations or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

We intend that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, there can be no assurance that our vessels will be in such compliance or that we will have or maintain all such material permits, licenses, certificates or other authorizations. In addition, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Moreover, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In December 2003, MARPOL was amended to accelerate the final phasing-out dates for single-hulled tankers. Category 1 (pre-MARPOL) tankers were brought forward from 2007 to 2005, and Category 2 and 3 tankers were brought forward from 2015 to 2010, subject to extension by flag state administrations upon satisfactory results in a condition assessment scheme, but in any event not beyond 25 years after the date of delivery.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to

Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards which entered into force on July 1, 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). Please see “United States—the U.S. Clean Air Act” below for information on the ECA designated in North America and the Hawaiian Islands. We intend to take all necessary steps to obtain International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels. However, there can be no assurance that we will obtain or maintain such certificates for all of our vessels.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

The operation of our vessels will also be affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA currently limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000 per single-hull tanker, and $2,000 per gross ton or $17,088,000 per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters; however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA currently is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We intend to be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call. However, there can be no assurance that we will be in substantial compliance with such regulations at all times.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We intend to provide such evidence and receive certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The explosion of the Deepwater Horizon and subsequent release of oil into the Gulf of Mexico, or other events, may result in significant modifications to liability regime covering oil spills and related financial responsibility requirements.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not intend that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single-hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption for this convention to enter into force.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a final finding that greenhouse gases from motor vehicles threaten public health and safety and promulgated regulations in May 2010 that regulate such emission of greenhouse gases. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we expect our fleet to be in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys:  For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys:  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule and extended over the entire period of class. This process is referred to as “continuous class renewal.”

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry docked every 30 and 60 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. We expect that all of our vessels will be certified as being “in class” by Lloyds Register. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks, such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our intended insurance coverage will be adequate, not all risks can be insured, any specific claim may not be paid, and we may not always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery, War Risk and Increased Value Insurance

We intend to obtain marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. We expect that the vessels in our fleet will each be covered up to at least fair market value, with deductibles of $250,000 per vessel per incident. We may also arrange increased value coverage for each vessel, although we do not expect to do so initially. Under increased value coverage, in the event of total loss of a vessel, we would be able to recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by P&I Associations, which will cover our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We expect that our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $5.4 billion. As a member of a P&I Association that is a member of the International Group, we will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Our Management

Directors and Executive Officers

Set forth below are the names, ages and positions of our sole director, nominees who have agreed to be appointed as directors of the Company prior to the effective date of this registration statement, and executive officers as of August 9, 2010. Our board of directors is elected annually, and each director elected holds office for a one-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation or removal. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for our sole director and each director-nominee and executive officer is the address of our principal executive office which is 625 Ridgebury Road, Ridgefield, Connecticut 06877.

Name	Age	Position

Robert Burke	51	Chairman, Sole Director, President and Chief Executive Officer
Kevin Bavolar	54	Chief Financial Officer
Douglas E. Schimmel	44	Director-Nominee
Christopher McGrath	50	Director-Nominee
Robert L. Lewis	62	Director-Nominee
Kevin M. Kennedy	51	Director-Nominee

Biographical information with respect to our sole director and each of our director-nominees and executive officers is set forth below.

Robert Burke, Chairman, Sole Director, President & Chief Executive Officer

Robert Burke has been involved in the shipping industry for over 30 years in a variety of capacities. Mr. Burke attended the U.S. Merchant Marine Academy in Kings Point, New York, a U.S. Federal service academy, where he received a degree in Nautical Science. After graduating in 1981, he sailed as a ship’s officer aboard tankers for three years. He attended Columbia University School of Business from 1983 to 1985, where he received a Masters of Business Administration in Finance and International Business; afterwards, he arranged debt financing and chartering for U.S. based tanker companies. From 1990 to 1997, while Managing Director and head of GE Capital Corporation’s ship finance division, he led a wide range of financing and investing activities for shipping and shipping-related companies, including equity, debt and leasing in the U.S., Russia, Europe, South America and Asia. He later directed investments in shipping companies while founder and head of the $200 million Overseas Private Investment Corporation Maritime Fund, an equity fund sponsored by both the U.S. government and private equity. Most recently, in December 2006, he negotiated the purchase, was an equity investor in, and served as Chief Executive Officer of Chembulk Tankers LLC, a company specializing in the ownership and operation of chemical tankers with a fleet of 19 chemical tankers. In January 2008, Chembulk was sold to an Indonesian competitor. From August 2005 to the present, Mr. Burke has also served as a director of Trailer Bridge Inc., a publicly-listed company that provides marine- and land-based freight transportation services in the United States, Puerto Rico and the Dominican Republic. Mr. Burke currently owns several New York harbor deck scows and a minority position in Union Dry Dock and Repair Co., a New Jersey based repair facility for barges, tugs and scows. We believe that Mr. Burke’s extensive executive shipping experience and role as our chief executive officer make him a valuable member of the board.

Kevin Bavolar, Chief Financial Officer

Kevin Bavolar, our Chief Financial Officer, has been employed in numerous finance roles over the past 30 years. He served as the Vice-President of Financial Systems and Controls at Greenfield Online, Inc. from May 2005 to January 2009. Since January 2009, Mr. Bavolar has been considering potential shipping investments and operational vehicles in conjunction with Mr. Burke. Mr. Bavolar’s experience includes external and SEC financial reporting for public corporations; sourcing and structuring financial equity investments, primarily in the oil & gas and energy industries; directing Sarbanes-Oxley compliance for public corporations; and directing financial budgeting, controllership, and GAAP compliance. Mr. Bavolar has a B.S. in Accounting from Fordham University.

Douglas E. Schimmel, Director-Nominee

Douglas E. Schimmel has been employed at Sandler Capital Management since August 1994 and is currently the portfolio manager for Sandler Capital’s long/short credit fund. Mr. Schimmel is a research analyst and leads credit analysis for the hedge fund team. Since joining Sandler Capital, Mr. Schimmel has invested in both private and public companies and currently serves as a director of Destinta Theatres, LLC, Multivision Communications, Inc. and Trailer Bridge, Inc. From 1993 to 1994, Mr. Schimmel was an equity research analyst at Merrill Lynch, covering and publishing investment research in the cable television and broadcasting industries. From 1988 until 1993, he was an analyst/portfolio manager at Wertheim Schroder & Company specializing in media, telecommunications, and package food and beverage company investments. He has in the past served as director of James Cable Partners, L.P., Intercomm Holdings, LLC, Intercomm Holdings Trinidad, LLC, Mediareseaux SA and Smart Route Systems, Inc. Mr. Schimmel also has served on the creditor committees of Scott Cable Communications, Inc., Dan River, Inc. and Lexington Precision, Corp. Mr. Schimmel has a B.A. from the University of Miami. We believe that Mr. Schimmel’s investing and credit expertise makes him a valuable potential member of the board.

Christopher McGrath, Director-Nominee

Christopher McGrath has been employed since February 2007 as Associate General Counsel for the Patrolmen’s Benevolent Association Of The City Of New York, Inc. He possesses responsibility for pension disability and investment legal functions as they relate to the union leadership’s responsibilities as trustees to the Police Pension Fund, the multi-billion dollar retirement system of New York City Police Officers. From 2004 to 2007, Mr. McGrath worked for the Harleysville Insurance Company as Senior Trial Counsel representing Harleysville and its policy holders in commercial and personal injury litigation. He worked in private law practice as a litigator in commercial and personal injury matters from 1999 to 2004. From 1985 to 1998, Mr. McGrath worked in public service for the New York City Human Resources Administration as Associate General Counsel for three years and for the Office of the District Attorney of Queens County as an Assistant District Attorney for 10 years. He received a J.D. from Fordham University in 1984 and a B.A. from Fairfield University in 1981. We believe that Mr. McGrath’s legal and investment knowledge and experience makes him a valuable potential member of the board.

Robert L. Lewis, Director-Nominee

Robert L. Lewis retired from the General Electric Company in August 2006 after 33 years of service in GE’s financial services business, most recently as an officer of GE and as the business leader of GE’s Structured Finance Group for 15 years. In that role, he took on a variety of assignments in marketing and risk management. The Structured Finance Group served a range of sectors including energy, telecommunications, transportation and heavy industry, with specific product expertise including project financing, leasing, secured lending and the provision of equity capital. In addition to these activities, the business invested in companies and projects in Europe, Asia and Latin and South America. Mr. Lewis received a M.B.A. from Boston University in 1973 and an undergraduate business degree from the University of Colorado in 1969. Currently, he serves as an advisor or board member to a number or private enterprises. We believe that Mr. Lewis’s experience and expertise in marketing, risk management and financial structuring makes him a valuable potential member of the board.

Kevin M. Kennedy, Director-Nominee

Kevin M. Kennedy has served since July 2007 as the Chief Financial Officer of Nautilus Holdings Limited, a ship leasing company with 16 modern container vessels currently in service under charter to major liner companies. From 2005 to 2007, he was the Chief Financial Officer of Seaspan Corporation, a major public ship leasing company. From 2001 to 2005, Mr. Kennedy was a founding partner of Great Circle Capital LLC, a private equity fund management company. From 1994 to 2001, he held several positions in Marine Finance at GE Capital Services Structured Finance Group, Inc. and from 1982 to 1994 held various positions in shipping and marine finance. Mr. Kennedy earned an M.B.A. in Finance from Columbia University Graduate School of Business in 1986 and a B.S. in Nautical Science in 1981 from the United States Merchant Marine Academy. He has served as a director and a member of the Audit Committee of Seaboard Corporation, as a board member of Tufton Oceanic Limited and has held various other positions in the shipping industry. We believe that Mr. Kennedy’s ship leasing and executive experience makes him a valuable potential member of the board, as does his financial expertise.

Board of Directors and Committees

Our board of directors will, prior to the closing of this offering, consist of five directors. Under the corporate governance rules of the Nasdaq Global Market, from which we have derived our definition for determining whether a director is independent, a majority of such board of directors, Messrs. McGrath, Lewis, Kennedy and Schimmel, will be independent upon the listing of our common shares on the Nasdaq Global Market. Under the corporate governance rules of the Nasdaq Global Market, a director will not be considered independent unless the board affirmatively determines that the director has no material relationship with us. In making this determination, the board will broadly consider all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships among others. In addition, a director would not be independent if:

•	the director is, or has been within the last three years, an employee of us, or an immediate family member is, or has been within the last three years, an executive officer of us;

•	the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from us other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	the director is a current partner or employee of a firm that is our internal or external auditor; the director has an immediate family member who is a current partner of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on our audit; or the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on our audit within that time;

•	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of our present executive officers at the same time serves or served on that other company’s compensation committee; or

•	the director is a current employee, or an immediate family member is a current executive officer, of another company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.

Prior to the closing of this offering, we will establish an audit committee, a compensation committee, and a nominating and corporate governance committee, each comprised of only independent directors. Our committee charters will contain our policies relating to the following matters, among other things.

Our audit committee will consist of at least three independent directors. We expect that the initial members of our audit committee will be Messrs. Kennedy (Chair), Schimmel and McGrath. The audit committee will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our compensation committee will consist of at least three independent directors. We expect that the initial members of our compensation committee will be Messrs. Schimmel (Chair), Kennedy and Lewis. The compensation committee will be responsible for establishing executive officers’ compensation and benefits, reviewing and making recommendations to the board regarding our compensation policies and overseeing our 2010 Equity Incentive Plan described below.

Our nominating and corporate governance committee will consist of at least three independent directors. We expect that the initial members of our nominating and corporate governance committee will be Messrs. McGrath (Chair), Schimmel and Lewis. The nominating and corporate governance committee will be responsible for recommending to the board of directors nominees for director and directors for appointment to board committees, advising the board with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws. Our nominating and corporate governance committee will also be responsible for evaluating all potential related party transactions.

Compensation of Directors and Senior Management

We were formed in February 2010. We have not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering. We expect to pay annualized total compensation to our Chief Executive Officer and Chief Financial Officer for the remainder of 2010 of approximately $      million and $          , respectively. Each of our non-employee directors will receive cash compensation in the aggregate amount of $50,000 annually, plus an additional annual fee of $7,500 for each committee on which a director serves plus an additional annual fee of $5,000 for each committee for which a director serves as Chairman, per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan.” We do not have a retirement plan for our officers or directors.

We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our management consist of equity interests in the Company in order to provide them on an on-going basis with a meaningful percentage of ownership in the Company. We intend each year to grant our President and Chief Executive Officer, as well as our Chief Financial Officer, a number of restricted common shares with fair market value equal to     % of such officer’s respective total compensation for such year.

Employment Agreements

Prior to the completion of this offering, we will enter into employment agreements with Messrs. Burke and Bavolar. These employment agreements will provide for a five-year employment period commencing upon this offering, and thereafter will automatically renew annually for an additional one-year employment period, unless either party provides 90 days’ prior notice of non-renewal of such agreement. After the completion of this offering, Messrs. Burke and Bavolar will be entitled to their base salary, prorated for the period from July 1, 2010 to the completion of this offering as compensation for consulting services to the Company, provided those consulting services are continuous from July 1, 2010 through the completion of this offering.

The employment agreements will provide that, following the completion of this offering and during their terms, Mr. Burke will serve as our President and Chief Executive Officer and Mr. Bavolar will serve as our Chief Financial Officer. In addition, the employment agreements will provide that, during the term of his employment agreement, our board of directors will nominate Mr. Burke to serve on our board of directors and will use its commercially reasonable efforts to secure his election to the board. The employment agreement will provide that Messrs. Burke and Bavolar will devote substantially all of their business time and attention to the performance of their duties under their respective employment agreements but may engage in such other activities as may be permitted under the employment agreements.

Following the completion of this offering, Messrs. Burke and Bavolar will receive annual base salaries of $           and $          , respectively. Messrs. Burke and Bavolar’s base salaries are subject to increase based on annual reviews conducted by the Compensation Committee of our board of directors. Pursuant to their employment agreements, in no event may their base salaries be increased by less than 5% per year.

The Company is also expected to issue $           and $           worth of its common shares annually to Messrs. Burke and Bavolar, respectively, under the employment agreement requirements, which we refer to as the Stock Awards. The Stock Awards would generally be subject to a two-year vesting period from their date of grant.

Messrs. Burke and Bavolar may further receive annual discretionary cash and/or stock bonus awards as determined by our compensation committee or our board of directors. Messrs. Burke and Bavolar will also be eligible to participate in all benefit programs available to our senior executive officers.

If we terminate the employment agreement for cause or if Messrs. Burke or Bavolar resign without good reason, Messrs. Burke and Bavolar shall be entitled to (i) their base salary through the date of termination, (i) any annual bonus and/or stock award earned, but unpaid, as of the date of termination, (iii) reimbursement for any business expenses prior to the date of termination and (iv) any applicable employment benefits under our employee benefit plans. We refer to clauses (i) through (iv) above as the Accrued Rights. In the event of termination of Messrs. Burke or Bavolar’s employment due to death or disability, he or his estate shall be entitled to (i) the Accrued Rights and (ii) their average annual bonus received for not more than two years, prorated based upon the number of days elapsed in the year in which such termination occurs, which we refer to as Accrued Bonus, and any and all Stock Awards issued to him that have not become vested as of the date of such termination shall become fully vested effective as of the date of such termination.

If we terminate the employment agreement without cause (other than due to disability) or if Messrs. Burke or Bavolar resign for good reason, Messrs. Burke and Bavolar shall be entitled to (i) the Accrued Rights, (ii) their Accrued Bonus and (iii) a cash payment equal to the greater of (x) twice their respective base salaries and Stock Awards and (y) the amount of base salary and Stock Awards they would have received, respectively, from the date of such termination or resignation until the end of the term of their respective employment agreements, and any and all Stock Awards issued to him that have not become vested as of the date of such termination or resignation shall become fully vested effective as of the date of such termination or resignation. Messrs. Burke and Bavolar would be entitled to resign for good reason upon (i) a reduction in their base salary or other compensation arrangements, (ii) any change in their title or any substantial diminution in their duties or authority (including the failure of the executive to serve in the same capacities for any successor or parent entity or in the case of Mr. Burke to report directly to the governing body of a successor or parent or to be the most senior officer of the Company or the successor or parent or a material adverse change in the senior executive positions that report directly to the executive), (iii) certain relocations of the executive’s principal office, (iv) a material breach of the employment agreement by the Company or (v) in the case of Mr. Burke, the failure to be elected to our board of directors, and good reason would exist if, following a change in control, Mr. Burke does not have substantially the same or a greater general level of responsibility for the Company’s operations, with such operations being of substantially the same or greater magnitude as the operations prior to the change in control, as he had prior to the change in control, regardless of whether we are the surviving parent or we become a subsidiary or division of the surviving entity.

Upon a change in control, any and all Stock Awards issued to Messrs. Burke and Bavolar that have not become vested as of the date of such change in control shall become fully vested effective as of the date of such change in control. Additionally, a change in control would entitle Messrs. Burke and Bavolar to certain “golden parachute” gross-up provisions, which could require us to compensate Messrs. Burke and Bavolar for certain taxes they may incur on monies and benefits received as a result of our change in control. Any change in control benefits to which Messrs Burke and Bavolar may be entitled will be in addition to any other compensation, awards or benefits payable under other provisions of the employment agreement, and such change in control benefits shall be payable whether or not their employment terminates with such change in control.

As set forth in the employment agreements, Messrs. Burke and Bavolar will generally be prohibited from participating in certain business activities in competition with us during the effective term of the employment agreements and for 18 months following their termination and from disclosing or unlawfully using any of our non-public, proprietary or confidential information. If Messrs. Burke or Bavolar violate any of these provisions, we will be entitled to cease making any payments or providing any benefits to the breaching individual and to obtain specific performance or any other equitable remedy which may be available to us. The prohibitions against Messrs. Burke and Bavolar participating in certain business activities in competition with us would not apply if this offering were not completed by          , 2010 and the employment agreements were to be terminated prior to the completion of this offering.

2010 Equity Incentive Plan

We expect to adopt an equity incentive plan, which we refer to as the plan, under which directors, officers, employees and consultants of us and our affiliates are eligible to receive incentive stock options and nonqualified stock options to acquire our common shares, stock appreciation rights, restricted common shares, performance units, unrestricted common shares and other stock-based awards. We will reserve a total of approximately     % of the outstanding common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. Shares subject to awards that are forfeited, terminated or repurchased by us, and shares used to pay an option’s exercise price or to satisfy tax withholding obligations in connection with awards, will again become available for issuance under the plan. The plan will initially be administered by our board of directors or such committee of our board as may be appointed by our board to serve as plan administrator.

Under the terms of the plan, unless otherwise determined by the plan administrator, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to no less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than      years from the date of grant. Except for adjustments for changes in capitalization, as provided in the plan, repricing of options to reduce their exercise price is not permitted under the terms of the plan.

The plan administrator may grant restricted common shares and performance units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. With respect to performance units, at the end of the applicable performance period, the plan administrator will determine if the performance goals have been satisfied and the award recipient will be entitled to receive the number of common shares equal to the number of performance units determined to have been earned, or cash equal to the fair market value of such number of common shares, or a combination of such payment methods, as determined by the plan administrator. The plan administrator may also grant unrestricted common shares and other awards that are valued in whole or in part by reference to, or are otherwise based upon, our common shares, including dividend equivalents and convertible debentures.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), the plan administrator may provide for the accelerated vesting and/or release of restrictions of awards then outstanding.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that generally no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments may be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire      years from the earlier of the date the plan is adopted by our board or approved by our shareholders.

Certain Relationships and Related Party Transactions

Registration Rights

Pursuant to the Registration Rights Agreement, we will grant Messrs. Burke and Bavolar customary registration rights with respect to our common shares owned by them prior to the closing of this offering. Please see “Shares Eligible For Future Sale—Registration Rights.”

Employment Agreements

Prior to the completion of this offering, we will enter into employment agreements with Messrs. Burke and Bavolar. These employment agreements will provide for a five-year employment period commencing upon this offering, and thereafter will automatically renew annually for an additional one-year employment period, unless either party provides 90 days’ prior notice of non-renewal of such agreement. After the completion of this offering, Messrs. Burke and Bavolar will be entitled to their base salary, prorated for the period from July 1, 2010 to the completion of this offering, as compensation for consulting services to the Company, provided those consulting services are continuous from July 1, 2010 through the completion of this offering.

The employment agreements will provide that, following the completion of this offering and during their terms, Mr. Burke will serve as our President and Chief Executive Officer and Mr. Bavolar will serve as our Chief Financial Officer. In addition, the employment agreements will provide that, during the term of his employment agreement, our board of directors will nominate Mr. Burke to serve on our board of directors and will use its commercially reasonable efforts to secure his election to the board. The employment agreement will provide that Messrs. Burke and Bavolar will devote substantially all of their business time and attention to the performance of their duties under their respective employment agreements but may engage in such other activities as may be permitted under the employment agreements. Please see “Our Management—Employment Agreements” for additional information related to our employment agreements with Messrs. Burke and Bavolar.

Directed Share Program

Our Chief Executive Officer, Mr. Robert P. Burke, and his family will purchase $5.8 million of our common shares in this offering pursuant to a directed share program. For more information, see “Underwriting—Directed Share Program.”

Review and Approval of Transactions with Related Persons

To ensure that there are few conflicts of interest between us and our management, we do not intend to have (i) any “poison pills,” dual classes of stock or any other anti-takeover provisions in our governing documents, (ii) blocks of stock held by our management that are greater than     % as a group, (iii) sale and purchase fees paid to Company or management affiliates for sales or purchases of vessels, (iv) technical management fees paid to affiliates of management or the Company, (v) commercial management fees or commissions paid to affiliates of management or the Company, (vi) vessels sold to us or purchased by us from our affiliates or those of our management or (vii) other fees paid to management or management affiliates that are common in the shipping industry.

Notwithstanding the above, prior to the completion of this offering, our board of directors will adopt a policy and procedures for review, approval and monitoring of transactions involving our company and “related persons” (generally, our directors, executive officers, director-nominees, shareholders owning 5% or greater of any class of our voting securities and immediate family members of the foregoing). The policy will be in accordance with applicable Marshall Islands law and will cover any related-person transaction that meets the thresholds for disclosure under the relevant SEC rules and will be applied to any such transactions proposed after the policy’s adoption.

Related-person transactions must be approved by our board of directors and our nominating and governance committee or another committee composed of independent directors, who will approve the transaction only if they determine that it is in our best interests. In considering the transaction, the board of directors or committee will consider various factors, including, as applicable: (i) the related person’s interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related-person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; (ix) valuations generated by independent third-party brokers, if any, where the transaction in question is the purchase of a vessel from a related party; and (x) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

Security Ownership of Beneficial Owners and Management

The following table sets forth information regarding the beneficial owners of more than 5.0% of our common shares, and the beneficial ownership of each of our directors and executive officers and of all of our directors and executive officers as a group after giving effect to this offering, the          :1 stock split. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

	Common	Percentage of
	Stock to be	Common
	Beneficially	Stock
Name and Address of Beneficial Owner(1)	Owned	Outstanding

Robert Burke(2)(3)
Kevin Bavolar(2)
All directors and officers as a group

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Ridgebury Tankers Ltd, 625 Ridgebury Road, Ridgefield, Connecticut 06877.

(2)	Includes common shares issued to Mr. Burke and common shares issued to Mr. Bavolar in the form of a stock dividend is a result of our :1 common stock split.

(3)	Includes common shares purchased in the offering by Mr. Burke. Mr. Burke disclaims voting and dispositive power for the common shares purchased by other members of his family in this offering.

Description of Credit Facility

We have entered into a commitment letter with DVB Bank SE. We summarize below the expected terms of our credit facility. Our entering into the credit facility will be subject to due diligence by the prospective lenders and the agreement on definitive documentation, among other things, which will in turn be subject to delivery of legal opinions, survey reports and other documentation requirements in respect of each of the vessels and other customary conditions precedent. We cannot assure you that we will be successful in entering into the credit facility on the terms described below, or at all.

We expect to use money borrowed under our credit facility to complete the acquisition of our initial fleet in the event that proceeds from this offering are not sufficient to complete such acquisition and/or to fund future vessel acquisitions. We intend to refinance all or a portion of the money that we borrow under our credit facility with the proceeds of future equity offerings in order to maintain a strong balance sheet with little or no debt. However, there can be no assurance that market conditions will allow us to issue equity at attractive prices (or at all) in order to refinance outstanding borrowings.

Under the terms of the commitment letter, our credit facility would have a maturity date of two years after the date on which definitive documentation for the facility is executed, and borrowings under the facility would bear interest at Actual Interbank Market Rate (“AIR”) plus an applicable margin of 3.10% per annum. Upon entering into the credit facility, we will be required to pay upfront fees of $3.0 million to DVB. Upon closing of our credit facility, the upfront fees (totaling 3% of the facility amount, or $3.0 million) will be deferred and amortized over the term of our credit facility. We expect to enter into the credit facility prior to the delivery of the four Suezmax tankers we intend to acquire from Teekay.

Entry into our credit facility will be subject to the completion of this offering with gross proceeds to us of at least an amount that, together with the potential drawdown of the facility, will be sufficient to complete the purchase of the initial four vessels from Teekay, provide funds for working capital, and fund payment of the upfront fees. We expect our credit facility will also contain requirements related to customary conditions and documentation. Availability of our credit facility will be subject to our acquisition of our initial fleet of four vessels from Teekay for an aggregate amount of $300 million, or, at our option, alternative Suezmax vessels. Additionally, we may use our credit facility for the acquisition of an additional Suezmax vessel for a period of eighteen months after the closing of this offering, subject to availability under the credit facility and other conditions and documentation relating to the collateral securing the facility.

We expect that borrowings under our credit facility will be secured by a first priority mortgage over our first five Suezmax vessels for any amounts outstanding under the facility; assignments of earnings, insurances and requisition compensation; a specific assignment of time charter parties in excess of 12 months; a pledge of shares in our vessel owning entities; and upon specific request of the lender, a pledge of our earnings account and/or drydocking reserve account.

We expect our credit facility will require us to comply with a number of covenants, including financial covenants related to liquidity, total capitalization, consolidated funded debt, consolidated EBITDA and consolidated tangible net worth, debt services total leverage ratio, interest coverage ratio and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the technical manager of the vessels that comprise our initial fleet; limitations on changes to our management agreement; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

We expect our credit facility will also contain other customary conditions to borrowing and customary, events of default and remedies.

Description of Capital Stock

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws that will be in effect prior to the closing of this offering. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, copies of which may be obtained from us as set forth under “Where You Can Find Additional Information.”

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our amended and restated articles of incorporation our authorized capital stock consists of 250 million common shares, par value $0.01 per share, of which 625 shares are issued and outstanding. The information in this prospectus gives effect to a          :1 common stock split (in the form of a stock dividend of           common shares), which will take place prior to the completion of this offering.

Common Shares

Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Holders of common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated bylaws require our board of directors to consist of at least one member. Upon the completion of this offering, our board of directors will consist of five members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.

Directors are elected annually, and each shall serve for a one-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation or removal. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of The Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors, an officer of the Company who is also a director or a majority of the shares then outstanding and eligible to vote. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation and amended and restated bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney’s fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Certain Marshall Islands Company Considerations

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
Notice:	Notice:
•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•   Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholders’ Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Marshall Islands	Delaware

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when and as so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.
Any domestic corporation owning at least 90.0% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90.0% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.
If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Marshall Islands	Delaware

Removal:	Removal:
• Any or all of the directors may be removed for cause by vote of the shareholders.

• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Dissenter’s Rights of Appraisal
Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware

Shareholder’s Derivative Actions
An action may be brought in the name of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.
A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.
Attorneys’ fees may be awarded if the action is successful.
A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000.

Shares Eligible for Future Sale

Upon completion of the stock split and this offering, we will have          common shares outstanding, assuming the underwriters do not exercise their over-allotment option. Of these common shares, only the           common shares sold in this offering will be freely transferable in the United States without restriction under the Securities Act, except for any common shares acquired by one of our “affiliates” as defined in Rule 144 under the Securities Act. Immediately after the closing of this offering, certain directors and executive officers of our Company will continue to own           of our common shares and these common shares will therefore be treated as “restricted securities” for purposes of Rule 144. The restricted securities held by these persons will be subject to the underwriters’ lock-up agreement, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

Registration Rights

Prior to or at the closing of this offering, we will enter into a registration rights agreement with our chief executive officer and chief financial officer pursuant to which we will grant them certain registration rights with respect to our common shares owned by them prior to the closing of this offering. Pursuant to the agreement, these executive officers will have the right, subject to certain terms and conditions, to require us, on up to           separate occasions following the           anniversary of this offering, to register their common shares under the Securities Act for offer and sale to the public (including by way of underwritten public offering), the right to have a shelf filed on their behalf, and incidental or “piggyback” rights permitting participation in certain registrations of common shares by us. Please read “Certain Relationships and Related Party Transactions—Registration Rights.”

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately           common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, our officers, directors and holders of all of the outstanding capital stock of the Company prior to this offering (including Messrs. Burke and Bavolar) have agreed to a 180-day lock-up with respect to our common shares and other of our securities that they beneficially own, including securities that are convertible into common shares and securities that are exchangeable or exercisable for common shares. This means that, without the prior written consent of Jefferies & Company, Inc., UBS Securities LLC and Wells Fargo Securities, LLC for a period of 180 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell (including, without limitation, any short sale), offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of any common shares, options, rights or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares (other than as contemplated in this offering) currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue an earnings release or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to the transfer of any or all of the common shares owned by a stockholder, either during such stockholder’s lifetime or on death, by gift, will or interstate succession to the immediate family of the stockholder or to a trust the beneficiaries of which are exclusively the stockholder and/or a member or members of the stockholder’s immediate family, provided, however, that the recipient agrees to be bound by such restrictions. See “Lock-Up Agreements” below.

As a result of these lock-up agreements and the rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Number of Shares
Date	Eligible for Sale	Comment

Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
180 days from date of prospectus(1)		Lock-up released; shares eligible for sale under Rule 144

(1)	Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.

Prior to this offering, there has been no public market for our common shares, and no prediction can be made as to the effect, if any, that future sales or the availability of common shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, including common shares issued upon the exercise of options that may be granted under any employee stock option or our equity incentive plan, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of all of the outstanding capital stock of the Company (including Messrs. Burke and Bavolar) prior to this offering have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common shares for a period of at least 180 days after the date of this prospectus, except with the prior written consent of Jefferies & Company, Inc., UBS Securities LLC and Wells Fargo Securities, LLC. Please read “Underwriting—No Sales of Similar Securities.”

Tax Considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, such as banks, regulated investment companies, insurance companies, tax exempt organizations, dealers in securities, partners and partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or integrated conversion transaction, and U.S. Holders whose functional currency is not the United States dollar, some of which may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. This discussion does not contain a detailed description of all the United States federal income tax consequences that may apply to your particular situation and should not be viewed as tax advice. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock, the effect of any changes in applicable tax law, and your entitlement to benefits under any applicable income tax treaty.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and its shareholders of the common stock. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Company’s United States counsel, the following are the material United States federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of the Company’s business as described herein and assumes that the Company conducts its business as described therein. References in the following discussion to the “Company” are to Ridgebury Tankers Ltd and its subsidiaries, collectively.

United States Federal Income Taxation of the Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States.

For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “United States-source shipping income.”

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, the Company is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source income.

Unless exempt from tax under Section 883, the Company’s gross United States-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States-source shipping income if:

(1)	it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer as the “Country of Organization Test”; and

(2)	one of the following tests is met:

(A)	more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country, to which we refer as the “50% Ownership Test”;

(B)	its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”; or

(C)	we are a “controlled foreign corporation,” or CFC, for U.S. federal income tax purposes and we satisfy the “Qualified U.S. Person Ownership Test,” each as described in more detail below, to which we refer to as the “CFC Test.”

The Republic of the Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income the Company earns and currently expects to earn in the future. Therefore, the Company will be exempt from United States federal income taxation with respect to its United States-source shipping income if it satisfies either the 50% Ownership Test, the Publicly-Traded Test or the CFC Test.

After this offering, although it is not free from doubt, the Company is likely to satisfy the Publicly-Traded Test, as discussed below, and under certain circumstances may satisfy the CFC Test. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test after this offering.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, the Company’s common stock, which is its sole class of issued and outstanding shares, will be “primarily traded” on the Nasdaq Global Market.

Under the regulations, the Company’s common stock will be considered to be “regularly traded” on an established securities market if one or more classes of its shares representing more than 50% of its outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since, after this offering, all the Company’s common stock will be listed on the Nasdaq Global Market, the Company should satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. The Company believes that it will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with the Company’s common stock, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company’s common stock, or “5% Shareholders,” the regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission, as owning 5% or more of the Company’s common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the Company’s common stock for more than half the number of days during the taxable year.

After this offering, although it is not free from doubt, we anticipate that we will satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, if our 5% Shareholders were to come to own 50% or more of our common stock, then we would be subject to the 5% Override Rule unless we could establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no certainty that we will satisfy them.

CFC Test

We will be a CFC for U.S. federal income tax purposes if more than 50% of our common stock, our sole class of issued and outstanding stock, is owned by United States persons each of whom actually or constructively owns 10% or more of such common stock. We refer to such 10% United States persons as “United States Shareholders.”

We will satisfy the Qualified U.S. Person Ownership Test if more than 50% of the total value of our outstanding stock is owned (directly or indirectly through specified attribution rules) by one or more “qualified U.S. persons.” A “qualified U.S. person” is a U.S. citizen, resident alien, domestic corporation or a tax-exempt domestic trust. In order to establish our exemption under the CFC Test, each “qualified U.S. person” and each intermediary in the chain of ownership between us and the “qualified U.S. person” must provide us with an ownership statement signed under penalty of perjury. Depending upon the ownership of our stock after this offering, we may be able to satisfy the Qualified U.S. Person Ownership Test, although we can give no assurance that this will be or will remain the case.

If we are a CFC and we satisfy the Qualified U.S. Person Ownership Test, then we would satisfy the CFC Test and we would be exempt from U.S. federal income tax on our U.S. source shipping income under Section 883. There can be no assurance that we will be treated as a CFC or will satisfy the Qualified U.S. Person Ownership Test.

Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, the Company’s United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the Company’s United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company’s United States trade or business.

The Company’s United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•	substantially all of the Company’s United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Although the Company may be considered to have a fixed place of business in the United States, the Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company’s shipping operations and other activities, it is anticipated that none of the Company’s United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If, as the Company believes, it qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the Company’s shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to the United States office of the Company, as we believe likely to be the case as the Company is currently structured, then any gain derived from the sale of any such vessel will be treated as derived from United States sources and subject to United States federal income tax as “effectively connected” income (determined under rules different from those discussed above) under the above described net income tax regime and, to an extent, potentially subject to an additional 30% tax under the above described branch profits tax.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common stock to a U.S. Holder will generally constitute dividends to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to the Company’s common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Under current law, if we were to pay any dividends in 2010 on the Company’s common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Non-Corporate Holder”), we anticipate that any such dividends would be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates through 2010 provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which the Company’s common stock is traded); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, the Company does not anticipate being); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In the absence of new legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. It should be noted that the Company does not currently anticipate that it will pay any dividends prior to January 1, 2011.

Even if new legislation were to extend preferential rates to dividends paid after 2010, there is no assurance that any dividends paid on the Company’s common stock would be eligible for preferential rates in the hands of a U.S. Non-Corporate Holder, although, as described above, they should be so eligible. Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the Company’s dividends from qualifying for preferential rates prospectively from the date of enactment. Any dividends out of earnings and profits the Company pays which are not eligible for preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a common share—paid by the Company. If the Company pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company’s common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. In general, the Company will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder holds the Company’s common stock, either

•	at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the Company’s assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which the Company owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based upon the Company’s expected operations as described herein, its income from time charters is highly unlikely to be treated as passive income for purposes of determining whether it is a PFIC. Although there is no legal authority directly on point, this view is based principally on the position that the gross income the Company derives from its time chartering activities constitutes services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that the Company owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. Therefore, although it is not free from doubt, based on the Company’s current operations and future projections, the Company should not be treated as a PFIC with respect to any taxable year after the offering. However, although the Company intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future. In addition, although the Company intends to acquire certain identified vessels with the proceeds of the offering, if such acquisition was not to be consummated in a timely manner, the Company could be treated as a PFIC.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Company’s common stock, as discussed below. For taxable years beginning on or after March 18, 2010, a

U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes its pro rata share of the Company’s ordinary earnings and net capital gain, if any, for each taxable year of the Company for which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company’s common stock. A U.S. Holder would make a timely QEF election for shares of the Company by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when the Company was a PFIC. If the Company were to be treated as a PFIC for any taxable year, the Company would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as is currently the case, its shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to the Company’s common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company’s common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company’s common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These special rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company’s common stock. If the Company is a PFIC and a Non-Electing Holder who is an individual dies while owning the Company’s common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

Controlled Foreign Corporation Status and Significant Tax Consequences

As discussed above, we will be treated as a CFC for U.S. federal income tax purposes if more than 50% of our common stock, our sole class of issued and outstanding stock, is owned by United States Shareholders (i.e., United States persons each of whom actually or constructively owns 10% or more of such common stock).

If we are treated as a CFC, then, subject to a de minimis exception, each United States Shareholder will be required to include in his income for our taxable year ending with or within the United States Shareholder’s taxable year, his pro rata share of our “Subpart F income.” Subpart F income includes, among other items, interest, dividends, rents, royalties and capital gains derived from assets producing the above types of income. However, Subpart F income does not include income derived from the performance of services for unrelated persons. Therefore, income derived by us from the time or voyage charter of our vessels should not be treated as Subpart F income. Income derived by us from the bareboat charter of vessels, if any, will generally be treated as Subpart F income.

In addition, if we are treated as a CFC, then a portion of the gain realized by a U.S. Holder who owns or owned at least 10% of our voting shares at any time during the five-year period ending on the date of his sale, exchange or other taxable disposition of such shares will be required to treat the gain realized on such disposition as a dividend rather than as capital gain up to the amount of his pro rata share of our undistributed, untaxed earnings and profits. This deemed dividend will be taxed in manner described above under “Distributions.” Any gain realized on the disposition of our common shares in excess of the U.S. Holder’s pro rata share of our undistributed, untaxed earnings and profits will be treated as capital gain and taxed in the manner described above under “Sale, Exchange or Other Disposition of Common Shares.”

It should be noted the PFIC rules will not apply to any United States Shareholder for the portion of his holding period during which we are a CFC.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company’s common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about          , 2010, between us and Jefferies & Company, Inc., UBS Securities LLC and Wells Fargo Securities, LLC, as joint book-running managers and representatives (the “Representatives”) of the underwriters listed below, we have agreed to sell to the underwriters and the underwriters have agreed to purchase from us, severally and not jointly, the entire number of common shares indicated in the table below:

Number of Common
Underwriter	Shares

Jefferies & Company, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
RBC Capital Markets Corporation
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
DVB Capital Markets LLC
FBR Capital Markets & Co.
Morgan Keegan & Company, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of the common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons jointly and severally against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the common shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the common shares.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority without the consent of the customer.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions and advisory fees that we are to pay to the underwriters and the proceeds, before expenses, to us in connection with this offering.

Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Per Share		Total
	Without	With	Without	With
	Option to	Option to	Option to	Option to
	Purchase	Purchase	Purchase	Purchase
	Additional	Additional	Additional	Additional
	Shares	Shares	Shares	Shares

Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us(1)(2)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	Includes a financial advisory fee payable by us solely to Jefferies & Company, Inc. in connection with certain financial analyses conducted by them in connection with this offering, of 0.80% of the initial public offering price per common share.

(2)	No underwriting discount or commissions or financial advisory fees will be paid by us in connection with the $5.8 million of common shares purchased by Mr. Burke and his family in our directed share program.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions and the financial advisory fee referred to above, will be approximately $     .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

We have applied to have our common shares approved for listing on the Nasdaq Global Market under the trading symbol “RDGE.”

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, severally and not jointly, up to an aggregate of           additional common shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions and financial advisory fees. This option may be exercised only if the underwriters sell more common shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all of the outstanding capital stock of the Company have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell (including, without limitation, any short sale), offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act,

•	otherwise dispose of or transfer or announce the offering of, or file a registration statement under the Securities Act in respect of any common shares, options, rights or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of and including 180 days after the date of this prospectus without the prior written consent of the Representatives.

These restrictions terminate after the close of trading of the common shares on and including the 180 days after the date of the underwriting agreement. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

The Representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares. “Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters website and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to      common shares for our directors, officers, employees and certain of their respective family members who have expressed an interest in purchasing shares in the offering. The number of common shares available for sale to the general public in the offering will be reduced to the extent that these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain participants who have entered into lock-up agreements as contemplated above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of each of the Representatives, dispose of or hedge any common shares or any securities convertible into or exchangeable for common shares with respect to shares purchased in the program. For those participants who have entered into lock-up agreements as contemplated above, the lock-up agreements contemplated therein shall govern with respect to their purchases of common shares in the program. The Representatives in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Affiliations

The underwriters or their affiliates from time to time may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, will receive customary compensation in connection with such services.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of our common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common shares which has either been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer to the public in that Relevant Member State of any of our common shares may be made at any time:

•	to any legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common shares to the public” in relation to any of the common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

This prospectus has not been, and will not be, submitted to the clearance procedures of the Autorité des marches financiers (the “AMF”) in France and may not be directly or indirectly released, issued, or distributed to the public in France, or used in connection with any offer or sale of our common shares to the public in France, in each case within the meaning of Article L. 411-1 of the French Code monétaire et financier (the “French Financial and Monetary Code”).

Our common shares have not been, and will not be, offered or sold to the public in France, directly or indirectly, and will only be offered or sold in France (1) to qualified investors (investisseurs qualifies) investing for their own account, in accordance with all applicable rules and regulations, and in particular in accordance with Articles L. 411-2 and D. 411-2 of the French Financial and Monetary Code; (2) to investment services providers authorized to engage in portfolio investment on behalf of third parties, in accordance with Article L.4 11-2 of the French Financial and Monetary Code or (3) in a transaction that, in accordance with all applicable rules and regulations, does not otherwise constitute an offer to the public (“appel public à l’ épargne”) in France within the meaning of Article L.4l 1-1 of the French Financial and Monetary Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by any recipient, and this prospectus has been distributed to the recipient on the understanding that such recipient is a qualified investor or otherwise meets the requirements set forth above, will only participate in the issue or sale of the securities for their own account and undertakes not to transfer, directly or indirectly, the securities to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L.4 11-1, L.41 1-2, D.41 1-1 and D.41 1-2 of the French Financial and Monetary Code.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1) (e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Italy

This prospectus has not been and will not be filed with or cleared by the Italian securities exchange commission (Commissione Nazionale per le societa e la Borsa—the “CONSOB”) pursuant to Legislative Decree No. 58 of 24 February 1998 (as amended, the “Finance Law”) and to CONSOB Regulation No. 11971 of 14 May 1999 (as

amended, the “Issuers Regulation”). Accordingly, copies of this prospectus or any other document relating to the common shares may not be distributed, made available or advertised in Italy, nor may the common shares be offered, purchased, sold, promoted, advertised or delivered, directly or indirectly, to the public other than (i) to “Professional Investors” (such being the persons and entities as defined pursuant to article 31(2) of CONSOB Regulation No. 11522 of 1 July 1998, as amended, the “Intermediaries Regulation”) pursuant to article 100 of the Finance Law or (ii) to prospective investors where the offer of the common shares relies on the exemption from the investment solicitation rules pursuant to, and in compliance with the conditions set out by article 100 of the Finance Law and article 33 of the Issuers Regulation, or by any applicable exemption; provided that any such offer, sale, promotion, advertising or delivery of the common shares or distribution of the prospectus, or any part thereof, or of any other document or material relating to the common shares in Italy is made: (a) by investment firms, banks or financial intermediaries authorized to carry out such activities in the Republic of Italy in accordance with the Finance Law, the Issuers Regulation, Legislative Decree No. 385 of 1 September 1993 (as amended, the “Banking Law”), the Intermediaries Regulation, and any other applicable laws and regulations and (b) in compliance with any applicable notification requirement or duty which may, from time to time, be imposed by CONSOB, Bank of Italy or by any other competent authority.

Germany

Any offer or solicitation of common shares within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of common shares to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Werrpapierprospektgesetz). This prospectus and any other document relating to our common shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer of our common shares to the public in Germany, any public marketing of our common shares or any public solicitation for offers to acquire our common shares. This prospectus and other offering materials relating to the offer of our common shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Greece

The common shares have not been and will not be offered or sold to persons in Greece other than to insurance companies, credit institutions, social security funds and other legal entities or individuals who qualify as “qualified investors” within the meaning of Law No. 3401/2005 (Art. 2 para. 1 (f) (aa)) and any other relevant regulation. No action has been taken by the underwriters that would, or is intended to, permit a public offer of the common shares in Greece. The publication and distribution of this prospectus in Greece has not been approved by the Hellenic Capital Markets Commission and accordingly, the underwriters will not, directly or indirectly, cause the offer or sale of any common shares or distribute or publish this prospectus or any other document or information in Greece except under circumstances that will, to the best of their knowledge and belief, result in compliance with any applicable laws and regulations of Greece and all offers and sales of common shares in Greece will be made on the same terms.

Norway

The selling restriction for the European Economic Area set out above applies for offers of any common shares in Norway. An offer to the public in Norway of any of the common shares may be made at any time:

•	to any legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity registered as a qualified investor (Norwegian: “profesjonell investor”) with the Oslo Stock Exchange pursuant to Section 7-1 of Regulation No. 876 of 2007 to the Norwegian Securities Trading Act (Act of 2007, No. 75) which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Switzerland

We have not been registered with the Swiss Federal Banking Commission as a foreign mutual fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, the common shares may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common shares may be distributed in connection with any such public offering. Our common shares may only be offered in or from Switzerland to institutional investors and to a limited number of other investors without any public offering.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common shares.

The common shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common shares has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common shares shall be deemed to be made to such recipient and no applications for our common shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common shares you undertake to us that, for a period of 12 months from the date of issue of the common shares, you will not transfer any interest in the common shares to any person in Australia other than to a wholesale client.

Hong Kong

Our common shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our common shares will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our common shares is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may our common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common shares is suitable for them.

Where our common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)	to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

In addition, investors in Singapore should note that the common shares acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common shares.

Abandoned Private Offering

Between May 3, 2010 and June 2, 2010, we were engaged in preliminary discussions with a number of potential investors, both directly and through registered broker-dealers, concerning a possible private placement of up to 15,720,000 of our common shares. We and any person acting on our behalf offered securities only to persons that were, or that we reasonably believed to be, accredited investors, as defined in Regulation D under the Securities Act. The private placement was intended to be completed in reliance upon Rule 506 of Regulation D. On June 2, 2010, we abandoned the private placement and all offering activity in connection therewith was terminated in order to enable us to pursue this offering. No offers to buy or indications of interest given in the private placement discussions were accepted. This prospectus supersedes any offering materials used in the abandoned private placement.

Disclosure of the Securities and Exchange Commission’s Position on
Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Legal Matters

Certain legal matters in connection with the sale of the shares of common shares, including the legality thereof, offered hereby are being passed upon for us by Seward & Kissel LLP, New York, New York; and for the underwriters by Jones Day, New York, New York.

Experts

The financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The sections in this prospectus titled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” have been reviewed by Drewry and “The International Oil Tanker Shipping Industry” has been supplied by Drewry, which has confirmed to us that such sections accurately describe the international tanker market.

Where You Can Find Additional Information

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will be subject to the full informational requirements of the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. In addition, we intend to make available on or through an Internet website we intend to establish at http://www.ridgeburytankers.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Enforceability of Civil Liabilities

Ridgebury Tankers Ltd is a Marshall Islands company, and we expect that substantially all of our assets and those of our subsidiaries will be located outside of the United States. As a result, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. Federal and state securities laws or (2) would enforce liabilities against us based upon these laws.

Annex A

Glossary of Shipping Terms

The following are definitions of certain terms that are commonly used in the shipping industry.

Aframax tanker.  A tanker ranging in size from 85,000 dwt to 120,000 dwt.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast Voyage.  A voyage during which the vessel is not laden with cargo.

Bareboat charter.  A charter of a vessel under which the vessel-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating costs, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over long periods of time, often several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.  Fuel oil used to operate a vessel’s engines, generators and boilers.

CERCLA.  Comprehensive Environmental Response, Compensation and Liability Act.

Charter.  The hiring of a vessel, or use of its carrying capacity, for either (1) a specified period of time or (2) to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.  The party that hires a vessel pursuant to a charter.

Charterhire.  Money paid to the vessel-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter rate.  The amount of money agreed between the charterer and the vessel-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Contract of Affreightment.  A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or “dwt.”  A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight necessary to submerge the vessel to its maximum permitted draft.

Double-hull.  Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually two meters in width.

Draft.  Vertical distance between the waterline and the bottom of the vessel’s keel.

Drydocking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Handymax (also known as MR or Medium Range) tanker.  A tanker ranging in size from 25,000 dwt to 50,000 dwt.

Handysize tanker:  A tanker ranging in size from 10,000 dwt to 25,000 dwt.

Hull.  Shell or body of a vessel.

IMO.  International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

ISM Code.  International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, which, among other things, requires vessel-owners to obtain a safety management certification for each vessel they manage.

ISPS Code.  International Ship and Port Facility Security Code, which enacts measures to detect and prevent security threats to vessels and ports.

Intermediate survey.  The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric ton.  A unit of weight equal to 1,000 kilograms.

Newbuilding.  A new vessel under construction or just completed.

Off-hire.  The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.  Oil Pollution Act of 1990 of the United States (as amended).

Orderbook.  A reference to currently placed orders for the construction of vessels.

Panamax tanker.  A tanker ranging in size from 55,000 dwt to 85,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Product tanker.  A tanker designed for the carriage of refined petroleum products whose cargo tanks are usually coated with epoxy-based paint to facilitate the cleaning of the tanker between the carriage of different cargoes and to prevent product contamination and hull corrosion. A product tanker typically has multiple cargo tanks capable of handling different cargoes simultaneously. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Profit sharing.  An arrangement between owners and charterers to share, at a predetermined percentage, voyage revenue in excess of an agreed base charter rate.

Protection and indemnity (or P&I) insurance.  Insurance obtained through mutual associations (called “Clubs”) formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Refined petroleum products.  Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Scrapping.  The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single-hull.  A hull construction design in which a vessel has only one hull.

Sister ship.  Vessels of the same type and specification.

SOLAS.  The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey.  An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot charter.  A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot market.  The market for the immediate chartering of a vessel, usually for single voyages.

Spot market indexed time charter.  Time charter for which the rate of hire is variable and depends on the fluctuations of the spot market.

Strict liability.  Liability that is imposed without regard to fault.

Suezmax tanker.  Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker.  Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquid gas.

Time charter.  A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls and port charges. The vessel-owner pays all vessel operating costs such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, except for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Time charter equivalent (TCE) rates.  Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Trip time charter.  A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and vessel-owner as described under time charter and voyage charter.

Ton. See “Metric ton.”

Ultra Large Crude Carrier (ULCC).  A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 350,000 dwt.

Very Large Crude Carrier (VLCC).  A tanker whose size is above 200,000 dwt and has a typical cargo capacity of about 300,000 dwt.

Vessel operating costs.  The costs of operating a vessel that are incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating costs exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the vessel-owner pays vessel operating costs. For a bareboat charter, the charterer pays vessel operating costs.

Victualling.  Provision of food supplies to crew members.

Voyage charter.  A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses.  Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Ridgebury Tankers Ltd:

We have audited the accompanying balance sheet of Ridgebury Tankers Ltd (the “Company”) as of June 30, 2010, and the related statements of operations, shareholders’ deficit and cash flows for the period from April 27, 2010 through June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgebury Tankers Ltd as of June 30, 2010, and the results of its operations and its cash flows for the period from April 27, 2010 through June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

New York, New York
October 4, 2010

Ridgebury Tankers Ltd

Balance Sheet
(In United States Dollars)

As of
June 30, 2010

Assets
Current Assets:
Cash	$979

Total Current Assets	979

Noncurrent Assets:
Deferred Registration Costs	725,103

Total Noncurrent Assets	725,103

Total Assets	$726,082

Liabilities and Shareholders’ Deficit
Current Liabilities:
Due to Executive Officers	$920,568

Total Current Liabilities	920,568

Total Liabilities	920,568

Commitments and Contingencies
Shareholders’ Deficit:
Common stock, par value $0.01 per share; 250 million common shares authorized, 625 issued and outstanding	6
Paid-in Capital	994
Accumulated Deficit	(195,486)

Total Shareholders’ Deficit	(194,486)

Total Liabilities and Shareholders’ Deficit	$726,082

See accompanying notes to financial statements.

Ridgebury Tankers Ltd

Statement of Operations
(In United States Dollars, except weighted average common shares outstanding)

April 27, 2010
through
June 30, 2010

Revenues	$0
Operating Expenses:
General and Administrative Expenses	195,486

Total Operating Expenses	195,486

Operating Loss	(195,486)

Net Loss	$(195,486)

Net Loss Per Share — Basic and Diluted	$(312.78)
Weighted Average Common Shares Outstanding	625

See accompanying notes to financial statements.

Ridgebury Tankers Ltd

Statement of Shareholders’ Deficit
(In United States Dollars)

	April 27, 2010
	through
	June 30, 2010
	Common	Paid-in	Accumulated
	Stock	Capital	Deficit	Total

Balance — April 27, 2010	$0	$0	$0	$0
Issuance of Common Stock:
Common Stock Issued at Par Value	6	994	0	1,000
Net Loss	0	0	(195,486)	(195,486)

Balance — June 30, 2010	$6	$994	$(195,486)	$(194,486)

See accompanying notes to financial statements.

Ridgebury Tankers Ltd

Statement of Cash Flows
(In United States Dollars)

April 27, 2010
through
June 30, 2010

Cash Flows From Operating Activities:
Net Loss	($195,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in assets and liabilities:
Increase in Deferred Registration Costs	(725,103)
Increase in Due to Executive Officers	920,568

Net cash used in operating activities	(21)

Cash Flows From Financing Activities
Issuance of Common Stock	1,000

Net cash provided by financing activities	1,000

Net Increase in cash	979
Cash at beginning of period	0

Cash at end of period	$979

See accompanying notes to financial statements.

Ridgebury Tankers Ltd

Notes To Financial Statements
(In United States dollars)

1.	General Information

Ridgebury Tankers Ltd (the “Company”) was incorporated on February 22, 2010, under the laws of the Republic of the Marshall Islands and was capitalized on April 27, 2010. The Company had no financial or other significant activity between the date on which it was incorporated and the date on which it was capitalized. The Company was formed to own and employ Suezmax tankers in the Blue Fin Tankers Pool or otherwise in the spot market. The spot markets represent immediate chartering of a vessel, including the deployment of vessels in spot market-related vessel pools. As of June 30, 2010, the executive officers of the Company (the “Executive Officers”) own 100% of the capital stock of the Company. The authorized capital stock of the Company consists of 250 million common shares, par value $0.01 per share, of which 625 have been issued.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Deferred Registration Costs

Deferred Registration Costs represent costs associated with the incorporation of the Company and preparing the Company for a public equity offering. Such costs primarily consist of professional fees and consulting services. If the public equity offering is aborted, the Executive Officers will bear the liability for such costs. If the initial public offering is successful, such costs will be offset against the capital raised during the offering. Refer to the Commitments and Contingencies section below.

Due to Executive Officers

Due to Executive Officers consists of amounts due to the Executive Officers for Company-related costs borne by them prior to the initial public offering. If the initial public offering is successful, such costs are reimbursable to the Executive Officers. If the initial public offering is unsuccessful, such amounts will be borne by the Executive Officers. Refer to the Commitments and Contingencies section below.

Net Loss per Share

Basic Net Loss per Share has been calculated by dividing the net loss by the weighted average capital shares outstanding during the period. There are no capital stock equivalents and, as a result, there is no dilution for the period April 27, 2010 through June 30, 2010.

Income Taxes

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Company has no United States operations and no United States source income. Thus, the Company is not currently subject to income tax in the United States.

Non-Cash Financing Costs

As of June 30, 2010, the Company has incurred amounts totaling $920,568 for Company-related costs paid by the Company’s executive officers prior to the initial public offering. Of this amount, $725,103 has been recorded as Deferred Registration Costs as of June 30, 2010 and the remainder has been expensed.

Ridgebury Tankers Ltd

Notes To Financial Statements—(Continued)

3.	Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

4.	Commitments and Contingencies

Certain Expenditures

Subsequent to April 27, 2010, the Executive Officers of the Company have incurred certain expenditures comprising legal services, consulting services, travel, entertainment, corporate office rent, auditing services, incorporation (documents, filings and services) and such other expenditures as deemed necessary on behalf of the Company. Contingent upon successful completion of the Company’s initial public offering, the Company intends to reimburse such officers for these expenditures, subject to the receipt by the Company of the supporting documentation for such expenditures. The estimated amount anticipated to be reimbursed by the Company is $1.4 million to $1.6 million. As of June 30, 2010, the amount incurred is $920,568 and has been reflected in the balance sheet as Due to Executive Officers.

Commitments

The Company plans to commence its business operations immediately after the receipt of the proceeds from its initial public offering. In anticipation of the commencement of operations, the Company and its Executive Officers have entered into certain agreements such as memoranda of agreement with Teekay Corporation (“Teekay”) to acquire four vessels for approximately $300 million in the aggregate; and Employment Agreements with the Executive Officers of the Company. The Company has entered into a commercial management agreement with Heidmar, Inc. These agreements will become binding upon the Company, and the Company expects to incur liabilities related to these agreements, upon the successful closing of the Offering.

Additionally, the Company will incur certain expenditures upon the successful closing of the Offering. The Company estimates such expenditures to be approximately $1.4 million to $1.6 million, which includes the amounts to be reimbursed to the Executive Officers, but excludes the underwriters’ discount and the commitment fee for the Company’s new credit facility discussed below.

Other

The Company is not aware of any other claims, commitments or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying financial statements, other than those detailed herein.

5.	Subsequent Events

Subsequent events have been evaluated through October 4, 2010.

Memoranda of Agreement

On August 5, 2010 the Company entered into memoranda of agreement with Teekay to acquire four Suezmax tankers for an aggregate purchase price of approximately $300.0 million; such acquisition is contingent upon the

Ridgebury Tankers Ltd

Notes To Financial Statements—(Continued)

Company completing its initial public offering by October 29, 2010. These vessels will be delivered to the Company within 60 days from the closing of the Company’s initial public offering.

On September 10, 2010, the Company entered into a commitment letter with DVB Bank SE, acting through its New York branch (“DVB”), for a $100 million senior secured credit facility. Under the terms of the commitment letter, the credit facility would have a maturity date of two years after the date on which definitive documentation for the facility is executed, and borrowings under the facility would bear interest at Actual Interbank Market Rate (“AIR”) plus an applicable margin of 3.10% per annum. Upon entering into the credit facility, the Company will be required to pay upfront fees of $3 million to DVB. Upon closing of the credit facility, the upfront fees (totaling 3% of the facility amount, or $3 million) will be deferred and amortized over the term of the credit facility. The Company expects to enter into the credit facility prior to the delivery of the four Suezmax tankers to be acquired from Teekay.

Entry into the credit facility will be subject to the completion of the Company’s planned initial public offering with gross proceeds to the Company of at least an amount that, together with the potential drawdown of the facility, will be sufficient to complete the purchase of the initial four vessels from Teekay, provide funds for working capital, and fund payment of the upfront fees. The credit facility also contains requirements related to customary conditions and documentation. Availability of the credit facility will be subject to the Company’s acquisition of its initial fleet of four vessels from Teekay for an aggregate amount of $300 million, or, at the Company’s option, alternative Suezmax vessels. Additionally, the Company may use the credit facility for the acquisition of an additional Suezmax vessel for a period of eighteen months after the closing of its initial public offering, subject to availability under the credit facility and other conditions and documentation relating to the collateral securing the facility.

Except as disclosed herein, the Company is not aware of any other subsequent events that should be disclosed.

           Shares

Common Shares

Preliminary Prospectus

Jefferies & Company
UBS Investment Bank
Wells Fargo Securities
RBC Capital Markets
BB&T Capital Markets
DVB Capital Markets
FBR Capital Markets
Morgan Keegan & Company, Inc.

   , 2010

Until          , 2010 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: Information not Required in the Prospectus

Item 13.	Other Expenses of Issuance and Distribution

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions and financial advisory fees, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$	*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accountants’ Fees and Expenses		*
Nasdaq Global Market Listing Fee		*
FINRA Fee		*
Blue Sky Fees and Expenses		*
Transfer Agent’s Fees and Expenses		*
Miscellaneous Costs		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

The amended and restated bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant to the extent permitted by Section 60 of the BCA.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.	Recent Sales of Unregistered Securities.

On February 22, 2010, we issued 500 common shares, par value $0.01 per share, to Robert P. Burke and on April 19, 2010, we issued 125 common shares, par value $0.01 per share, to Kevin M. Bavolar in exchange for aggregate consideration of $800 and $200, respectively. Each of these issuances of our common shares were exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. There were no underwriters involved nor was there any form of public solicitation or general advertising used in connection with either issuance. Both of Messrs. Burke and Bavolar were able to bear the minimal economic risk involved with each of the issuances and both understood that they would not be permitted to resell or distribute these shares to the public. In addition, as the Company’s sole officers, both of Messrs. Burke and Bavolar had access to the Company’s financial and other information which would customarily be included in any prospectus. The following table sets forth private sales of our common shares since inception:

		Consideration	Total	Registration
Securities Sold	Date Sold	Per Share	Consideration	Exemption	Purchasers

500 common shares	February 22, 2010	$1.60 per share	$800	Section 4(2)	Robert P. Burke
125 common shares	April 19, 2010	$1.60 per share	$200	Section 4(2)	Kevin M. Bavolar

Item 16.	Exhibits and Financial Statement Schedules

Exhibit
Number		Description

*1		Form of Underwriting Agreement
3.1		Amended and Restated Articles of Incorporation of the Company
*3	.2	Amended and Restated Bylaws of the Company
*4	.1	Form of Stock Certificate
*4	.2	Form of Registration Rights Agreement between Robert P. Burke and Kevin M. Bavolar and the Company
5.1		Form of Opinion of Seward & Kissel LLP, U.S. and Marshall Islands counsel to the Company, as to the validity of the common stock
*8	.1	Tax opinion of Seward & Kissel LLP
**10	.1	Memorandum of Agreement dated August 5, 2010 between Dilong Spirit L.L.C. and Ridgebury Tankers
**10	.2	Memorandum of Agreement dated August 5, 2010 between Shenlong Spirit L.L.C. and Ridgebury Tankers Ltd
**10	.3	Memorandum of Agreement dated August 5, 2010 between Jiaolong Spirit L.L.C. and Ridgebury Tankers Ltd
**10	.4	Memorandum of Agreement dated August 5, 2010 between Tianlong Spirit L.L.C. and Ridgebury Tankers Ltd
*10	.5	Equity Incentive Plan
*10	.6	Employment Agreements of Robert P. Burke and Kevin M. Bavolar
*10	.7	Credit Facility Commitment Letter
10.8		Letter Agreement dated July 1, 2010 between the Company and Heidmar Inc.
10.9		Form of Technical Management Agreement
*21		Subsidiaries of the Company.
23.1		Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP
23.3		Consent of Drewry Shipping Consultants Ltd.
23.4		Consent of Douglas E. Schimmel
23.5		Consent of Christopher McGrath
23.6		Consent of Robert L. Lewis
23.7		Consent of Kevin M. Kennedy
24.1		Powers of Attorney (included on the signature page hereto).

*	To be filed by subsequent amendment.
**	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut, on the 4th day of October, 2010.

RIDGEBURY TANKERS LTD

By:	/s/ Robert P. Burke
Name:     Robert P. Burke

Title:	President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence Rutkowski and Robert E. Lustrin, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on October 4th, 2010 in the capacities indicated.

Signature	Title

/s/ Robert P. Burke Robert P. Burke	Chairman, Sole Director, President and Chief Executive Officer

/s/ Kevin M. Bavolar Kevin M. Bavolar	Chief Financial Officer and Principal Accounting Officer

Authorized Representative in the United States

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Ridgebury Tankers Ltd, has signed this registration statement in the city of New York, state of New York, on October 4, 2010.

By:	/s/ Robert P. Burke
Name:	Robert P. Burke

Exhibit Index

Exhibit
Number		Description

*1		Form of Underwriting Agreement
3.1		Amended and Restated Articles of Incorporation of the Company
*3	.2	Amended and Restated Bylaws of the Company
*4	.1	Form of Stock Certificate
*4	.2	Form of Registration Rights Agreement between Robert P. Burke and Kevin M. Bavolar and the Company
5.1		Form of Opinion of Seward & Kissel LLP, U.S. and Marshall Islands counsel to the Company, as to the validity of the common stock
*8	.1	Tax opinion of Seward & Kissel LLP
**10	.1	Memorandum of Agreement dated August 5, 2010 between Dilong Spirit L.L.C. and Ridgebury Tankers Ltd
**10	.2	Memorandum of Agreement dated August 5, 2010 between Shenlong Spirit L.L.C. and Ridgebury Tankers Ltd
**10	.3	Memorandum of Agreement dated August 5, 2010 between Jiaolong Spirit L.L.C. and Ridgebury Tankers Ltd
**10	.4	Memorandum of Agreement dated August 5, 2010 between Tianlong Spirit L.L.C. and Ridgebury Tankers Ltd
*10	.5	Equity Incentive Plan
*10	.6	Employment Agreements of Robert P. Burke and Kevin M. Bavolar
*10	.7	Credit Facility Commitment Letter
10.8		Letter Agreement dated July 1, 2010 between the Company and Heidmar Inc.
10.9		Form of Technical Management Agreement
*21		Subsidiaries of the Company.
23.1		Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2		Consent of Deloitte & Touche LLP
23.3		Consent of Drewry Shipping Consultants Ltd.
23.4		Consent of Douglas E. Schimmel
23.5		Consent of Christopher McGrath
23.6		Consent of Robert L. Lewis
23.7		Consent of Kevin M. Kennedy
24.1		Powers of Attorney (included on the signature page hereto).

*	To be filed by subsequent amendment.
**	Previously filed.